Exhibit 99.2
TROY STUEWE DAMIEN COFFEY CHRIS WILLIAMS SALVADOR FREGOSO JACQUELINE PENTON KEVIN BRAY BOYDEN THOMAS IAN SOMERVILLE BRYAN HALE MICHAEL LOWE DAVID REA JONATHAN CHAPMAN MIKI TAYLOR MANUAL ARCHILA JOHN SILVESTRE STEFAN THOLL HARRISON SHAFFER DIETER BOLSSENS ; YVONNE HUGHES STEPHEN MATTHEWS ADRIANNA VASQUEZ HOLLY SIEVERT MANOJ KUMAR TROY MOSS DALE NIXON JAMES COUSAR ROBERT SHARPE & nbsp;ALLAN KOZAK OSBALDO GARCIA ELLEN AKEN-VERKLEIJ TERRY SCOTT EDUARDO ACEBEDO VITORINO CASTRO VINCENT HILL HECTOR PEREZ ARMANDO REYES ANDREW EVANS & nbsp; DAVID BUNGER MICHAEL STOCKDALE EARL BERRYMAN MARY HALLOCK BRUCE CUMMING ANTONIO VALENSUELA DANIEL BECHER CHRIS HECKMAN DAVID HOLLAND DANNY PEHRSSON & nbsp; KEVIN EMPRINGHAM BRAD POTTER PAUL FOSTER EDWARD KWOLEK JOHN DAVIDGE ISIDRO SANDOVAL STEVEN GREEN ANTHONY MULLEN JESSICA OSORIO CARLOS RODRIGUEZ ; JOSE MEDINA THINTIZWE MAKHUNGA JODA HAMIORA PAUL WHITE MARIO MC COY BENJAMIN TILLEY DREW NICHOLS DAVID SMITH EVAN KRETSCHMER JOHN MOFFITT &nbs p; JOSE MENDOZA RENEE SCHNELL WOLFF THOMAS WILLIAM KELLY JOHN EPPERSON MANSUR SIRAJUDEEN LUIS GUZMAN-SOLANO PAUL WHITMORE RAFAEL CRESPO JR ROSA SILVA &nb sp; STEVEN MAUGHAN JOHN POLK JOSE CRUZ-GARCIA JOSE LOERA-TOVAR JANUSZ SZMYD CHARLEY WILLIAMS DAVID RANDOLPH APRIL HOLT CHRISTIAN LENFERT ISIDORO ALVAREZ &nb sp; BRIAN BRANDT ROBERT FILBERT LAM NGUYEN JOSEPH RILEY MARIA AFONSO LESLIE JONES RONALD HEDGECOTH SPENCER QUINTERO ADRIENNE SPENCE DARIO BADILLO & nbsp; MARK DUNN FLAVIO AVILA ELIZABETH BAKER ANDRE HUGGINS KENNETH WEINERT WALTER DOHNA INEZ GARCIA MITCHELL BEER ARMANDO CARLOS PHILIP BENTLEY ; WILLIAM GIBBONS ERIC BAKER CHERYL FECKETT MOHAMED SILLAH PABLO POL ROMERO GERMAN MORALES HARRY REEVES HELLEN WERTH DONNIE PHILLIPS SASHA SILVA TYSHON BEY JOSEPH PARKER STEPHEN FISCHER LESTER DE L ROMERO HANS-PETER BRAND ARNULFO ZATE AUGUSTO AVILA HENRY BOWMAN EDWIN DIAZ DOUGLAS WEAVER &n bsp; KEITH COOPER JOHN BETTENCOURT ARIS DE LOS SANTOS ROBERT TUCKER CHANEL SMITH JUSTIN MILLER ANTHONY AGIUS LUIS RAMOS TAMEKA HENDERSON LINDA HARRIS &n bsp; LEON LITTLEJOHN ANDERSON CLARKE FRANK V DEN DUNGEN ROBERT RUIZ RODNEY NUNEZ MICHAEL WARSEK ROB CONNAUGHTON DONALD GILLETTE GABRIEL JIMENEZ CHRIS SARGENT &n bsp; JACKIE BARLEY ERNEST OVERTON ANN CROMIE JEFFREY SCHUTT DAVID SOUTH NANCY REID TAKLEB BETTERE LIAM CODY CAROL CULLETON VASANA KHAMVONGSA &n bsp; CAMILO T-CASTILLO CARIDAD T-DAVILA ALBERT POSEY STEVEN SAXBY BIAGIO ADRAGNA FRANK HOLT PRAVEEN BANGERA ALEXANDER MCKERLIE ALONSO G-PULGARIN WILLIAM WEISEN &nb sp; ALAN DOCZEKALA DAVID CHUA DANNY DESA CORDULA KR MER GARY CARROLL GRAEME FERGUSSON JOSE VILLA STEVEN CORBETT TOMASZ HOLOWNIA WENDY BOETTGER WILLIAM BROOKFIELD CHARLES WILLIAMS & nbsp; ANDRZEJ GLISZCZYNSKI SHITA ADEM MANELOS TAGDALIDIS LEOPOLDO GUZMAN ROBERT HANCOCK MICHAEL LARACUENTE NIKLAS WEIBO OSCAR VILLAREAL & nbsp; WAYNE OSCROFT CRAIG ADKINS GUSTAVO SANDOVAL HERMINIA GARCIA TOMMY IRVING JOSE CASTANEDA MAURICIO M-GONZALEZ JAMES CHASTAIN OSCAR SALGADO TERESA STRACHAN & nbsp; VICTOR RODRIGUEZ AARON LOONE DAVID JOHNSON DAVID COBLE DAVON PADEN DEREK MICHALOWSKI RACHAEL OÕCONNOR CRISTIAN VELAZQUEZ MATTHEW WADLEY BARBARA RIDGE &nbs p; MICHAEL MOODIE THAWANRAT OWEN RUI GUIMARAES RAYMOND JENNINGS JOHN THIGPEN WITTMAN SPENCER GREGORY MARGESON JOHN GRAVES PAUL SUTTON GARRY SKINNER &nb sp; EDDY STEENSELS RANDALL INGRAM CHARLIE ROBY OMAR GUZMAN ROBERT WILSON MIGUEL GONZALES JOHNNY DILLON BRIAN SANCHEZ JUNIOR MEA RODNEY BONNETTE & nbsp; SERAFIN VALENCIA MILE KOLCEG THOMAS SORCI TIMOTHY BUCKELS JOHN ROBERTSON HAYLEY ANDREWS WALDEMAR HIPP KIRT BOSWELL LETICIA ARELLANO JAMES HODGE &n bsp; NICHOLAS ADAMS PASQUALE DIBIASO JOHN HAMPSON MICHAEL PIRES QUAN WANG GAIL HEINEMAN JAN-P V DE REUTVAN ALVARO TORRES JONATHAN LEWIS MARK LAWSON TRISTAN WALTERS ANGEL VALLE MICHAEL JAMIESON MILTHON MORALES IAN PICKERING BRIAN HENDERSON VICKAL PRASAD ANASTACIO DIAZ LISA BREMNER HEIKO OLSCHWESKI ; JEFFERY COUNCIL BRANDON GARDNER NICHOLAS HORN SUQUIFA COE PATRICIA HANNAGAN RICHARD NICKENS MARTIN WILCOX KAREN DARNELL JAMES FROST SCOTTIE DENTON &nb sp; DAVID ERWIN DAVID WOODRIFF ROBERT LARRY MICHAEL WHITE JOSE MARTINEZ MARK ROBINSON SHANO SHYTI GEORGE MALAMIS BERNARD MONTALVO VICTOR VIVES ; ERIC FIGUEROA JOSE CORDERO PAULI FINAU IAN BALL JOHN PETERS RUBEN MALAVE ROY HARVEY ERHARD FREDE STEPHEN LUCKETT CARLOS DE JESUS WILLIAM SCHMIEDEL JR LUKE MARTIN NOLAN WALTERS APOLINAR RODRIGUEZ PATRYCJUSZ HOMA LINNEA BLEVINS ROSS COLEY SUKVINDER RAI HENK NEUTKENS HARRY TOWNSON & nbsp; MARK RICE CHENIER ISRAEL NOLBERTO BARBOZA ALANA PATTERSON KEVIN MENDOZA ADRIAN LEWIS ANTHONY DRAPER DANNIELLE CROAN MARK BETTS JULIE GOLEY & nbsp; DEBORAH G-CLIFFORD RONALD RYLANCE HARRY PITTMAN CLINTON DUKES ANDREW NEUBECK NICHOLAS FONTE WILLIAM AUSTIN BOB VAN SCHIE LOREN BELONE JOSUE MORENO ; JOSE RUIZ MICHAEL OGARA ALFONSO MERCADO JULIE KUCZERA DANIEL GUZMAN DAVID RITTER MASSIMO SARDELLA CHENG MASON BOBBY JABINES CAROLINE GREEN ; CARLOS MARTINS KELLY FERGUSON MELVA PERRY-BOLT MICHAEL BROMLEY ROYCE GREEN PEDRO CASTILLO KEVIN BOATNER LUCKY NTOZAKHE RASAQ HAMED SOFIA VASQUEZ JOHN WOOLEY MANUEL SANCHEZ RICHARD BROOKS MARCO LIBERAL KEIRAN MCVIE DERRICK WYMES PAUL HUTCHINGS LUIS PEREZ JAMES RADFORD ROBERT SHEPHERD RYAN MOLONEY ARMANDO RUIZ ROBERTO MUNOZ CARLOS RESTREPO DOUGLAS SANDERS DAMARIS VELASQUEZ DEAN KOLENC JEMMA DAVIES LENNARD NASH JACK LAMBERT &nb sp; RONALD PORTEOUS JEAN SAINT-FLEUR GARY OÕMALLEY TOM OUTERBRIDGE VICTOR RAMOS MIGUEL AYALA LEE POWELL NATALIE ZAMBUJO ERNESTO FLORES JEFFREY MAYNARD &nbs p; DONALD MANALU FREDERICK RILEY MARCUS JONES JEFFREY HEKE WILFREDO VADY DAGOBERTO RODRIGUEZ STEPHEN KERRY MARK HARRISON VIRGINIA BARRAZA PETER HAGEMANN &nb sp; KATRINA MARTIN SHAUN CHUDLEY ROBERT FLETCHER MATTHEW JAYS STEVEN MCINTYRE DANIEL BUTLER WILLIAM BEEBE LEMPP WADIM RANDY WILLIAMS MANUEL DOS SANTOS &n bsp; NEIL WAITE GIDEON BOTHA DONNA SUBLETTE MICHELLE KOWALSKI WILL-JAN AMERSFOORT STEPHEN LEE PAUL MEEHAN PETER WEEKS CASEY CAMPBELL MENGISTU YEGZAW ; DAVID ALLOWAY ROBERT WICKER VANESSA REPICE ANDRES FONSECA ROB SEDA-MARTINEZ JANE FENWICK MICHAEL PALLAY PAUL KAVANAGH GUADALUPE PADILLA ANDREW BAFI SAJI POTHEN HUGO ADAO &nbs p; WENDY FAULKNER MICHAEL ST. ONGE NATHAN SEGAL TARAN STIRRAT ANDREW BUTCHER DAVID TAYLOR RENE DE KONING WILLIAM JONES &nb sp; ROBERT MOORE RAFAEL UNZUETA RICHARD BAMBRIDGE VALERIE HARVEY CASIMIRO PRESINAL RUBEN VALLEJO STEVE KEMP JOHN BESS MARTIN SCOTT SHARON BARTER &nb sp; HECTOR MERAZ PHILLIP SISK ROMMEL BIGALBAL JOSE LOBOS RAFAEL PINEDA TAHI LEGG DAVID BORG CARLOS TOLENTINO CRYSTAL BOHNER CHRISTIANA MANGUAL & nbsp; KIRE BABADZOVSKI ALIX CEBALLOS GERALD BOHM PETER CSOLLANY RAQUEL VELA DEREK CAMPBELL NICOLAS ALVAREZ JOAN MALOLO TAUFA MANUOFETOA CARLOS FERREIRA & nbsp; EDUARDO RUIZ JONATHAN MORGAN WAYNE CUNNINGHAM HENRY FISHER CORRADO SPEZZACATENA STEVEN HOCKEY EILEEN PAYNE MARVIN FERRELL JR GARY CLEAVE MIROSLAW KUCHARSKI GRAEME STEVENS MELANIE NOU SCOTT JACOBS EDMUND PRUETT TED SISOPHA ROWAN BURDESS RICHARD OGDEN OHLEN CORBETT JASON HENDRIXSON DAVID FREAME BERHANU LEMA JACEK WYDRA JOSE HERNANDEZ MICHAEL DUNBAR STEVEN READ STEPHEN BOSLEY BLAS AMEZCUA ROGER LAWRENCE BOBBY HAWKINS MATTHEW XENOS BERNARD EVANS LANCE BROWN TREVOR PATRICK JOSEPH SCAPPINI WILKEMSON SEVERE ANTONIO FAIR JOZEF DUBCZYK MARY PARGETER VALENTINO CORONADO KEVIN KNOX JOHN BOWMAN PAUL HILLIER JOHN GELDEART ALMA PEREZ SIMONE DUNN ANGELA NEWBELL FIONA MORGAN ISABEL VELEZ SJEF DORELEIJERS MILTON KILGORE &n bsp; DOUGLAS NEWMAN GERARDA FREDERICKS TIMOTHY ADAMS BERNARD MONTALVO HECTOR FUENTES HENNY BOES VICTOR ALVARADO SHAWN OGELVIE ROBERT BAREFOOT JOSE HERNANDEZ MIKE MOSKAL JOHN PIERRI VICTOR COMMONS JOSE CRUZ DAVID BRATCHER STACEY SPROAT AMEUR HELAL DONALD QUARLES ALBERTO JIMENEZ RHETT GERARD BONNIE FERRELL RAHKIIM BURGESS GIOVANNI UCCHEDDU PETER MALONEY YAN NONG JORGE PONCE PAUL THOMPSON JOHN BARKSBY ANTHONY AMATO JASON PRICE &nbs p;GUISEPPE COSTANZO JUVENCIO CIENFUEGOS GARY JENNINGS STEWART WAINWRIGHT SHAWN COLE ROBERT DUNBAR SAMUEL PISANI BRENNAN CORNELL SAM ANTHONY PEARLEE ANDERSON & nbsp; GARY HILLS ALAN KINGTON TERRY MC COY MICHAEL ALVAREZ JOSE MARTINEZ LUIS SERRANO JOHN VAN ZWIETEN CARLOS BERNARDO LEONARDY AMAYA GREGORIO ROMO ; LUKE MEILAK CRAIG MARSHALL WILLIAM SMITH NICHOLAS WILHELM FELIX GALAN FRANCISCO ORTEGA JOSE DIAS ANDREW BORG JOHN MARSHALL SUDHIR YALAMANCHALI &n bsp; WILLIAM BRODIN JAYSON WALSH DIANE SCHWEIGER ANTONIO TOMBA RICHARD HUNTE FRANK MORATTI JIMMY BAUM ERMELINDO RODRIGUEZ ARNULFO SANCHEZ NEIL KERR ; SHIU NARAIN DAVID HEMMINGS MICHAEL TAFUTO AMRIT JASWAL PAUL PRIEST ELOY HERNANDEZ THIAGO DE OLIVEIRA MINAVADY CHANTHARATH GRIZELJ FRANK CARLOS COWAN IVOR BROCKLEHURST LAURA SIQUEIROS ANDRE LOVETT DEREK BARBER KENNETH BULLOCK JOHN BAKER DAVID MEYERS ZACHARY THOMAS CHARLES MARSHALL GEORGE ROSEN COLIN MANNING STEVEN BURNS WILLIAM IVY CHUAN-HAI TEH DENNIS FREEMAN EMAD AL MOSAWI DAVID FLEGEL PAUL FRESKA MIGUEL BERNAL JR BRIAN BRINK CHRISTOPHER REES RICHARD SHUTE EMILYN RODRIGUEZ ANTHONY PLIMMER JEFFREY MAXICK JAMES WENDELL MARKO RONOWSKI JOSEPH ENRIGHT PEDRO GARCIA JORGE HERNANDEZ ERNEST WILSON WILLIAM PEAVEY PHILIP MILEWSKI RONALD BOEREMA JONATHAN SNYDER BEYER DAVID JUAN RAMOS MANGESH KAWALE SANTOS AMAYA PHILLIP CHELL &n bsp; MICHAEL HENDERSON PAUL SNOECKX JEREMY TREADWAY SKYLAR PRICE DAVID APAP JORGE RAMOS MARTIN PARKINSON OKTAY SEL LUIS SARAMAGO JOHN KERR ;ALEXANDER FIGUEROA JAMIE FLETCHER ANN DEAVIN MICHAEL SHAPIRO CELIL G RE OLIVER BENIT JAMES LAWRENCE NIGEL DRURY ANDREW CARTLEDGE GER HINSEN ALBERTINO BATISTA JUDITH SOSSICH &nb sp; MICHAEL KISER ANTONIO MARTINEZ JUAN ALVAREZ THOMAS MULVANEY JOSEPH MCCOOL UPDASH SINGH PETER HANSEN RICHARD GRANT &nbs p; GERWYN MORGAN MUHAMMAD ZAMAN JOSEPHINE LATELLA DAVID VAUGHN ANTHONY SMITH DOVIE JONES ELVIN OÕGARRO DANIEL WOLTMANN CHAN THANADABOUTH RICKY KNIGHT ; JOAO SANTOS SANDRA CAMPBELL JAMES NORMAN PAULA ARAUJO KENNETH LANGSDON TOMMY DU MARIA FERNANDEZ JAVIER JARAMILLO MARK WATERS MOISES GARCIA VINCENT STAPLETON MICHAEL MURPHY MARTIN CLARKE CECILA RICE RICHARD KYTE JASON WALSH GRAHAM MATTHEWS SCOTT HURREN GARY MCNEILL SHELLY PESSAGNO &nb sp; MARTYN PATCH JAMES WOOD TOTHFALVY TORSTEN DAVID BRUMMELEN UBALDO DIAZ CHRISTINE LEMMEN RYAN REYNOLDS DEREK WERTH GONZALO GONZALEZ MICHAEL ROBINSON ; JAIME GARCIA ANNIKA PERSSON LUIS RUIZ STEVEN DESA JENELLE ROBINSON GERALD HOLMAN TROY DEGNAN JOHAN VANDERSTEEN TAKIVAHA TUPOU SUBASH WARRIER & nbsp; ALIEM ABDOEL MARK WILLETTS ROLAND VARGA CHARLOTTE DIGGS STACEY TWIGG DAVID BEARDMORE RORY RINK JAMIE SMITH TAYLOR SKURNAC ROBERT GAUDINIER ; PAUL CURTIS JESSE GARCIA LOTHAR KRIEG DOUGLAS MCLEAN COLEEN BOLIN MALIK CERIC BEN MEI PHILLIP ONEILL MICHEAL WILLIAMS ASHLEY WHICHELLO & nbsp; CARLOS CROVELLA ROBERT BACZONYI NATHANIEL SARTAIN ROBERTO ARROYO ERIC WITTE HIEU DINH WAYNE JACOBI JOHN OÕMALLEY BERT KATS TYRONE DENT &n bsp;RICHARD CARLSON REBECCA POWIS DEWEY THOMAS VINCENT CHRISTOPHER TONY RUDGE BARBARA DIXON KYLE JOHNSON DOMINIC CAVILLOT SABAS SAENZ JAMES BOBBITT &nb sp; JAMESON SMITH FRED BENITEZ CARLOS MONTANO HASON TURNER KELLYANNE JONES NECESSARL MYLES BARTOLO GUERRERO JIMMY ALBARRAN ROBERTO NEGRON JUAN RIVERA STEFON RICE SCOTT OVERLAND WILFRIDO C-MATEO LUKE OAKLEY HEIKO SCHOEN MIGUEL VALENZUELA MARTIE KALF ALANI TUPOU BRAM V DER KLOOSTER JOSEPH BARLOW &nb sp; YORLENY ESPINOZA ROSS DEATH RUTH CUEVA BENJAMIN LEANDER JAMES QUARLES KENNETH HUCKEL ROGER VAUGHAN STEVE NADULEK DANIEL ADAMS HANAI ELOYA ; WILLEM VAN DEN VEN VERONICA HERRERA OMAR BENTALEB NAGAVALLI V YILMA BEKELE MANUEL SILVA HECTOR G-GONZALEZ DANIEL BURNOP BEATE WEISS CASSANDRA HARRIS ; MARTIN QUI ONES KAMALJIT THANDI CAROLINE MACDONALD MICHEL ACOSTA RAY GAFFORD WAYNE GILL MARTIN PEREZ SAROJ SINGH HUMBERTO DACOSTA ZHAN CHEN &nb sp;RUSSELL ODOWD PATRICK MARTIN IAN MCDOUGALL GEORGE CHONG-NEE WILLIE DAVIS AURELIO HERNANDEZ LEE HUGHES JEFFREY HEALEY ANA GOMES MYLES PARTRIDGE &nbs p; TERRY RUCH ELMER FERNER VICTOR DELIZ JUSTIN LEFEBVRE LOUIS FEDDELER MICHAEL WILLETT MARCOS MARTINEZ CARLOS TORRES-CHAVEZ TYRONE ATTEWELL SHAYNE ODONOGHUE BRADLEY HUGHES TEDDY NANGUARI HELPPY FEBLES MICHAEL PERRETTA BRIAN GALE CARLOS AMOROSO MARCELO PAIVA RAFAEL SAYADIAN ISIDRO GONZALEZ PETER LA BELLA CHRIS WESTON NICHOLAS REES PETER NORMAN FELIX SANTIAGO ROBERT ADAMCZYK AMELIA BREADEN GREGORY JACK CASIMIRO DE ALMEIDA ENNALS TOWE JOSE CORTEZ & nbsp; KEVIN THOMAS JOAO REGO KEVIN PEDLEY PAUL MCVEAN WINFRED MITCHUM DICK NAPIORKOWSKI CORTEEN FOWLER BRETT HARRISON SIMON BAXTER JAUNI BETTERE & nbsp; ROBERT OBRIEN AMILCAR CUNHA VICTOR GONZALEZ JAMES CARRENO JUAN PINEROS EPIFANIA SIMO CARISSA HAMMER RAYMOND WALKER PASCUEL A-GARCIA MIHWA CHOE ; LINDA PROBERT JASON WHITAKER MATTHEW SIMON LOUISTINE SHERROD NICKEL CHRISTOF PHILIP GREGORY CONSTANTINO SIERRA JILL DELOUISE WILLIAM SAWYER ANDREW FRY &n bsp; JASON DREWS CAROLINE BOND FRANK CELESTIN EPIFANIO LEON WILLET LANGLAIS FERNANDO IRIQUI MILTON HALL ROBERT REYNOLDS CURTIS KALTER THOMAS DOYLE MARK SGROI LEON WILSON &nbs p; GARY HENSLEY TYRONE KENT CHRIS WILLIAMS REINALDO VALDES JUAN MARTIN NICK VAN DIJK MARJORY OLIVEIRA SIMON STONE JOHN FELLONNEAU JEFFREY CARTER ANDREW WILLIAMS ANGELA BOTTO CHRIS CREMONA GABRIEL MONTANO MARC FALLER JAMES RICHARDSON JOSHUA MACAULEY CHARLIE BLAIR &n bsp; LEANNE JARRETT GERARDO GONZALEZ LUIS GUTIERREZ PEDRO VILLANUEVA JAMES BOWERS JESUS BONILLA JAMES CONNER HEATHER RHEA VERA HARO WILLIE FLEISCHMAN CORTISSIA STEPHNEY RONALD NUTTER ALEXANDER NEGRON EDDIE CATHEY FAAUUGA APINERU RICKY GAUGATAO CARMELO FANTINO CAROL GOLBOURN JUAN CASTILLO SHELBY BASKIN & nbsp; ANDREA TAYLOR BARBARA ANDERSON RIC BROWN REGGIE BATTLE ADRIAN FLACHI DAMIAN BOYD MILAGROS LOPEZ RONALD PROLER GEORGE LYTLE DANILO VIERNEZA GEORGE PARKES MARJAN TONKICH THOL PHON PHILLIP ROBERTSON EDWARD OSTERMILLER PEDRO SUAREZ HERMINIO COLON CHRIS DENNISON JODIE MATSEN STEVEN OSTROZNIK FRANK EILERS MORIN BILLIAM MIGUEL RUBIO CODY BRODIE JEANNE GRIMMER RICHARD MARTINEZ PRESTON TINSLEY BUCHELT ROBERT GUSTAVO MONSALVE KATY PEGLER DARREN BARTER ROBERT JONES JASON TYRRELL CHRISTOPHER CLARK RIMA TE-WAITI KEN MANKTELOW GARLAND ASHWORTH EDWARD PALONIS JOKKON BUNGLIK RICHARD SELBY &nb sp; ROGER HARRIS MIGUEL JENKINS STEPHEN WILSON GARY JOSEPH EMIDO DINATALE CLARENCE JAKES ULRIKE TAUCHE MANUEL CORRAL BOBBY BETTERE PETER VAN LOON ; STEVE LANDY PAUL MAI MARTIN BRUCE LUIS OSEGUERA NORBERT KAROLY STEFAN XUEREB ROBERT ANDERSON JAMES KIMBRELL SUMAN ROBLES VICTOR RODRIQUEZ JAMAINE ARNOLD FREDERICK MCKEE JENNIFER DOWNING MARIANITO PAMPOLINA FRANCISCO ASTORGA JOSEPH ARCADIPANE ADAM WINCHESTER JOSE RODRIGUEZ ARMAND ARELLANO JOSE CUNHA RAMIRO DE LA TORRE CRAIG SCHANTZ DANIEL RAULERSON JONATHAN PARRY LAWRENCE WALTER DAVID MAY GAIL PARENT CHRISTOPHER EMERY ALEX LEIKAS LORREN BELL &nb sp; THOMAS SANSONE MICHAEL JOHNSON JUAN CASILLAS ROBERT WATT QUINTON POPE WILLIE SALTER ABRAM MARTINEZ DAVID LLOYD PETER FRANSEN TREVOR HODGINS &nb sp; VINCENT MARASCO RAYMOND CASTRO CHRISTIAN HERNANDEZ CARLOS MARZAN ANDREW ATHAS ROBERT HANCOCK JEFF TYLER PETER BARCLAY RAMON MOLINA ALEJANDRO PEDRAZA LINDA FUERST INEKE BREE-REYCKERS ALAN CHAMBERS PAULO ROCHA ALEJANDRO GUERRERO WILLIAM ANDERSON TONNIE VERBEEK MANUEL FARMER-RUIZ LYNETTE BUCHANAN JEFF MICK & nbsp; VINCENT TOBIN STEVEN ROBBINS PATRICK POPE MAURICE HUTCHINSON KARIE CLARK GHAFFAR NAZARI CHRISTOPHER PERRY PETER VANEMMERIK MICHAEL LENTZ LUTHER PHILLIPS ; MYSZKO BOGDAN KEITH MC CRAE JOHANN LANGER CLIFFORD SESSAY DANIEL EMERY DIOMARIS LIZARDO DAVID MILLER CARLOS VAZQUEZ SANTIAGO CALDERON PATRICK MCKAY HOMMEL STEPHANIE CODY PENDERS JOEL JACOBSON RYAN HIBLER JERRY BAILEY MATTHEW GALT NEIL BLACKFORD MARCO JACQUEZ COLIN STIRLAND LAWRENCE KING &n bsp; ANDREAS MISCHKE SHAUN EVANS GREGORY STEWART GLORIA MTSHALI IAN DAGGE SUSAN HUCKLE CHRISTOPHER PIETT SCOTT SIMMONS JOSE TORRES JOSEPH CARUSO &n bsp; PAUL TSOUKALAS JONATHAN HARVIN THOMAS SCHAAD CHRISTOPHER GALIC DANIEL MARTINEZ PERNELL BOYKIN MICHELLE HOLLY WILLIAM FOSTER RUBEN GARCIA NEIL DUCKWORTH &nb sp; DANA BASTIAN SECUNDINO REYES LUCIA DE RIVERA BAKI ZUNA DAVID ZAPATA WILLIAM LEDWELL PETER CABALLERO MARK RICHARDSON FOTUAIKA LAUTEAU BOBBY INGRAM &nb sp; LAWAN LEAL FRANK GARCIA JOSHUA FELTON DAVID HOLBROOK PETER KACIR JOSE BLANCO CHASE PANITZ GRAHAM BENNETT PIOTR KOZAK LINWOOD BEALE ; WILLIAM ROSATO THOMAS KOPCYK KEITH KEENEY STANKO IGNJIC MOUNIR FACI DAVID SHAW JORGE VILLATORO DAVID HANSON JAMES GILLESPIE RONALD WHITE JAIME RIVERA SUE LEE STEPHEN MCQUINN ALLAN WIREMAN PHILIP HUNT ANTHONY SOUSA RONNIE CREMONA ANGELA FLORES ARISTEO CRUZ MICHAEL SHINN &n bsp; CHRISTOPHER GRAAF DOGAN MUSTAFA MARVIN MCPHERSON HEATH BUELL MARICELA CASTILLO THOMAS PEREA DOMINGOS TAVARES DANNING ZHANG JOSE RODRIQUEZ LUIS RODRIGUEZ JIMMY NGUYEN KELLI ALO SCOTT OSBORNE ZOLTAN SEKULA AMANDA CRAFTON JESUS HURTADO ANDREW KEMP LYTE WILLIAMS VICTOR ESTRELLA NOE VENEGAS-ROSAS & nbsp; MARY COOK HUTCHINSON OLIVER LEON CLARIDGE SHERRYIE BROWNING JAQULYNN JACKSON PAUL STREPAY MAREK GAJEWSKI CHRIS BULLINGHAM MIKE OTTERSBERG MELVIN BELCHER ; IMAN ELAJOUZ RONNIE REDDEN JAVIER SINTI NICHOLAS STAPLEY DAVID MILLS IVOR BROWN BYRON GREEN PAEA SANFT JAYNE BALTIMORE PETER FARMER JOHN HANNA AUTUMN GALLELLO AMED KHELILI ALEX VALENZUELA DONALD HOLLAND AMOS WISE JERRY COOPER DARREN RUNDELL CALLUM MACDONALD CAROLINA NAVARRO & nbsp; CRAIG SHARROCK JUAN CARMONA TIMOTHY OÕSHEA HENRYK WIECZOREK KANTNER OLIVER RENEE ZASTRO FRANK VADI EDUARDO LOYOLA THANH TRUONG JIMMY CHANDLER ; MARGARETA L VGREN MICHAEL MANGANELLI MARIA MOLON LAU LISON MICHAEL OÕDRISCOLL MANUEL CANTIGA RONALD BASDEN AUBREY EATON BRIAN FRANKLIN STEVEN SOLOMON &nbs p; JAMES CLARK WILFREDO DE JESUS ROY HASLAM PETER CREMERS JURIJ WINK TAMMY HANNAHS REBECCA COWAN DELMIS PASTRANA HOWARD FOSTER ROBERT DREWETT JAMES BAILLIEZ LARRY MORRIS REBECCA BOZINOV BRUCE VAIL KOBAYASHI LEANDER LEROY FRUCHEY DARON MACKEY THOMAS KIM MICHAEL ARNELL CATHERINE GRILLO ; LAURA PITCHER NICHOLAS CROY ALAN RATNER ALEATHEA MAIDENS THERESA HOLLAND FIRAS FARAHID VIDAL BERNAL GARY ARMSTRONG PALEMON SANTANA ELIZABETH BULLOCK KUHL CHRISTINE MARIA BARRON ARTHUR HUDSON TERENCE BIRD MOTTY TOXEY JOSE AGUAYO VOTILE THSONONO ROBERT FRANCE RACIEL GATO RAYMOND WRIGHT &nbs p; JOHN MONAHAN HARVEY GONZALEZ STEWART GIBBONS HARRIE ROMERS ARRON STAFFORD PAUL LAWRENCE BRENT YAHRLING CHRISTINE MCBEAN ANGELA SINCERE ANIBAL OSORIO SYMON DALTON KEITH DANGERFIELD SANG-JOON KIM DES ARMSTRONG THOMAS DENTON LAWONDA HADEN REINALDO COSME JAMES BREWER VICTOR BONETT IRENE PEREZ &n bsp; BARRY STEVENS BENJAMIN MAY SHAWNA CHAVEZ GEROME LEWIS ALAN BELL ERICK CONDE JOHN MERRIMAN LUIS SOTO WILLIAM DE FOE LEONARDO VERDUGO & nbsp;TRINIDAD GUTIERREZ JASON LOWE JANINE WILKS MICHAEL ANDERSON DAVID BURROWS LLOYD DEIR GORDON BROWN KEVIN CLAYTON TREVOR PAGE ROBERT HANCK &nbs p; CHARLIE GILBERT JAVIER PLAZA JAMES MCKENDRY DANYEL WOOD JOSE BARAJAS ANTONIO VAZQUEZ TIMMY MILLER MICHAEL GUILLORY VIRGINIA A-AGUILAR MARCUS HINTON DENNIS SMITH JOHN CAREY WILLIAM MARTINEZ JOSE MORANTE ERNEST FRAZIER IAN HARTLEY MARK BISSELL CARMEN ROBLES ALAN THOMSETT PIOTR BRZANK &nbs p; CHANCELOR FRAZIER RASHAUGN JOHNSON GREGORY MANUEL JEFFREY HAUGHTON JAVIER BERMUDEZ PHILIP JOHNSON PAUL ZACE TRACY CUNNINGHAM BRAD MACDOUGALL PIERRE ELIZAIRE &nb sp; CARLOS RODRIGUEZ JERMAINE LATDRIK TREY BRACKIN PAUL WRIGHT HECTOR C-LEYVA ISABEL FERNANDES JUAN BARRAZA BRUCE WILHELM FERNANDO D-AYALA MARCO ACUNA &nbs p; ERIC BROWN DAVID PROLER KAYLIN PAGE PAUL THOMAS ROGELIO PONCE TIMOTHY BOOTH RONNIE MCGINITY PAM COSBY KEVIN FREEHILL KRISTINE RITCHIE WIL BEAUCHAMP WENDY COLLINS DARYN COSTELLO CINDY COUTTS BARTLETT FORSTER ROY ANTOINE KABIN JOSHI ANTHONY GALLAGHER LEIF NORDLINDER OTIS MALONE &nbs p; ANDREW MASON WENDELL RAMIREZ JONATHAN CERNA HARRY CRESCENTI WADE GALLOWAY SIMON HOLLIS DEREK GRAF SUSAN GERVASI MARTIN BONK DANIEL BLUMKE REBECCA LONGSWORTH AUBREY STEPHEN GILLIAM ELS MARIANNA PODKOWA CHRIS WEBB MARK BERGMAN DIEGO SANCHEZ MICHAEL LOPATECKI GREGORY DIPUCCIO CHENIER P-CHARLES &n bsp; JOHN STANLEY GUADALUPE GARCIA SHARRON REED STEPHEN DARBY KIRK LEWIS ANTHONY CARRILLO RUSHBURN BROWN FELIX DE ARMAS LEE HENNESSY LAQUITA HAYNES &nbs p; STEINER FLORENTINE MIGUEL CASTANEDA JACQUELIN EDWARDS WOLFGANG CHILDERS FRANCES ROBINSON CHESTER GOMES MIKAEL LEKBECK BRANDI TANNINEN DAVID SMIT DAVID MATHERS ; LISA HICKS MARK ELLIS RICHARD MICHAEL JONATHON RICE GREGORY HART RODRIGO ARCINIEGAS SHAUN ANLEZARK MACIEJ BLASZCZYK MINH TANG TERENCE PLANT &n bsp; WARREN OWER LARRY DILLON NIELS VAN STEENOVEN ENMA LOPEZ GABRIELA CRUZ MONTRELL JONES GABRIEL RUIZ VICENTE SANTA CRUZ BERNADINO CARMONA ADRIAN MOORE & nbsp; JOSHUA BOHNEN PABLO GUZMAN PHILLIP DONNELLY GENARO MARQUEZ STEPHAN SCHMELTER DAVID WEDLOCK KELVIN JOHNSON EDWARD FLETCHER MARK KERNAN RODOLFO DOMINGUEZ &n bsp; BRITTANY MAYBERRY RENE MELDERS ROGER DURAND HARVEY HELMS LUANNE MANNOR ROBERT COLE STEVEN BENNETT KEITH BROOKS WILLIAM MCKEEN KELLY MCCRELESS ABIGAIL HERNANDEZ KEBER MICHAEL MARK GOODKIND DEBRA SPEER PAUL MAINOR JOSE JAIME DANIEL BURNELL CRAIG HINCHLIFFE GLENN WILLIAMS AMY SECONDINO &n bsp; DYLAN POWELL JOHN CONNELLEY ANNA KARPATHIOS HERIBERTO MIRANDA FREDDIE VAZQUEZ PAMELA S COLVIN KENNY GREER MATTHEW GRIFFIN JOSE VASQUEZ ANIL SETARAM MICHELLE MEYER JAMES MILLWARD SHAUN DREWETT MIKEL YAMBAI ELIUD TORRES DONALD SWARTZ EDWARD LAXTON DAVID GUTIERREZ JAN ANDERSSON HASSAN REID &n bsp; GLENN LOGAN JORGE FREYRE WILLIAM CASTRO ANTONIO SILVA HUW CUSHING MATTHEW GRUTZA DONALD REX ACHILLEAS DOWNWARD FIDEL S-NAJERA SOKPHOL PH ON PAUL ABLES ANDREW MILLARD KAREN HARRIS PAUL JONES ANDREW THOMAS SHAWN READ MICHAEL MITCHELL CHARLOTTE K-LUCAS EDWARD GONZALEZ DAVID WILLSOHN &n bsp; KEONAVY KOUR WALTER RIVERA MARTIN CONNOUR JEFFERY BAKER LIMING FAN FIDEL CARABEZ NIKO AJAYI CYRIL SWARTZ RAYMOND WAMBAJA PHYLLIS WEEMS ; RAMON CANALES FRANCISCO PADILLA FRANCISCO ANCERIZ ISELIN THOMAS EVARISTO ROMERO GREGORY MITKO WENDY FORDE JAY ATAYAN CORNELEO MUNOZ MARK TIMOTHY &nb sp; SCOTT SODENKAMP FERNANDO CRUZ JOSE ROMAN THE MOST ADVANCED RECYCLING TECHNOLOGY: OUR PEOPLE SIMS METAL MANAGEMENT LIMITED ANNUAL REPORT 2010

STEFANIE MCVITTIE
MARCUS LEWIS
CLYDE CHARLES
NATHAN KING
JOHN PISANO
DESMOND STURZAKER
DANIEL GRAY
ARTHUR HOLDER
REX WARNER
ARTUROA GUILAR
WILLIAM HAMILTON
KENNETH TONCIC
TROY HIBBERT
SHAUN SIRO
ANDREW BARNETT
GARY STEWART
ANDREW PARKER
SAMUEL FLORES
TYRON CLEMONS
GILLIAN WILSON
BLAS LLAMAS
EFRIN MILHOUSE
DAVID EVANS
LEE WINTERBURN
KEITH HANDSCHU
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EVELIO MURILLO
GILBERT LOPEZ
CARL BROWN
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JOSEPH NATALE
KENNETH COOT
RAVI RAMANUJAM
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MUNROE MCPHERSON
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FRANK BRYANT JR
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JAMES COE
GEORGINA SIDNEY
BILLY CONNER
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JOSE MARTINEZ
DANIEL FRIESEN
MARK JEFFERSON
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RHYS TALBOT
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YVONNE YSMM
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CHRIS HURST
MARIA ALANO
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TERRY WRIGHT
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ROBERT CLEMONS
GABRIEL GAMIZ
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TIMOTHY MCKEEN
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OSMAN HODZIC
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CRAIG FERRITER
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ERIN GOLTZ
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RODOLFO GARRISA
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NEIL REAVEY
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WAYNE TOMLINSON
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MIECZYSLAW CZERNIK
ARTHUR DAVIES
PEDRO VARGAS-PRADA
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SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630

STEFANIE MCVITTIE ISIDRO DE LA TORRE DAMIEN RUSSELL GARY HART JAMES WEST LIGIA OLIVEIRA MAT MCINERNEY GARIN KNIGHT PHILLIP RHODES MARCUS LEWIS CHRIS HURST JAIME PENA ENDRIKAT TORSTEN CHARLIE WEBB DEBORAH GUNDY EDWIN HERNANDEZ &n bsp; ROBERT URQUHART BERNARD REDMOND CLYDE CHARLES MARIA ALANO TOMI WESSEL MICHELLE DAWSON RICHARD WESTERHUIS KREUTER CHRISTINA HAMUERA WAIRAU &nbs p; BENNIE MCCLENDON ELDRED LANGDON NATHAN KING MIGUEL BERNAL JUAN VALDEZ JAMES ROBINSON AMANDA EMSLIE MARIO MORALES JUSTIN ADCOCK &nb sp; DAVID DEL ORBE MIKE VAN DER MERWE JOHN PISANO SAUL CABRERA TYRONE DAVIES MELQUIS MEDINA GREGORY LEBLANC PAUL STEELE MARINO MOREL &nb sp; KISAM JACK PAUL HUGHES DESMOND STURZAKER GARY PAYNE URHAN HASAN TUIFUA KEFU ROAN ATELONIE RODNEY KERRISON DAVID LAWSON &n bsp; SERGIO AMORIM JENNIFER ALBRECHT DANIEL GRAY KEVIN WEPPLER GLYN GOSSAN NEIL CORDERY PA UL URBONAS CHRIS PRATER ALTE LEWIS GLENN ASSER KIRSTEN BENDURE ARTHUR HOLDER BONITA KVASNICKA PHILIP WYATT ARTURO ENAMORADO FRANCISCO MOREL ANDREW POWELL TERRESITA FAGEL &nb sp; SIMON TUCKER DANNY DAVENPORT REX WARNER TERRY WRIGHT MARK SHARP ARTEMIO VILLANUEVA DOMENICO SARDELLA ANTONIO AGLIATA CLIFFORD LOCKHART &nbs p; ERIKA PAMA REGINALD MOORE ARTURO AGUILAR JOHN LEVAN BERTHA PINTOR MATEUSZ MALISZEWSKI TREVOR JOSEPH RICHARD DEVLIN SOLOMONE FANGUPO &nbs p; PETE WOMBLE MICHAEL KELLY WILLIAM HAMILTON DAVID THOMAS DAVID COLLINS CHARLES DOYLE ANTHONY GONSALVES SARAH HUNWICKS ALEXANDER FRIESEN & nbsp; EVERARDO MARTINEZ KITIONE TUPOU KENNETH TONCIC VENTURA RAMON CRISTINNA BACOCCINI MARC BOERSMA STEVEN B-JACKSON STEVEN FORD ARRON URRY &n bsp; MARCO HECKENWERTH RAYNEIRO SANCHEZ TROY HIBBERT TRUDI BEARDSLEY HOWARD THEVENIN JOHN GIBSON JUAN FRANCO FRANCISCO NEVAREZ STEVEN CLARK &nbs p; EDWIN FIGUEROA GABRIEL PADILLA SHAUN BIRD CRAIG BASSETT VIVIAN BARNETT STEVEN BLACK CRAIG GREINER ANGEL ALVAREZ VERONIKA RHODES STUART JOHN STON PAUL GRATTON ANDREW BARNETT ARMENIO AMADOR VICTORIA TELLY ESELI TEU PAUL FISHER LAURENCE HILTON ERICO MONTORO & nbsp; RICHARD WOODHOUSE ISTVAN SPITZMULLER GARY STEWART DALE MARALDO DEVIN CALANDRIELLO CHRISTOPHE GEUENS LINWOOD BLOUNT JR NILS-PATRIK EKLUND CHUY OUK & nbsp; DURAN BEATON ROBERTO ALDANA ANDROS PARKER SALVADOR DEL RIO ANTHONY MORALES GOCE JANKULOVSKI SIMRANPREET GILL ANTONIO ORNELAS MICHAEL COCHRANE &n bsp; CLARA BERNARD JOHN TOTH SAMUEL FLORES CLARENCE MELNIK GEORGE CUNHA GARY OSTROZNIK ANDREAS BOLCHOWSKI MARTIN GONZALEZ TIMOTHY PHILLIPS NEIL LENAHAN STEPHEN BLURTON TYRON CLEMONS PETER ROTONDO BALAMURU ARUMUGAM DANIEL KRESTAN JAMES HADLEY ANTHONY BLUMKE JOHN KEITH &nbs p; MARIA HERNANDEZ JOHNNY ROGERS GILLIAN WILSON JOE SCHIAVELLO SANTIAGO GUERRERO PETER VAN EXTEL MARK TAYLOR STEFANIE GERDOM MICHELLE ROWLEY EVELIN LIMA JOSE CHAVEZ BLAS LLAMAS CAROLYN WEAVER OSCAR Q-PERAZA JOHN SHINGLES ANTHONY MILANO ROBERT EVANS JUAN DIAZ &nbs p; BRIAN KIRK RAUL SALAS EFRIN MILHOUSE RUDI MERTENS KEITH HEDLEY RACHAEL BOWTHORPE ALVARO BORGE ANTHONY MARINELLI MAO HIENG &nbs p; TROY SULLIVAN GILDA AGUILAR DAVID EVANS MARTIN KNIGHT COLLICE GOLDTHREATE ARTHUR DUBS OLIN HALL DAVID WHITTINGTON SAMUEL VALENZUELA MICHELLE OSEI-BONSU PARWEEN LUDEEN LEE WINTERBURN CRAIG MADDEN IGOR GRUBOV FRANK CLEMONS NEIL REIVE IMTAZ HASIM MARIA STEIN &nb sp;PATRICK POCOCK JASON MAZEIKA KEITH HANDSCHU LEE CHAPMAN HOUSTON HUNT FRANKLIN GUTIERREZ LOREEN DALTON ALFREDO HERNANDEZ MICHAEL WHITE SR &n bsp; JOSHUA DAY DAVY RYALS FRANKIE MARTIN WILLIAM NICHOLLS WILLIAM GRAHAM JOHN ANZELMO ABRAHAM VARGAS DEBRA SMITH RICHARD HOOPER &n bsp; ALAN GOLBOURN BEV POWELL-HARVEY KIM HENNINGS ROBERT MCKIE OLANZA CHARLES PATRICK KEKE ALLEN JAMES JOSHUA ROBBINS RICHARD COORE &nb sp; MICHAEL BRYAN PRESLEY OÕCONNELL EVELIO MURILLO STAN LEMANCZYK AIDAN JONES RONNIE DOLLAR WALTER HOUCHINS CLAIRE SEARLE SCOTT FENECH ; JOSEPH FIEGLEMAN CYNTHIA SINTI GILBERT LOPEZ HELMO RIVES BEN D ORBE PAULINO PAUL BAGROWSKI FELICITY BARTLETT ROY BAKER KRYSTAL SHEEHY & nbsp; JOHN CONLIN STEVEN UNKOVIC CARL BROWN RONALD RAE CHERYL CHESTER ROD SHIELDS TODD NORRIS MICHELE BENTON DEBBIE JAMES &nb sp;ALEXANDER ALT FLORENTINO MARQUEZ MARC THOMAS SANDRA GONZALES FELIPE CASTRO JON DE OLIVEIRA STACY HUGHES TROY RUEDIGER PETER HILL &n bsp; JOSEPH NORMAN DOUGLAS BAJADALI ROBERTO MARTINEZ SHERIEL MEARS KELVIN BUCK NABIL HAWA KRISTIAN WILLIAMS DELICE SMITH JONATHAN MONJARAS & nbsp; TREVOR MARTIN DEAN RICHARDS LAWRENCE HOLIHA DARNELL MOSLEY MARLON H-LOPEZ DAVID OÕBRIEN EVELYN CARDIN JESSICA THY HERCULANO LOPES RAINER WEISS CESAR VASQUEZ JEFFERY BULL CARL FINCH JOSE PINEDA LESTER JEFFRIES JOHN GURA JAMES PARR LEO COSTANZO THOMAS WEEMS MARIO DIAZ JOSEPH NATALE NOURDIN ELMOURIDI JAMES STEWART DAVID BLACKARD STEPHEN PEARCE PETER RICKETTS FERNANDO CASIQUE &n bsp; GRAHAM FOXWELL JOHN MONAGHAN KENNETH FOOT EARL DANIELSON JOE BAGULEY CINDY ROBBINS VERONICA WIGGINS RENATO KENTISH PETER FARROW ; HONORIO MENDEZ WAYNE KINGSNORTH RAVI RAMANUJAM MIKE RUNNINGWOLF MICHAEL QUARLES JOSUE BARRAGAN ANULFO ROMERO JANUSZ MILAN MAUREEN CHARTERS &nb sp; BRIAN BUCHHEIT ANDREW CZARKOWSKI JUAN GOMEZ STEVE SMITH STANTAGUS DARBY JOSE RIVERA MOISES MANCILLAS CHERYL LORANCE ZBIGNIEW PONICHTERA & nbsp; GREGORY BROWN SR RODNEY TEI MUNROE MCPHERSON ANTHONY CUDDY SURPRIS OPHILIEN DAVID JACOBSON EBONY FELIX JULIAN SIMO DOUG BUFFENBARGER ; ROBERT SEAGRIM RICHARD SHAW MARK HART JOHN POWELL AUGUSTO DA SILVA TWILLA FORD CLYDE JONES JOSE SOLANO-OJEDA MARYANNE VELEZ &n bsp; MARK COBBETT GARETH OÕDELL DAVID GUTIERREZ ANTONIO NAVARRO ANTONIO ACEVES LORENZO HEREDIA JOSE SOTO CRYSTAL STRICKLAND ROBERT VILLANUEVA BRAXTON BERKLEY KATHY NEGRON GREGORIO ESQUIVEL JOSE CAVADAS DANIEL BELONE JOHNNY MILLER TIMOTHY NYMAN FRANCIS LAMB JUAN QUINONES &nbs p; VENKATESH RAJAN PROMOD SINGH JEFFREY SCAPPINI STEVE STRICKLAND ARPITA RAY SHU WAI TAM GERALD HOLLAND BENJAMIN PEREZ DARREN JONES &nbs p; TADEUSZ MALISZEWSKI PAUL PEZZALI JEREMY ROBBINS OLOMANU TUALA RONALD LAKE SHUJAATH MO ALI MICHAEL SIKORSKI FRANK GRASSO EMAD DANKHA ; TIM ANKNEY STEPHEN DICKSON STEPHEN LAFRANKIE SAMUEL GUIDO JR WILLIAM COLLINGS MARK CURLAND MANUELA WOITE BRUCE LAKE JOHN PARRY &nbs p; MICHAEL STELMACH GRACE YUASALI DIANE BROMILOW ANISHA WHITAKER WAYNE FISHER ROBERT RIVAS JAN LUKASZCZYK ROBERT GARDNER ALLISON PETZKO STEPHEN POWELL LAMONT JENNINGS REINHARD ROGALA ANTHONY LONG DAVID SUTTON KELLY UMBEL VALENTIM DE MATOS DENNIS ZOCH FRANK HARNEY & nbsp; SALVADOR HERNANDEZ ARKEE HATTEN LAWRENCE ZITO RAYMOND BUDD JAMES ADAMS MAYRA MUNOZ JONATHAN GODFREY ARURAN MAHESWARAN ROBERT BRODIE &nbs p; KRZYSZTOF DZIADOWICZ MICHAEL MARTINEZ SHANE HEDDERSON STEPHEN MARSHALL MARK FOSTER COLIN WARNER VICENTE AGUAYO RODELINE HATCH RAS-RA SHEEM-I & nbsp; TRUONG NGUYEN JOAO RODRIGUES JANET SNYDER MICHAEL MCKEOWN BHASKAR CHICKNA MALCOLM BILLINGTON GEORGE WILSON IAN THORBURN KEN KATOA &nb sp; TAYLOR FUAPAU STORM SAMRETH JAY JARVIS SABAS GOMEZ MANOJLOVIC DUSAN ANDY SCHAEFFER MURAT CORUK DEAN SANDERSON CHARLES COHN &nb sp; NATALIO SANTIBANEZ SAMUEL RAMOS ABDON PENA-GARCIA KENNETH BOLOGNO GERARDO OROZCO MARIO LAGIDO NEIJEN BENJAMIN SUKHDEY GILL DARRYL MULCAHY &nbs p; VERONICA CABALLERO KEUL VANESSA DARIO NOGUEIRA ANTH ONY WILLIAMS JEAN MOMPLAISIR STEPHEN COWELL EDUARDO V-LERMA JANECE WIGGINS HUMBERTO CASTRO ALLAN PEREZ & nbsp; LEDDREW STEWART ALAN CLARKE GERMAN ALEMAN MICHAEL GEORGE MICHAEL PATTERSON CHRISTOPHER BROWN SIDDHARTH CHOPRA TROY PARHAM &nbs p; KEITH HIGGINS DANIEL VAZQUEZ PAUL ROYAL JAMES JONES HENRYK RYGOCKI VIRGIL PERRY MARIE HANDSCOMB STEVEN LLEWELLYN SAM LEVINE &nb sp; MATTHEW DALY MICHAEL MAYO ROBERT GLAVIN II SHARON HEAD RAMON LOPEZ RODRIGO DOMINGUEZ JOSEPH ALBINA AGNES JACKSON ROCHESTER BRAXTON ; ANDY FELLOWS BRENDA ADAMS MICHAEL WIN WRIGHT JONES ANGEL NIEVES STEVEN SMITH KAI BLOMENKEMPER WILLIE FRED FOSTER NETTIE ELLIS &nbs p; ARTHUR DIXSON JOHN OPPENHEIMER AMY HEAVENS RANDY OWENS MARCUS JOHANSSON BLANCA QUINONEZ SALVADOR CAMARGO REED MILLER IVAN WILLIAMS &nbs p; RANDY MILFORD CHRIS DEMPSTER PETER BROWN STINETH TOBIN PATRICK PALUMBO MARC SERGEANT RIEDEL STEVEN DOUGLAS FOSS DAVID WILLIAMS JOSEPH MCCURRY MARIAN SKOWRONSKI RYAN SUGG ROSA FIGUEIREDO JAMES COCHRAN PETER JULIEN WILLIAM SASSE FREDERIC PIRES CARNESEE WHITFIELD &nb sp; ANDREW FRANCE JOHN DREYER SERGIO GERMAN RANDALL MATHIAS ROBERT KELMAN DWAYNE WEBER ANDREA FILLEY SAIMALIE LUTU SID DUMAS &nb sp; JAMES ONOFRIO JEFFREY TEREBEY JULIO CANTILLO RHYS ILES NATALIE RAY JAIME OSORTO ALAN WHITE MARK BLAKE SAL NGEAM GERA LD LEE WALTHER SLEGERS ANATOL KIRYLUK EDLEMIRO GONZALEZ MICHELE WILLIAMS WILLIAM BETTS MIGUEL MELERO THOMAS PICKERING JASON GRAY &nbs p; STEVEN BROWNE MILOVAN LALIC DEBORAH JOHNSON JOEL FRANK JAIME GOMEZ LAURIE ARNOLD CHRIS KOWALSKI PAUL BLACK GARRY GOODWIN ; JUSTIN FINCHUM CLAUDIO ROSARIO DANIEL NUNES STEVEN HART COREY BRAID JESUS RAMIREZ THOMAS ROCKWELL PATRIC EKLUNDH CARLOS MALDONADO ; JULIO SANDOVAL JAMES CHEEVER JONATHAN GARRISON CHRIS SALTIGERALD ROBIN KIRBY CHRISTINE GALIC ANNE OBRIEN RAFAEL ROCHA AARON DOWLING SEBASTIAN JOOS GERARDO GUERRERO ERIK RAMIREZ MARY KEARNES RIK KAO ARMANDO SALGADO JAMES NELSON TERRELL JONES FLORA ACEVEDO & nbsp;ANATOLIJUS SUSLOVAS FERNANDO ESTRADA DAVID BRADLEY CESAR REYES KRZYSZTOF TURSKI STEFANIA FLOREA JASON YEMM ULRIKE WAUE-LEIST DAWID WASZKOWIAK ; ROBERT ROWLAND GEORGE BANGURA MALJKOVIC NEDJELJKO JEFFREY COLGAN MIKLOS CSONTOS KINITONI LEAUSA SERGIO RODRIGUEZ JOSE VAZQUEZ HONGLING SUN & nbsp; MARK CASEY FLORENTINO ORTIZ CHRISTOPHER BOYD MARK WILLIAMS JOSEPH GARRETT JOHN PREW THOMAS HEARD WALTER LATIMER ROSAURO ROSALES &nbs p; RAMON COOLEN REYNALDO PEREZ KATHRYN GUMLEY DONALD WATTS STEVE ALMADA KIRSTY HURST RUFINO OBLEA TROY SHUPE WILFREDO VADY LARRY WINEMILLER JUAN BUSTAMANTE DAMON JULL JAMES CARTER ELOY CORRAL MIKE M NNIG LINDSEY KELLY STEPHEN ZAHAREK JOSE CUTINO CRYSTAL LY-ROWE MEGAN PICARD KYLE MILLS RINUS VAN DIJK WALDER SCHLOTTHAUER DAVID POWERS SEMISI MATAELE KASHIF HUMAYUN DOLORES CORDERO ; SHEILA JACKSON LOWELL NOBLE RAMON QUIJADA JOSE PAIVA SHANE KELLY GARY ROTHWELL CHRIS COURTNEY ROBERTO RICHARD FERNANDO TAVARES ; CIRILO SANCHEZ JAMES KAUKAU MANDY KOMOROWSKI ALMA MENDOZA JOHN FENTON PAUL QUEZADA KEVIN FITZPATRICK LAWRENCE PICKING SALVADOR HERNANDEZ & nbsp; STEVEN MARTIN ALFREDO BASTOS JOSEPH BARCO DAVID RUSSELL RUSSEL MANSFIELD ROBERT AUSTIN KEVIN RIGGS DAVID JOHNSON FI DEL LUEVANO PETER GATES MAGNUS FLORESTIG GAMALIER ESTRADA SHERON COBLER RAMON CARRERA MANUEL A JEREZ MARK SMITH JOAO AMORIM SAL LY CLARKE JOHN FAIRCHILD JOSE SOTO ROBERTO CHICO MANUEL TINIZARAY JULIO ACEVEDO NEZIRAJ BUJAR OSMAN ISGIT MICHAEL FRISCO PETER WELSH JOHN HEATH STEPHEN FISHER RAYSHANDA BRIDGES KING OQUENDO OROMO KULALO SANDRA SHALABI DAVID MARSHALL ROSWITHA S-DRESSEN ; THEODORE GALLOWAY PRAKASH RAJENDRAN GINA FLOWERS LARRY ROBINSON ILARIO RIVERA ROGER LAMBERT ADRIAN RALPH CRAIG FERRITER THOMAS ALSBROOK ;PAUL FINGER MAILAU KORI JOSE MARTINEZ NEIL TOVEY RICHARD MORGAN J. MARTINEZ DANIELLE SERVAS JAMIE OÕCONNELL JOANNE BEDNALL &n bsp;ROBERT BRISCOE PETER SOARES JOCELYN HIKUROA SHARON GREENE CARLOS FIGUEROA BRIAN SACKETT CARLOS DA SILVA ASHLEY FALK KAREN BLACK DA RRON MCGREE MICHAEL WALKER TOMASZ IDZIASZEK RAYMOND FLOWER ABBY FRANK TIMOTHY MCKEEN REBECCA HASKINS MARK ZEIGER HANS-OTTO HAGEMANN &nbs p;PAUL CLARKE OMAR MEDINA JACOB TUDOR MANU PALMANS MARK LACEY THOMAS ANDERSON DARREN TYLER ARTUR L NGRIN MARK TWIGG DAVID RO BERTSON MILIVETTE CLAUDIO RANDY BAGWELL SARAH CLINGER LEE HITE OWENS NICKENS MICHAEL COURT ERIN GOLTZ STEVEN WRIGHT FRANCIS SA BATINO NICK PIEL DAVID SILVA TERENCE LEIST WHITNEY AH TYE BRIAN PRICE PATRICK KOEHN CHAD WALTER VITALIS RUPPEL BLAN CA VILLARREAL ALEX WALDEMAR LYNN HYDE BENITO HERNANDEZ JACQUELINE GILCHRIST ALAN MARCHBANK MARCIA WALTZ PAUL BURNELL FEROZ SHIKDER ; KARL WHITE FERNANDO PEREZ DEREK REES GERARDO RUIZ VITOR FERREIRA FREDERICK MILLER RICHARD SCHAU JOSEPH MCINTYRE WILLIAM SKINNER & nbsp;STEPHANIE CAMPBELL AMBER POSA LUKE WALLEY MICHAEL BARKHORN ANITA GRUNDSTR M JEREMY CUTHBERT JOHN GRIFFIS JR DANIEL RUIZ ANTHONY ROSE & nbsp;RICHARD FREEMAN HENELI MATAELE STUART JACOBS DIANA FUENTES FAUSTO RUBIO ROSEMARY PAGANO BALAZS SZUK BENJAMIN SUAREZ DAVID MOLLER MICHAEL ALLDRIT BENJAMIN MAY DEWAYNE WILDER RAFELINA AZCONA ALLYSON RAYMOND MARIO OLIVEIRA MICHAEL HAIDER GREGORIO CORDERO RUDY MELENDEZ ; BEATRIZ MEDINA CHIT SOMASUNDARAM MARK HENSON GENE HOWELL ANDREW SKINNER KEN BEAUCHENE AUREA GONZALEZ CHRISTINE WHARTON ARTHUR ALVARADO &n bsp;PAUL NEEDHAM SUSAN EVANS HUBERT THEISSEN JOEL AMERY JOSE GRIMALDO BRUCE MURRAY MARK LINDER J. SANTOS RAMIREZ ANTHONY MURPHY CON RADO BENNETT DAVID MITCHELL DOUG KENNEDY ROY SUNDERLAND JUSTIN VALLELY TIM SPURWAY JOHN LODATO JOHN EDWARDS RICHARD NELSON DAVI D DILLON STEPHEN BALDWIN RICHARD PEARCE LUIS RODRIGUEZ PIOTR KLOS LYN RICHARDS WIESLAW SLOMINAY LORRAINE WEBB LAMONT BOWDEN MA NUEL QUINTERO JOSE ANDRADE MARYANN SAVAGE DONALD FULLER DANA LONG ARTUR SCHLOTTHAUER JAMES LACKERMEIER WILLIAM TRAN LECEADRICKE YOUNG MELVIN DIAZ-ROSA HELEN WALKER JOHN DELUCA LEONARD BUMBER BRANDON REYNOSO VICTOR ORTIZ ZORANA MANIGODICH ARTHUR KNIGHT RIZZO TOXEY &nbs p;CURTIS FREER RAUL NAVARRETE GHAZWAN PETO RACHEL GEISELMAN CATHY REEBENAKER FRANCISCO CURET CHARLES CORKRAN LUKE POWELL OSCAR ORELLANA ; GERARD AUGUSTYNIAK CLIFFORD RAMPTON VIDHYA ASOKAN DAVID GALLEGOS LIAM LITTLE ROBERT MANSON GERD L CHELT RENATA MATO JOSE ONTIVEROS FRANK DÕJOOS ENRIQUE HERRERA ERIC MULLINS ROBERT FASTH ROBERT CLEMONS PETER GRABOWSKI DARRYN PATTIE RODOLFO GARRIGA CRAIG GIBBS ALAN LEWIN & nbsp; STUART WILCOX ROBERT PAMPELL ROBERT TISDELL GABRIEL GAMIZ FRANCISCO ALVES KEVIN KOCHO DAVID SMITH SHADII SPEIGHT TRACEY BATEMAN ; ANITA C-VAN HOUTUM NIKI DENTON LEE TOMLINSON MICHAEL WILKINSON RICHARD BELLA STEPHEN COTTON JACK HAYWARD JASON BANKS ROBERT RAPSEY HILBRAND BAAR MARIO MENDES IAN CLARK GERARD V DEN EINDEN BARTOLO AVALOS LUC THI NEIL REAVEY MELANIE FAWBUSH MANUEL NICHOLS &n bsp; CHRISTOPHER BUSHE WILSON CORREA DECARLO SMITH GARY CHACE BRIDGET PAKE ADRIAN OÕCLEMENTS ROBERT WIGMORE OSVALDO COLLAZO JOEY HENDERSON &nb sp; ROBERT PRICE CHRIS KRUCEK ISIDORO RAMIREZ JOHN LEWIN STEVE STERN JAMES DURHAM IV WAYNE TOMLINSON GENARO HERNANDEZ CHRISTIAN COLON CHRISTOPHER GARNER RAY VANDERHOOF ROBERT WITHERS DANNY RUAN PRABHU SRINIVASAN J RGEN OSTWALD ANTHEA MILLHOUSE THOMAS KING SYLVAIN TIELENS ELBERT MAPP MICHAEL MCCREARY FALLAH KOKOIY MARK MILTON MANUEL VELOSO YVONNE NEIL MIECZYSLAW CZERNIK JAMES SHUFFIELD AMADOR CARRICO &n bsp; DUNCAN REID ZENOBIA PUCKETT DEAN MAXWELL MICHAEL WEST VINCENTE BRAVO THANH-TUNG BUI ARTHUR DAVIES SERGIO GOMEZ ERNST DUVERNEAU ; SONIA TAYLOR PAUL HAYTER MATEKWANE GINIS ANDREW OÕNEILL TADIC MILENA MICHAEL COOK PEDRO VARGAS-PRADA LASZLO JERGA KIMBERLY ARMSTRONG SCOTT NEIS JONATHAN PERRY MALCOLM HEATH SAMSON MASON JULIO ROSERO RHYS FITZMAURICE BOBBY KIMBRELL DANIEL CRABTREE TROY TOWNSEND &n bsp; FRANCISCO MARTINEZ SRIRASACK SRISAVATH TRACY BARBEE GUY FOX TIFFANEY DOBY MATTHEW JOLICOEUR GRAHAM MUIR KAI-UWE STICHEL ALBERT HENKIS &nb sp; CHRIS MURPHY ALAN ALLSOPP DEBORAH HAYS WALTER MARTIN STEPHEN TORRES ZENA CARRUTHERS MARCO GUTIERREZ DANIEL RICE MELBA RODGERS &nbs p; COURTNEY SWANSON MATTIAS ERKINANTII PEDRO S-CANGAS ADELAIDO PEREZ KURTIS JACKSON ANA RODRIGUES GEORGETTE ROENELT WILLIAM DELOACH GARY REYNOLDS JR MICHAEL BRENNAN LEO HERNANDEZ DJURA KUCERKA CHRISTOPH BOSS WAYNE SIMMS CHRISTINE GRIFFIN PATRICK SLADE ROSTY ELKINWOR MARC HEWITT &nbs p; TANISHA JONES GEMMA BRYAN FRANK BRYANT JR KEITH OÕHAGAN ANGELA COX JOSEPH WARNER KEITH RUFF CHRISTOPHER KAYSER CHRIS C OONEY ANTONIO CARRANZA OMAR QUINTERO PAULINO PAULINO STEVE MCKEEVER CHRISTIAN SANDOVAL IAN EVANS RUI COSTA JOSEPH MILLER RICHARD FRYE & nbsp; HOWARD MARKS THOMAS SANTOS JAMES COE PERSAUD RAMRISSOON JAMES MOIR ALAN BRODSKY KENNETH POWELL CARMEN TEUBER BELEI KUYALU &nb sp; LEWANDA SIMS ERAKPOWERI UWEJEYAN GEORGINA SIDNEY VASILIOS LAPPAS NAEEM PEARSON JOHN ROBSON MICHAEL CARLYON CARLOS LOURA JUAN ROSARIO &nbs p; RAMON RAMIREZ SAMUEL RODGERS BILLY SONNIER MARLU TOLENTINO VALENTINA PEREZ SAMUEL ATILANO TIMOTHY BROWN RICHARD OVERTON IAN GIBBS &nb sp; HEATH PARSONS ANNA MCCREADIE FEDERICO RANGEL FAYE BRAND DAVID PORTERFIELD FRANK SEBER KATERINA XIONG-VANG FRANCISCO M-MARTINEZ FRANCISCO PENATE GEOFF STEPHENSON &n bsp; LYDIA COLE JOSE MARTINEZ CLIFTON BELL RAMON GRABAN ARTIE NIEVES JEFFERY AGAN STEVEN ELLISON ELEANOR BETTAM &n bsp; JERROLD HATCHETT FRANCISCO CALDERON DANIEL FRIESEN WILTON ELESHA CARL LYNCH BLAIR NICHOLLS KEVIN KIDMAN FRANSCISCO CASTRO BARRY HOAR MARK HURLEY HUGO SOSA MARK JEFFERSON ALEJANDRO GOMEZ HUGH MORRIS NICOLE COWLES ANTONIO YBARRA CHARLES BEAUMONT ROBERTO PEREY & nbsp; JORGE AGUIRRE JOHN CLUCK JAHDIEL PEREZ GOI WANDAP JAISH MESURIA DANIEL ROBERTSON JAMES CLONINGER CLIFFORD SKELDING CAIRD HAY &nbs p; GLEN LEGGETT JOSEPH MARTIN J RGEN BUDDE RAMON FLORES DOYLE VICK JASON ELCHISAK JEFFREY WATTS MICHAEL GLACY JENNIFER LOWERY &n bsp; ISAAC MEDINA MARK FAIR PETER HOOPER ROBERT DOMINGUEZ JELLE BEHETS TAMMY BRECKENRIDGE MARK BROCKS RYAN MIHAICHUK MARK COLLINS &n bsp; JASON KUMAR MATTHEW ADAMS KEVIN BROWN ERIC JONES JOCELYN ODIGE GEORGE HENDERSON JR CRISTINA ESTARIS LINDSEY WHITMAN JENARO SANDOVAL &nbs p; GARY HALL ERIC CASTELLI KIRKWOOD CAMPBELL KYRON WHEELER GARY OSMAN SEAN RAINEY RAMON PEREZ ANDREW JESSE RAFAEL MONTANO &nb sp; JULIO DE JESUS LINDACAROL HERRMANN BENIGNO CAZAREZ MARCIA CANTARERO RAFAEL RUIZ BERNARDINO TLATELPA AMY EASON COLE HERRON PAUL DONOVAN &nbs p; KEITH BROWN TERRY NORTHWOOD ALAN SHERIDAN MARCO MARTINEZ JILL ROXBURGH JUVENAL SIDA ANDREW VAUGHAN LEUNG CHEUNG JOAO CASQUEIRA ; LEE HARRIS IGNACIO DELRIO ERIC INMON JAROSLAW KOWALCZYK PHILIP TREAS ROBERTO M-ACEVES MATTHEW HAYWARD ANTHONY LEHESTE FRANS TIMMERMANS & nbsp; MARCO ZOCH JUSTIN MAYS ADAME HASSAN JESUS ARREOLA-REYES LEE EDMUNDS JOHN PHILLIPS MORGAN JENKINS ANTHONY KNIGHT VISELAU LATU &n bsp; LYNN LIVINGSTONE JOHN DROOGSMA CARLA BOYLES ALAN COLES BART VERHOEVEN ANSELMO VALENZUELA ANIBAL CAJEIRA STEPHANIE PORTER NARCISO FERNANDES &n bsp; CLARENCE BAILEY GRANVILLE REDWAY AMIT PATEL MICHAEL HAVRILLA STEVEN PLAZA ROBERTO ALVAREZ BARRY MUNDAY DAVID WRIGHT KABIRA IMAM &nb sp; TRUDY FLORES ELIZABETH MACFADYEN ADELSO MORALES MARIO MARCUS ROBERT SPROUL BRYAN RO GINSON BAKALOV-M SERGEJ EDWARD BRADLEY LUKE ROSENDALE CLAIRE HAWKINS DENISE SHELBOURNE DIETER B NSCH RAIMONDO LYONS MELANIE JACKSON RUSSELL JOHNSON RUTH FAGG KEITH DINE DALE PUNDSACK &n bsp; JUAN GONZALEZ HOLLY JOBLING CARLOS RAMOS DALJIT SOOD TIMOTHY MURKIN THERON CANNON JEREMY JOHNSON JULIO CHEA DONALD STEWART &nb sp; SUNIL KUMAR RAY KELVIN HUNTER CHRIS CRAFTON ANGELO MUNNO ALY MARIKO RAYMOND WRIGHT TONY CLARK MALDWYN DAVIES ANTHONY WILLIAMS &n bsp; DAVID HOLT DARIO RAMIREZ FRANK RUIZ OLIVIA JELFS JORGE TEJEDA ANGEL GREEN MARCO URESTI EDWARD SCHNEIDER SHAUN WEBSTER ; RAYMOND EVANS JENNIFER MCMAHON KEVIN SASSE LUIS CORREDOR GILBERTO PEREZ QUENTINA DAVENPORT MANUEL ESPEJO JEFFERY SMYTH SERGIO RUIZ &nbs p; TRACY WYARD JULIAN BOLT RHYS TALBOT FELIPE VIVERO JINSON MOORKATTIL RAUL REYNES JAMES CALCAGNO ALLAN CARSWELL RICARDO MENDOZA &n bsp; QI LI VANNIE STAL EY MINDY BIEGENWALD BORIS JELITTO HECTOR PEREZ JOSE CRUZ KEVIN CHERRY TERRANCE FRAZIER BRIAN BAUR &nb sp; ROGER TOOGOOD MICHAEL KIWANIS PARISH SWANSON GRANT BOLHUIS ALBERTO JIMENEZ DAVID SCHAU BRENDAN MARSH THOMAS MCELHENY JAMES EDMONDS &nb sp; TIM HASELHOFF BARRY JONES PABLO CABRERA BENJAMIN SAMUELS ANTONY MORRIS STEVE BIRD RICHARD WYNNE MICHAEL PIROLLI GARY DAVIES MARC AFF PPER JEFFREY TARITY YVONNE YSMM ANTHONY JACKSON KRISTY MURISON WILLIAM SCHMIEDEL RAYMOND SPITERI MARCO LUCCI PRISCILLA GILL ADAN RODRIGUEZ KAMAL JOSHI IBRAHIMA JABBIE NORMA PEREZ SARA PHOK ANN STEVENS SASHA DIMOVSKI VERONICA FLORES MARSHELL REED &nb sp; MANUEL PADILLA EVERARDO Z-RODRIGUEZ VALENT SCHLOTTHAUER PETER BIRD STEPHEN MCROBERT JAMES HARRIS NATHANIEL LILLY ERICA SALAZAR MARTYN JONES PARMJIT SINGH CHRISTIAN NORDHAUSEN SIMS METAL MANAGEMENT LIMITED ABN 69 114 838 630

TO THE 5,600 DEDICATED AND HARD
WORKING MEN AND WOMEN OF
SIMS METAL MANAGEMENT
LISTED IN THIS REPORT — AND THOSE
IN OUR JOINT VENTURE OPERATIONS —
THANK YOU FOR MAKING OUR COMPANY
A TRUE INDUSTRY LEADER.
CONTENTS

Financial Summary	1
Chairman’s and Group Chief Executive Officer’s Review	2
Managing Sustainability	8
Corporate Governance Statement	24
Financial Report	33
Board of Directors	34
Directors’ Report	36
Financial Statements	56
Directors’ Declaration	117
Independent Auditor’s Report	118
Auditor’s Independence Declaration	120
Annual Financial Report Extracts presented in US dollars	121
Shareholder Information	125
Five Year Trend Summary	127
Corporate Directory	128

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S
REVIEW
In the 2010 fiscal year, our 5,600 employees working at our 230 facilities around the world successfully navigated the Company through the macroeconomic challenges of the year, including lingering turbulence from the global financial crisis as evidenced by concerns regarding a potential European sovereign debt crisis, and a struggling North American economy.
We are confident that with our technology and best-in-industry talent, Sims Metal Management is well positioned to take full advantage of our leading market position when economies stabilise and recover.
Sims Metal Management is committed to a long-term strategy of solidifying its competitive position — both through acquisitions and by enhancing returns through organic initiatives. We are proud to report that, even during the trying times of the last two years, we have remained true to the principles that have sustained the Company since 1917.

IN THE FACE OF SIGNIFICANT
CHALLENGES DURING THE PAST
FISCAL YEAR, OUR COMMITMENT AND
DEDICATION TO OUR CORE VALUES
ALLOWED THE COMPANY TO RETURN
TO PROFITABILITY.
We remain committed to the following ideals:
•	First and foremost, we are committed to the safety of our employees, customers, suppliers and visitors to our facilities;

•	We encourage teamwork and the transfer of knowledge between our businesses and locations worldwide to maximise the competitive advantage of our global footprint;

•	We treat all employees, customers, visitors and communities in which we are located with courtesy, respect and the utmost integrity;

•	We operate with an entrepreneurial spirit that promotes fiscal discipline while seeking to maximise return on investment for shareholders; and

•	We remain focused on employing the most talented workforce in the industry.
In the face of significant challenges during the past fiscal year, our commitment and dedication to our core values allowed the Company to return to profitability. While we cannot predict if the global economies are finally emerging from economic malaise, we will continue to pursue smart growth and make full use of our most important asset — the talented employees of Sims Metal Management.
SAFETY
As we have emphasised in our previous annual reports and updates to the market, a top priority is, and will always be, the safety of our employees, contractors and visitors to our facilities. Our Board of Directors and management subscribe to the belief that there is a strong link between safety performance and the overall success of our Company when measured against all key parameters including production, quality and, ultimately, profitability. Well run businesses are also safe businesses.
Over the course of the past year we implemented new and improved safety procedures. Although our financial metrics significantly improved in fiscal 2010, our biggest gains have been in safety performance. We reduced our Lost Time Injury frequency rate from 4.8 to 3.2 and Medical Treated Incident frequency rate from 19.4 to 14.2 year-on-year. We are continuing our unrelenting effort to support a safety culture that will stand shoulder to shoulder with the safest manufacturing companies in the world.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	3

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW

1.	Electronics recycling plant at Daventry, UK, part of the Wincanton assets acquisition in Aug 2010.

2.	A safety status sign at our North Haven, CT USA facility.
SUSTAINABILITY
While our metals recycling business is inherently ‘green’, Sims Metal Management strives to go beyond what is required and make lasting progress in the environmental impact and sustainability of our operations.
Use of the recycled materials sold by Sims Metal Management during fiscal 2010 saved almost 13 million MWh of energy as compared to the use of the same amount of virgin material. Our operations also reduced carbon emissions, pollution and energy consumption — 13.2 million tonnes of CO2 emissions were avoided by the use of scrap metal, a secondary raw material, instead of primary metallics.
Sims Metal Management was named, for the second year in a row, as one of the 100 Most Sustainable Corporations in the world, at the Davos World Economic Forum. We were honoured to again receive this award, which recognises companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers.
We were also pleased when Sims Recycling Solutions (SRS), the world’s largest electronics recycler, was named as the top electronics recycler in North America in the July 2010 issue of Recycling Today magazine. Out of the 20 largest recycling companies, SRS maintained the highest volumes of electronic scrap recycled in calendar 2009.
We remain committed to our mission of enhancing the sustainability of our operations by continually improving safety, workplace conditions and environmental stewardship.
More information on Sims Metal Management’s commitment to sustainability can be found in this report under the heading ‘Managing Sustainability.’
FISCAL 2010 FINANCIAL RESULTS
As major Western economies attempted, with varying degrees of lack of success, to transition from recession to modest growth trajectories, our industry continued to encounter diminished flows of scrap metal and uneven demand from steel and metal producers. In spite of these difficult market conditions, Sims Metal Management saw improvement in many of our markets in fiscal 2010.
Our non-ferrous metals business achieved healthy margins and strong year-on-year growth. However, ferrous margins and scrap flows outside Australia continued to be disappointing, particularly in North America, our largest market, where the US economy continued (and continues) to struggle.
Revenue for fiscal 2010 was approximately $7.5 billion, which included an adverse effect from foreign exchange, and we recorded a net profit after tax on a statutory basis of $126.7 million. Our scrap intake and shipments for the year ended 30 June 2010 were 13.3 million tonnes and 12.9 million tonnes, respectively.

IN RECOGNITION OF OUR DEDICATION
TO SUSTAINABILITY, THE COMPANY
WAS NAMED, FOR THE SECOND YEAR
IN A ROW, AS ONE OF THE 100 MOST
SUSTAINABLE CORPORATIONS IN
THE WORLD, AT THE DAVOS WORLD
ECONOMIC FORUM.
Scrap intake increased 6% and scrap shipments decreased 2% on the prior year.
Sims Metal Management is financially strong. As of 30 June 2010, we had net cash balances of approximately $15 million, undrawn lines of credit of approximately $1.3 billion, and shareholder equity of $3.3 billion at the end of fiscal 2010. The Company believes that the strength of its balance sheet is without peer in its industry and notes that credit facilities available to the Company have recently been increased to $1.5 billion. Capital may indeed be amongst the world’s most precious commodities, and we are proud of our financial strength and deeply value our long-standing relationships with our commercial banking partners.
Our Board of Directors determined a final dividend of $0.23 per share (74% franked) to be paid on 22 October 2010. Dividends for fiscal 2010, including the interim dividend of $0.10 per share and the final dividend of $0.23 per share, represent a payout ratio of 51% of net profit. We are pleased to once again uphold, consistent with our dividend policy, our commitment to providing dividends from our earnings to our shareholders.
OPERATIONAL RESULTS
NORTH AMERICA
Our North American metals business continued to face difficult conditions in fiscal 2010 as a result of inadequate scrap flows and tight ferrous margins associated with the weak and uneven US economic recovery. We have used this low point in the cycle to invest in our business and bolster our trading and processing capabilities.
Sales revenue was down 21% on the prior corresponding period to $5 billion. On a US dollar equivalent basis, sales revenue was down 7% to US$4.4 billion as compared to fiscal 2009. EBIT (earnings before interest and tax) was $80 million. Scrap intake in North America increased 4% on the prior corresponding period to 10.2 million tonnes.
During the year we created a new trading platform for ferrous metals called North America Trade that will further improve our penetration of the market. We anticipate that North America Trade will enhance our ability to market and trade third-party generated material in North America, complementing our already strong global ferrous trading platform. As always, we continue to seek opportunities to execute on our industry consolidation strategy in North America. We remain confident that Sims Metal Management will generate high returns on capital in this historically scrap rich market as economic conditions allow for improved flows of scrap metals and margins.
AUSTRALASIA
Our Australasian business performed extremely well in fiscal 2010 against the backdrop of a relatively healthy Australian economy. During fiscal 2010 we made significant investments in our processing capabilities and, in fiscal 2011, we expect to continue investing in this critical region, including improving the non-ferrous recovery technology downstream of our shredders, among other capital projects. We anticipate that such investments will generate high returns and further enhance our leadership position in this market.
Sales revenue for the region was up 5% on the prior corresponding period to $1.2 billion. EBIT was up 227% to $61 million. Scrap intake in the region increased by 14% for the 2010 fiscal year to 1.7 million tonnes, on a year-on-year basis.
New state-of-the-
art non-ferrous
shredder residue
plant at Claremont
Terminal, Jersey City,
NJ, USA.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	5

CHAIRMAN’S AND GROUP CHIEF EXECUTIVE OFFICER’S REVIEW

1.	New state-of-the-art non-ferrous shredder residue plant at St Marys, NSW, Australia.

2.	Similar plant under construction at Rocklea, QLD, Australia.
EUROPE
Despite the macroeconomic headwinds, our European division also delivered outstanding performance in fiscal 2010. These impressive results were led by strong contributions from SRS, our electronics recycling business, and solid performance by our UK metals recycling business.
Sales revenue was up 7% on the prior corresponding period to $1.2 billion. EBIT was $67 million. Scrap intake in the region increased by 4% to 1.4 million tonnes in fiscal 2010, on a year-on-year basis.
ACQUISITIONS
We continued our expansion efforts in fiscal 2010 through several quality acquisitions, including:
•	Fairless Iron & Metal, a ferrous and non-ferrous recycler based in Pennsylvania on the East Coast of the United States, which closed in the beginning of the 2010 fiscal year. Through this acquisition, we added two major facilities including a state-of-the-art mega-shredder, non-ferrous recovery systems and a deep water port for the export of our products.

•	In September 2009, Technorecycle GmbH, a leading German electronics scrap recycler and asset recovery specialist located in Hochheim am Main near Frankfurt, and the Company’s second recycling solutions operation in Germany.

•	In November 2009, the remaining 50% of our previous joint venture operation Port Albany Ventures, LLC, a mixed-use bulk material stevedoring operation in the Albany region of New York, located on a 28 acre dock facility on the Hudson River.
In addition, we are excited about the recent acquisition of the UK electronics recycling assets of Wincanton PLC which closed after the 2010 fiscal year ended on 13 August 2010. The transaction enhanced our geographical footprint within the UK market, allowing us to provide a more localised service to our growing client base. The retailer led capability and logistics expertise of Wincanton’s recycling division, together with its infrastructure, ideally complements our business model and processing expertise. Furthermore, the addition of a collaborative arrangement in reverse logistics with Wincanton PLC will allow us to offer an unparalleled level of recycling excellence and service convenience to our UK customer base.
INVESTING IN TECHNOLOGY
Sims Metal Management will emerge from the economic downturn a safer, stronger, more nimble and more efficient company. Part of our strategy in this regard involves investing in new technologies.
In North America, we installed new non-ferrous separation and recovery systems at several East Coast locations — in Jersey City, New Jersey; North Haven, Connecticut; as well as Long Beach, California. In addition, investments were made to further improve our operational efficiency, environmental compliance and safety procedures.

At our Canadian SRS operation, investment commenced on a new facility to process Ontario’s materials from that Province’s newly legislated e-recycling program.
In Australasia, we completed several major production and technology projects during the year. In Queensland, we significantly upgraded our Brisbane shredder which is delivering substantial capacity improvements while reducing energy consumption. We installed a state-of-the-art non-ferrous shredder residue plant at St Marys, New South Wales. This plant is already delivering substantially improved recoveries, and similar plants will be installed throughout Australasia during the 2011 and 2012 fiscal years.
In our Europe Division, the UK metals division has begun investment into technology for further separation to recover plastics and metals from residual waste streams; it is anticipated that these units will be commissioned in fiscal 2011. Sims Recycling Solutions has invested globally in value adding technologies including further investment in plastics and metals separation equipment. In Europe, SRS commissioned new TV and monitor glass recycling processes to automate processing and improve safety performance.
In all, as we continued to expand our infrastructure and invest in new technology, our capital expenditure in fiscal 2010 totalled $121 million. We will, given our growth plans and intention to sustain our industry leadership position, continue to invest in our facilities and technology to serve the long-term interests of Sims Metal Management.
THE BOARD OF DIRECTORS
At the November 2009 Annual General Meeting we had the pleasure of adding three new non-executive members to our Board of Directors: Geoff Brunsdon, Jim Thompson and Paul Sukagawa.
Geoff Brunsdon previously served on our Board for eight years, from 1999 until he voluntarily stepped down in 2007.
Jim Thompson has an impressive background in the steel industry and has Australian experience, having served as Chairman of the joint venture company North Star/BlueScope Steel.
Paul Sukagawa replaced Mike Iwanaga as a representative of Mitsui Group (Mike retired from the Board in November 2009). Paul has held various positions within Mitsui since 1973, including President & Managing Director of Mitsui Iron Ore Development from 2004 to 2007.
Geoff, Jim and Paul have already proven themselves to be valuable additions to our Board, and we look forward to their on-going contributions.
LOOKING FORWARD
Given our unique global metals and electronic recycling platform; and the best assets in our industry — our people; we are optimistic about our future prospects. We have taken steps to enhance our infrastructure and trading capabilities and we are confident that our operations will demonstrate tremendous operating leverage — particularly in North America — as and when scrap flows and margins normalise and macroeconomic trends demonstrate more meaningful economic recovery and growth characteristics. We will continue to grow and expand the leadership position enjoyed by our Sims Recycling Solutions division. Our solid balance sheet ensures that we have the financial flexibility to develop and implement new technologies, pursue acquisitions and expand and invest in our global business.
As always, we will continue to execute on our strategy to create substantial long-term value for our shareholders while meeting the needs of our customers and other stakeholders.

Paul J. Varello
Chairman

Daniel W. Dienst
Group Chief Executive Officer

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	7

MANAGING SUSTAINABILITY
2010 OVERVIEW
SIMS METAL MANAGEMENT REMAINS
COMMITTED TO THE VOLUNTARY
DISCLOSURE OF ITS KEY SUSTAINABILITY
PERFORMANCE FOR ALL STAKEHOLDERS
AND IS PLEASED TO PRESENT THE
FOLLOWING SUMMARY OF ITS EFFORTS
IN FISCAL 2010.
Since we commenced reporting on sustainability in 2006, our systems for collecting information, analysing the data and managing the many non-financial aspects of our business have grown significantly, both in scope and in application. This has presented many challenges, particularly considering that the number of Company sites has more than doubled in that period. The mergers and business acquisitions that the Company has been through bring the challenge not just of merging diverse information systems at various levels of maturity, but also of fostering a common culture, drawing on the very best of the skills, talents, views and beliefs of all our employees. It is great testimony to them that they continue to be committed to growing and improving our efforts in the areas of safety (which is now, and always will be, our number one priority), environmental management, energy and water use reduction, carbon emissions, waste generation, and the many other components that together form the basis for our journey towards being one of the world’s most sustainable businesses.
There is significant consensus among investors and analysts that companies that embrace sustainability as part of their management approach are better equipped to deal with the challenges of business and the ever-changing commercial, operational and political environment of the 21st century. While many continue to see sustainability reporting as a communications matter between a company and its stakeholders, Sims Metal Management has come to appreciate that sustainability provides a powerful tool to unite the men and women of our Company, continually inspiring us all to act with a common direction and determination to deliver excellence in all aspects of our business while further improving our internal management systems.
Of all the sustainability issues, the safety of our people, contractors and visitors remains the paramount goal at Sims Metal Management. Undertaking work safely is a non-negotiable work condition and, while we continue to make great improvements to our work environment and culture, we will never stop in our endeavour to create a zero harm workplace, where every person will go home in the same condition in which he or she came to work.
As the world increasingly focuses on the impact of global warming and how to mitigate its effects, it is inevitable that companies will need to change the way in which they do

1.	Upgraded shredder facility, Rocklea, QLD, Australia reducing energy consumption.

2.	The world’s largest and most modern WEEE plant at Newport, Wales, UK.

3.	An employee scans in an electronic device at the Dumfries, Scotland, UK Sims Recycling Solutions facility.

BEING A RECYCLING COMPANY,
OUR ENTIRE ETHOS IS ABOUT
RESOURCE EFFICIENCY AND
DOING MORE WITH LESS.
business. In a world where energy, water and waste disposal costs continue to rise — either as a direct result of diminishing availability of resources, or as an indirect result of policy measures designed to change how we use these resources — it makes prudent business sense to manage our resources in a clearly directed strategic framework. While many of the policy signals in the regions in which we operate may be mixed or unclear in the near term, there is no doubt that significant changes will occur in the longer term. Sims Metal Management is positioning itself to manage the impact that such changes, if they should arise, will have on its business environment.
Being a recycling company, our entire ethos is about resource efficiency and doing more with less. However, this of itself is not enough. In all of our regions, operational teams are formally tasked with finding ways to increase energy efficiency and reduce water usage and waste, thereby uniting our people in the common goal of finding better and more sustainable ways to conduct our operational activities. Our measuring and reporting on resource usage aspects of our business form a crucial basis for these efforts.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	9

SUSTAINABILITY AT A GLANCE

				PERCENTAGE
KEY PARAMETER	REGION	F10	F09	CHANGE (+/-)

Energy Use	North America Total (GJ)	2,052,602	2,091,203	-2
	Europe and UK Total (GJ)	443,711	398,581	11
	Asia Pacific Total (GJ)	660,978	674,740	-2
	Group Total (GJ)	3,157,291	3,164,524	0

CO2 Emissions	North America Total (tCO2e)	200,797	202,656	-1
	Europe and UK Total (tCO2e)	39,429	37,200	6
	Asia Pacific Total (tCO2e)	73,219	79,400	-8
	Group Total (tCO2e)	313,445	319,256	-2
	Scope 1 (tCO2e)	142,256	143,045	-1
	Scope 2 (tCO2e)	171,189	176,211	-3

Water Consumption	North America Total (Cubic Metres)	1,062,125	895,150	19
	Europe and UK Total (Cubic Metres)	62,335	55,238	13
	Asia Pacific Total (Cubic Metres)	106,092	147,009	-28
	Group Total (Cubic Metres)	1,230,552	1,097,397	12

Waste Generation	North America Total (Tonnes)	1,291,903	1,023,176	26
	Europe and UK Total (Tonnes)	303,167	319,617	-5
	Asia Pacific Total (Tonnes)	243,139	261,960	-7
	Group Total (Tonnes)	1,838,209	1,604,753	15

Key OH&S Indicators	Group LTIFR (LTIx1,000,000/exposed hours)	3.2	4.8	-33
	Group MTIFR (MTIx1,000,000/exposed hours)	14.2	19.4	-27

Number of Employees	Male	4,740	4,699	1
	Female	878	855	3
	Group Total	5,618	5,554	1

Training	Group Total Hours (Corporate training only)	238,728	42,387	463

LMS Generation’s
jointly owned landfill
gas renewable
energy facility at
Eastern Creek, NSW
-Australia’s largest
built this decade.

We were particularly pleased that our ongoing efforts were recognised for the second consecutive year by the World Economic Forum in Davos, Switzerland, where Sims Metal Management again was nominated as one of the Global Top 100 Most Sustainable Corporations in the World. Our efforts also were recognised at the Ninth Australian Sustainability Awards, where Sims Metal Management received the “Special Award for Environment” for establishing best-of-sector low carbon intensity and for structuring its own strategies around a framework of energy efficiency, green energy usage and carbon offsets. Additionally, it was pleasing that our efforts were recognised by many other analysts and research organisations.
The Company once again participated in the global Carbon Disclosure Project, our fifth year of participation, and in the Dow Jones Sustainability Index, our third year of participation. Further, our UK operations were privileged to join the Carbon Trust — an initiative of the UK Government.
One interesting measure of the contribution that Sims Metal Management makes to a sustainable future is the impact that the use of its recycled materials provides in reducing energy use and therefore carbon emissions. Based on research by the Imperial College in London, the tonnes of secondary metal materials that were recycled by Sims Metal Management in fiscal 2010, when compared to the use of virgin materials in the manufacture of steel and other metal products, saved close to 13 million MWh of energy. Further, and most importantly, it also avoided 13.2 million tonnes of CO2 being emitted to the atmosphere, more than that emitted by many small countries.
In addition, LMS Generation Pty Ltd (LMS), our 50% owned Australian based green energy provider, generated nearly 1.2 million tonnes of verified CO2 emissions abatement, while generating nearly 300 thousand MWh of 100% sustainable energy.
Thus, the contribution made by Sims Metal Management in preserving millions of tonnes of valuable and increasingly scarce recyclable materials that would otherwise have ended up in landfills, and reducing the energy and water used in the manufacture of raw materials, illustrates why it is one of the world’s most sustainable companies.
Nevertheless, in delivering these very sustainable outcomes, the Company uses energy and other resources in the collection, processing and ultimate sale of its recyclable materials.
As in prior years, the sustainability parameters presented in this report, together with its reporting on fiscal and corporate governance, form the Company’s core response to the benchmark guidelines set out in the Global Reporting Initiative (GRI). The GRI is a network based organisation that pioneered the world’s most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide. Our sustainability efforts are supported by a wide spectrum of corporate policies and initiatives, many of which are located on the Company’s website at www.simsmm.com.
As in previous years, this report is based around the key areas of environment, health and safety, and community, specifically broken into the sub-categories of:
•	energy use and carbon footprint;

•	water use;

•	waste management and generation;

•	key environmental indicators;

•	key OH&S indicators;

•	safety initiatives;

•	employee retention and diversity;

•	human rights; and

•	training and development.
Key sustainability parameters are briefly summarised in the table on page 10, while further details are provided in the explanatory text.
As illustrated in the table on page 10, there has been a decrease in energy use and resulting carbon emissions in most regions, as well as for the Group as a whole. The exception is in Europe and the UK, where two large Sims Recycling Solutions (SRS) recycling plants (including the world’s largest and most modern e-recycling plant) were brought on line during the fiscal year. It also should be noted that the energy and carbon figures include data from SA Recycling, our 50% owned joint venture operation located in the Southwest of the United States comprising approximately 40 sites, with more than 1,000 employees. We chose to include the carbon profile of this operation for completeness and compatibility with last year’s data.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	11

MANAGING SUSTAINABILITY
ENVIRONMENT
ENERGY AND CARBON
ENERGY AND CARBON POLICY
Our formal ‘Energy and Carbon Emissions Policy’ was revised during the fiscal year to provide clear goals and articulate formal requirements for management and employees to identify, pursue and implement energy initiatives and carbon reduction opportunities. These objectives fit into our continuing strategic hierarchy of:
•	Efficient use of energy — Striving to employ production processes and transport activities that facilitate a commercially viable level of energy efficiency and associated carbon emissions profile.
•	The use of renewable and cleaner forms of energy — Progressively striving, where commercially viable, to reduce the use of non-renewable energy sources and increase the use of energy sources with a lower carbon emissions profile.
•	The use of verifiable and accredited carbon offsets — Although our view is that carbon offsets are a last resort measure to be employed only when other carbon reduction efforts have been exhausted, our affiliate LMS annually generates accredited carbon offsets nearly four times the size of the Company’s total fiscal year 2010 carbon footprint.
Formal energy teams have been working for several years in each operating region to reduce our energy consumption and examine alternative energy sources, including the use of renewable fuels and co-generation. Once a project or operational development has been identified, a project team, which includes a “site energy champion”, is nominated to undertake implementation. Overall progress is monitored by the energy steering team and reported through the regional Safety, Health, Environment and Community (SHEC) Committees and communicated to the Company Board of Directors via the global SHEC Committee. Examples of projects undertaken during fiscal year 2010 include:
•	NORTH AMERICA — Shredder installations continue to be among our biggest users of electricity. The expanded use of capacitor banks at most of them, together with variable frequency drives for conveyors and higher efficiency motors, has provided improvements to power factors and energy efficiency. Where available and practical, energy demand-response programs are being used, and increased metering equipment is providing valuable data on energy usage and efficiency for the targeted equipment. Lighting audits have resulted in sweeping upgrades to more efficient lighting. A number of solar and wind energy proposals are under consideration. In addition, several initiatives with the potential for carbon reduction in mobile equipment have been implemented or are under examination, including the use of higher efficiency engines, and policies and equipment to reduce motor idling.

•	EUROPE — A number of energy initiatives produced a comparative overall reduction in electrical energy usage of 9.4% compared to fiscal 2009, although the new operations of Newport and Ellesmere Port waste electrical and electronics equipment (WEEE) plants, as well as an expansion of our transport fleet, resulted in a net increase in energy consumption for Europe of 11%. An annual carbon saving of 777 tCO2 was achieved through various efficiency measures at Stalybridge, while our plant at Dumfries reduced gas consumption by a very significant 53%. The general market downturn meant less feedstock and consequently a slight reduction in the energy efficiency of our UK shredders, but new operational measures such as idling policies and isolation of equipment provided for an absolute energy reduction.

•	AUSTRALASIA — As in North America, our shredder operations represent the major energy users within our scrap processing activities and continue to be the main focus for maximising our energy efficiency. Specifically, the Rocklea, Queensland shredder was upgraded, resulting in energy reductions per tonne processed in the order of 10%. Similarly, potential energy saving measures have been identified at the St Mary’s, NSW shredder, and are scheduled for implementation over the coming 12 months. Unfortunately, the amount of energy required for processing has increased as a result of rising demand for high density scrap in the challenging market conditions. While this has increased our energy consumption, lesser melt losses and higher transport efficiency for our customers mean an overall better outcome for the environment. The tilting rotary furnace system was upgraded at our Laverton North, Victoria aluminium smelter, resulting in increased energy efficiency and a reduction in emissions profile. Overall electricity consumption was reduced via the replacement of two older air compressors with a high efficiency unit, while furnace temperature monitoring was expanded, allowing for better burner management and temperature control, resulting in increased energy efficiency.
The continuing uncertainty surrounding government responses to carbon reduction measures in most of the regions in which we operate, combined with the overall sporadic availability and relatively high cost of renewable energy sources, makes it difficult for Sims Metal Management to formulate an absolute carbon reduction strategy. However, our systems for collecting and analysing data, combined with the innovation and skills of our energy teams,

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	13

MANAGING SUSTAINABILITY
make us well prepared to respond quickly and efficiently to policy and economic drivers as they emerge. One example of this has been the CRC Energy Efficiency Scheme (previously known as the Carbon Reduction Commitment), which is a new, mandatory, energy saving and carbon emissions reduction scheme for the UK. Our systems and data allowed Sims Metal Management to smoothly engage with the UK Government on this issue, as well as sign up with the Carbon Trust to gain recognition for the considerable energy initiatives that the Company has achieved over the years.
FUEL AND ELECTRICITY
Total energy use for the Group in fiscal 2010 was 3,157,291GJ, down by 7,233GJ from that in fiscal 2009. This was achieved despite an 11% increase in energy consumption in the UK, primarily a result of the world’s largest and most modern WEEE plant being commissioned by the Company in Wales, and our new television and monitor glass treatment facility opening in Ellesmere Port. The reduction in overall energy use is testimony to the important and ongoing work being done by the energy teams in each region.
Diesel consumption remains the largest component of the Company’s energy profile, followed by electricity; gas used primarily in our Australian aluminium smelter and the SRS metals smelting operation in Franklin Park, Illinois, USA; and relatively small contributions from LPG and petrol.
CARBON FOOTPRINT
The energy profile of the operational activities at Sims Metal Management may be converted into a corresponding carbon profile. This has been done by independent external experts using the most recent factors that apply to the relevant operational region and in accordance with the procedures recommended under the international Greenhouse Gas Protocol.
The total CO2 equivalent profile for fiscal 2010 was 313,445 tonnes, down by 2% on fiscal 2009’s emissions profile. It should be noted that while diesel remains the highest component in terms of energy use, electricity accounts for the greatest contribution to the Company’s emissions profile. This is a result of the variation in the conversion factors applied under the Greenhouse Gas Protocol.
A company’s CO2 profile may be divided into three different types of emissions:
•	Scope 1 — Emissions resulting from direct conversion of energy by the company, such as burning of fuels on site or in mobile equipment and transport;

•	Scope 2 — Emissions resulting from indirect conversion of energy, such as externally supplied electricity; and

•	Scope 3 — Emissions associated with activities under external control, such as independently operated service providers, air travel and so on.

Due to ongoing ambiguity in respect of boundary conditions and the practical difficulties of collecting reliable information from externally controlled entities, Sims Metal Management does not currently collect and account for Scope 3 emissions, although it continues to examine the opportunities for doing so prospectively.
Compared to fiscal 2009, Scope 2 emissions were reduced by 3%, while Scope 1 emissions were reduced by 1%.
Various metrics are often applied to normalise a company’s energy and carbon profile, so as to allow a year-on-year comparison of performance, while allowing for changes to the operational scope of a company. Typically, such metrics are related to financial parameters such as earnings or revenue but, because of the extreme volatility of commodity prices, such metrics are not meaningful in the case of Sims Metal Management Limited. Equally, the complex interaction of transport, intake volumes, processing and distribution to market makes it difficult to define a simple, but adequate, alternative.
In the absence of an ideal metric, Sims Metal Management has historically reported on the amount of CO2 equivalent per shipped tonne.
Based on total shipped tonnes of 12.9 million tonnes, the CO2 emissions for fiscal 2010 were 24kg/tonne, unchanged from fiscal 2009. This is largely because, while sales and intake volumes continue to be under pressure as a result of the global downturn, operational activity does not decrease proportionally. This continues to present challenges to the Company, and we are evaluating appropriate mitigating alternatives. There are also additional factors to consider. For example, the increased demand for higher density products requires more energy to produce. This raises the Company’s energy profile and yet also assists in decreasing the energy profile of its customers, resulting, overall, in a benefit to the environment.
To put our emissions profile into context, it is worth noting that while the Company emitted 313,445 tonnes of CO2 equivalent as a result of its operational activities, the use of our secondary products avoided 13.2 million tonnes of CO2 equivalent being released to the atmosphere, a ratio of 1 in 42. This again illustrates the very significant benefit to the environment of recycling.
OBLIGATED EXTERNAL REPORTING
Sims Metal Management is not required to report under the European carbon trading scheme, or under the USEPA or state-specific carbon reporting schemes in the US.
The Company does report under the Australian Energy Efficiencies and Opportunities Act 2006 (EEO Act) and the National Greenhouse and Energy Reporting (NGER) Framework on matters relating to its Australian operations. Reports are prepared, with the assistance of qualified external specialists, and submitted annually. Not only do they identify energy initiatives covering 80% of the total energy profile, but the reports also discuss progress made against initiatives. The reports are available to the public on the Company’s website at www.simsmm.com.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	15

MANAGING SUSTAINABILITY
The Company’s aluminium operation in Victoria, Australia also reports under that state’s Environment and Resource Efficiency Plan (EREP) and WaterMap, a state initiative to identify and act on water efficiency.
The Company’s UK operations are captured under the CRC Energy Efficiency Scheme (previously known as the Carbon Reduction Commitment). This scheme, which came into effect in April 2010, is a mandatory energy and climate change scheme administrated by the UK Environment Agency. The Company has registered with the scheme, and the systems it has developed for data collection and verification over several years, combined with the work undertaken by the energy teams, exceed the requirements of the legislation. Furthermore, Sims Metal Management has become the first metals and electronics recycling company in the UK to be awarded the Carbon Trust Standard, providing official recognition of our systems and the many energy initiatives undertaken to date.
VOLUNTARY EXTERNAL REPORTING
Sims Metal Management participated for the fifth consecutive year in the Carbon Disclosure Project (CDP). The CDP is an independent not-for-profit organisation which provides the largest database of corporate climate change information in the world. Since being formed in 2000, the CDP has become the global standard for carbon disclosure methodology and process, providing primary climate change data to the marketplace, institutional investors, purchasing organisations, analysts and government bodies. Details are available from the CDP website at www.cdproject.net, and, once the CDP completes its assessment, the annual submission will be available for viewing on our website as well.
The Company also completed its third submission to the Dow Jones Sustainability Index. While we were pleased with the results, the Company was not designated a ranking as this global index is weighted towards the dominant presence of very large turnover companies.
Due to changes in some of the assessment criteria, the Company was prevented from meeting the deadline for participation in the FTSE4Good index in fiscal 2010. However, as it has participated in this important index in previous years, the Company intends to resume participation going forward.
We continued our close working relationship with many external assessment and environmental research organisations, such as TruCost and Vigeo, which continue to rank us as a leading performer in our sector.
Most pleasing was the nomination of Sims Metal Management as one of the world’s 100 most sustainable companies for the second year running by the World Economic Forum in Davos, Switzerland.
Equally pleasing was receiving the Special Award for Environment at the ninth Australian Sustainability Awards in recognition of “best-of-sector” low carbon intensity and for developing our own strategy and systems in a framework of energy efficiency, green energy and carbon offsets.

GREEN ENERGY
LMS, the Company’s 50% owned Australian based green energy provider, continues to be prominent in the renewable energy industry, becoming the leading supplier of Renewable Energy Certificates (RECs) in Australia from electricity generation. A total of 272,722 RECs and 881,733 NSW Greenhouse Abatement Certificates were generated during fiscal 2010, as well as 272,668MWh of green power. LMS also generated approximately 200,000 verified Emission Reduction Units under the Department of Climate Change, Greenhouse Friendly Program. Being involved since its inception a decade ago, LMS’s has, under the program, successfully created more than 1.3 million tonnes of verified abatement from the destruction of methane.
Major achievements of our affiliate LMS during fiscal 2010 included the commissioning of a 750kW renewable energy facility at the Birkdale, Queensland landfill and a 2200kW facility in NSW. Together with increases to existing facilities in NSW and Tasmania, LMS’s total generation capacity of green energy now stands at over 320,000MWh.
As articulated in our Energy and Carbon Emissions Policy, we regard carbon offsets as a last resort once other reduction measures have been exhausted. At present, the Company has no plans to utilise carbon credit offsets. The option is, however, available at any time as the certified offsets generated by our affiliate LMS represent 3.7 times the global carbon footprint of Sims Metal Management.
WATER USE
Water is used in the Company’s shredder operations and mechanical separation processes and is recycled and re-used wherever possible. Where site layout and topography allow, runoff is harvested and, together with “grey water”, is always used in preference to town water. Nevertheless, many of our operations are located in warm climates with low rainfall/high evaporation characteristics which, coupled with the loss of water in the process chain, necessitate augmentation of water from external sources.
While water consumption decreased by 28% in our Asia Pacific operations, it increased by 12% in Europe and the UK, primarily as a result of the new WEEE operations at Newport and Ellesmere Port being brought on stream. The apparent significant increase of 19% in water usage in North America is attributed to improved data collection, management and reporting. Previously, this information was collected manually at site level, but the introduction of new systems has meant that this data is centrally managed from information sourced directly from the providing utility, with increased data reliability.
WASTE MANAGEMENT AND GENERATION
The Company continues to invest significantly in new separation processes that increase the recovery of valuable materials and decrease the amount of waste generated as a by-product of recycling. In fact, the successful implementation of these downstream recovery projects is our second most important goal in fiscal year 2011, behind only safety. While we are well known for our processing capacity of metals, we have been increasing our focus on the recovery of valuable plastics as they are replacing metals in many consumer applications and therefore becoming a more significant portion of the waste stream. This, however, is a challenging area, as traditional metals separation technologies do not work for plastics. Furthermore, plastics need to be separated into primary polymers to have any real value in the marketplace and, with the proliferation of plastic types in modern-day life, require a number of sophisticated and expensive separation technologies. Nowhere is this seen quite as starkly as in the processing of waste electronics, which have a very high percentage of plastic material. Glass, such as from television and computer screens, is another significant element of waste electronics, and our investment in new glass recovery and separation technologies has transformed these materials from a waste product to a recovered commodity.
Unfortunately, the combination of material complexity, available technology, regulatory obstacles, and costs does not always make recovery feasible. Consequently, our activities do generate a waste stream. However, the great benefit of recycling to the environment becomes apparent when considering that the 1.8 million tonnes of waste generated in total resulted from the production of 12.9 million tonnes of saleable material.
Despite decreases at its European and Australasian operations, the waste generated by the Company increased slightly overall, compared to fiscal 2009. With fiscal 2010 shipped volumes being generally comparable to fiscal 2009, the increase is attributable to

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MANAGING SUSTAINABILITY
the Company’s North American operations, primarily due to business acquisitions, as well as improved data collection procedures in fiscal 2010.
Of the Company’s total waste stream, 99.76% consists of simple waste or beneficial use material from our shredding operations. This material is classified as non-hazardous, and is considered beneficial in many landfill uses ranging from hygienic daily cover control to drainage and methane recovery.
It remains of particular concern that increasingly higher government taxes are being applied to this residual waste stream. While it is accepted that government taxes applied to waste disposal in general act as a driver towards recycling, the same taxes when applied to the unavoidable recycling residuals are a bottom line cost to the recycler, thus reducing the recycling outcome that otherwise could be delivered. By way of example, this report highlights the enormous energy and carbon savings that recycling can deliver, along with the preservation of resources and landfill, and governments should consider more sophisticated means of assisting, rather than hindering, the efforts of the recycling industry.
Sims Metal Management does generate a small portion of wastes classified as hazardous, accounting for 0.24% of its global waste stream. These wastes originate from the Company’s WEEE plants in the UK, the CFCs collected from our dedicated fridge recycling plants in Wales, UK, and certain residuals collected for specialised disposal in the USA. The UK fridge units are recycled in a fully enclosed environment and all refrigerants in the cooling circuit, as well as other chlorofluorocarbon compounds trapped in the insulation foam, are collected and sent to special government approved facilities for audited destruction.
KEY ENVIRONMENTAL INDICATORS
ENVIRONMENTAL POLICIES
The Company revised its formal Environmental Policy during fiscal 2010 to more clearly articulate its commitment to protection of the natural environment and to its environmental performance, objectives and targets, as well as the continual improvement of standards and the training and education of all its employees.
While the vast majority of the Company’s operations are located in heavily industrialised or urban areas, and the very nature of its activities aids the conservation of resources and thus biodiversity, the Company recognises that the management of biodiversity is a fundamental part of its public responsibilities. Therefore, it was appropriate that the Company articulated a Biodiversity Policy which, together with its environmental policy and operational guidelines, sets standards for the protection of the environment, habitats and waterways.
Both policies are available on the Company’s website at www.simsmm.com.

ACCREDITATION
Sims Metal Management continues to pursue feasible and appropriate environmental accreditation across all its operating regions.
NORTH AMERICA — All metal recycling facilities are covered by a rolling five year SHEC plan which is consistent with the core elements of ISO 14001. In fiscal 2011, North America is considering initial implementation at some facilities of a US-based ISO-modelled quality, environmental and safety accreditation system designed specifically for the scrap industry incorporating most ISO parameters. Ten of the 12 SRS facilities in North America have ISO 14001 certification, while the remaining two are scheduled for certification in fiscal 2011.
EUROPE — All metal shredder operations have ISO 14001 accreditation, while all feeder yards meet ISO 9001 standards. The progressive upgrading of these operations to ISO 14001 accreditation is currently under consideration. All SRS operations in the UK and Europe have ISO 14001 accreditation.
AUSTRALASIA — Six of the metal recycling operations have ISO 14001 certification, while all other operations meet the requirements of ISO 9001. All but two of the most recent SRS acquisitions have ISO 14001 accreditation and these are scheduled for accreditation in fiscal 2011. Our aluminium facility also has ISO 14001 accreditation.
AUDIT PROGRAM
All Sims Metal Management sites have an Environmental Management Plan that details, for each facility, the environmental issues that need consideration, the regulatory triggers for those issues, and the measures needed to respond appropriately. While these plans are based around a generic format developed over many years, each plan is tailored to the specific operational, compliance and environmental risk profile of the actual site.
These plans form an important part of our environmental monitoring and control systems that aim to prevent harm from our operations occurring. A central concept is our belief that the primary responsibility for good environmental performance lies firmly with the site, and that site management are the most appropriate persons to deal with such. In doing so, site management has the ability to draw on substantial internal resources available from environmental professionals across the Company, as well as external expertise as required.
To this end, each line manager is tasked with performing periodic environmental audits of his or her site. At many locations, the data is entered into a real-time interactive database which automatically generates follow-up actions, delegates responsibilities and deadlines, and informs responsible management of any deficiencies and corrective actions required. In turn, professionally trained environmental specialists audit these line management audits and conduct independent assessments to ensure comprehensive compliance.

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MANAGING SUSTAINABILITY
The frequency of these audits is determined based on the site’s risk profile and compliance rating. Discussion with line management is initiated to resolve discrepancies or issues that are identified, identifying the root cause and preventing a recurrence. The system is based around using the audit process as an ongoing education of the Company’s employees, rather than being seen as a punitive measure. The system is fully supported by line management taking ownership of its own operation.
Overall progress and results are reported and discussed monthly by senior management in the region and shared via the regional SHEC committees.
This key environmental management system is supported by several other tools, including a comprehensive and global electronic environmental (and safety) incident reporting system. This system utilises a computer-based data management system that allows information to be shared for learning purposes across the entire Sims Metal Management community. It also allocates responsibilities for corrective actions and deadlines which, if not met, result in the automatic commencement of notification to progressively senior management up to the Group CEO who may, if necessary, communicate same to the Board SHEC Committee.
Each region also operates a rolling five year environmental plan that identifies issues of an environmental nature that are considered of strategic importance for the continual improvement of the Company’s operations.
STATUTORY ENVIRONMENTAL BREACHES
While some environmental incidents did occur within our North American, European and Asia Pacific operations, there were no material statutory breaches.
OCCUPATIONAL HEALTH & SAFETY: KEY INDICATORS AND SAFETY INITIATIVES
Safety is our number one priority. It is a non-negotiable condition of employment and we are committed to a “zero harm” workplace, where every employee, contractor or visitor will return home in the same condition as he or she arrived. These objectives are clearly articulated in our Safety and Health Policy, available on our website at www.simsmm.com and supported by our SHEC “Golden Rules” — 10 key rules which all employees are required to observe.
After many years of reducing our lost time and medically treated injury frequency rates year-on-year, we recognised that a new approach was needed to take the next step towards safety excellence.
Crucial to health and safety is the engagement of the employee and a genuine change in the culture and safety behaviour of every individual. This is not an easy task, nor something that is achieved in a short period of time.
After engaging DuPont Safety Resources (DSR) more than two years ago, the Company embarked on a fundamental revision of all its OH&S systems and core philosophy. While this journey is now well underway, it is by no means complete. Known throughout Global SRS and UK/Europe as the SimsMMway, in North America as SAAFE (Safe Acts Are For Everyone) and in Asia Pacific as TOM — Towards One Million (hours without a reportable injury), the core philosophy is based around the Observational Behaviour Audit (OBA) process — a “felt leadership” tool in which everybody from the Group CEO to shop floor employee engages in observing and discussing safe behaviour in a positive, empowering and non-threatening manner.
Based on the premise that for each lost time injury there are 30,000 unsafe acts, the aim is to identify these unsafe acts and eliminate them so as to prevent an accident before it can occur.
At all our operations, OBAs are conducted throughout the day and recorded at the end of each shift, using the global SHEC database. Root cause analyses are performed for identified unsafe acts and for injuries, and corrective actions are allocated, together with deadlines and responsibilities, Firmly aimed at a “No Repeat” outcome. If a deadline is missed, or a proposed action is not completed, the system automatically elevates the issue to the next in line manager, continuing up to senior executive management level. While this system ultimately ensures that appropriate measures are actioned, it also provides for comprehensive reports to be generated in any format. This provides many ways for examining the collected data, resulting in an excellent tool for sharing safety information among all our employees.
While our safety culture is based on an open sharing of ideas in a positive and supportive environment, all employees can, if desired, report any safety concerns anonymously using the Company’s whistleblower reporting systems. Each report triggers a thorough investigation and, in cases where our safety culture is not being recognised and respected by employees or others at a facility, appropriate action is considered and taken.
This framework is complemented by hazard identification (HazReps), job cycle analysis, safety audits and pre-work assessment checks, as well as many other safety initiatives. Collectively, this allows the Company to concentrate on what is known as leading safety indicators — predicting what may happen — as opposed to the traditional lagging indicators — telling what has happened.
The leading indicators are continuously analysed to provide real-time information about possible safety hazards, and to structure inductions, toolbox talks, safety training and other safety communication with a direct and immediate relevance to the safety issues of the day. During fiscal 2010, a total of more than 60,000 OBAs were conducted and analysed, providing valuable insight into where to concentrate our safety efforts and supporting our ongoing efforts in creating a safe working environment.
While we can never stop in striving for a safer workplace, it is pleasing to note that, after many years of little or no change in our safety statistics, the lagging indicators are again reducing. The Lost Time Frequency Rate (LTIFR) — the number of lost time injuries multiplied by one million and divided by the number of hours worked — dropped from 4.8 in fiscal 2009 to 3.2 in fiscal 2010. Equally, the Medically Treated Injury Frequency Rate (MTIFR), similarly defined, fell from 19.4 in fiscal 2009 to 14.2 in fiscal 2010.
The Company also has in place a comprehensive occupational health regime, where pre-employment and regular medical assessments are performed by doctors or qualified occupational hygienists. Specific tests such as audiometry, lung function, blood pressure, repetitive strain and others, are undertaken as needed to identify possible latent injuries or injuries.
In addition to this Company-wide framework, each region continues to add specific initiatives that enhance that region’s particular circumstances.
NORTH AMERICA — The main focus for safety was the continuing implementation of SAAFE, working in consultation with DSR. The program is developed and refined through five process improvement teams (PITs). One PIT has implemented the North America OBA process, while another PIT has implemented the Incident Investigation process, including the use of root cause analysis and the closing out of incidents. The remaining PITs are for the development of rules and procedures, communication tools, and means for identifying and addressing organisational stress and Performance Management issues. The program has been successful in focusing accountability on line managers and supervisors, together with having employees accept responsibility for safety, with a significantly enhanced focus on safe work practices and injury reduction. North America has continued the highly successful “Bootcamp” program, aimed at providing hands-on training in the many SHEC responsibilities that face our front-line management and workers, and how to act on those in a constructive manner.
In North America we achieved a 14% reduction in the All Accident Frequency Rate (AAFR) in fiscal 2010, when compared with fiscal 2009. The AAFR comprises the LTI, MTI and minor injuries frequency rate (minor injuries being those only requiring first aid).

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MANAGING SUSTAINABILITY
EUROPE — Two years ago, the UK metals division and SRS global set themselves a target of achieving a 50% reduction in the AAFR. It is a great testament to all our employees and safety professionals that this goal was achieved. A new strategic safety plan has been formulated for the coming two year period and another 50% reduction in the AAFR has been set as the safety target. The two year safety plan is cascaded into safety plans for each individual operation and further into personal safety plans which are reviewed and discussed on a regular basis and are linked to each employee’s Key Performance Indicators and, consequently, remuneration.
Many employees find conducting peer-to-peer OBAs challenging at a personal level. Therefore, it was decided to identify employees who were comfortable in undertaking them, and have them available as mentors — or “OBA champions” — to the broader workforce. This has proven to be a very positive initiative and has assisted in an accelerated uptake of this important safety tool.
At the end of fiscal 2010, 12 sites within Europe and SRS Global had attained OHSAS 18001 accreditation, the highest safety standard in Europe, with plans for further sites to be accredited in fiscal 2011.
AUSTRALASIA — A new electronic induction system for truck drivers and contractors has been implemented throughout Australasia, allowing the tracking of any driver’s induction record before he or she is allowed to enter an operation.
A program of Safety Champions has been developed and implemented in the yards in conjunction with training, induction and toolbox tools to further the safety message among all employees.
The “Hearts and Minds” project Towards One Million (TOM) hours without a reportable incident continues to be on track, supporting our SHEC Golden Rules and emphasising that safety is a condition of employment.
PEOPLE AND DIVERSITY
EMPLOYEE RETENTION
The strength of Sims Metal Management lies firmly with the approximately 5,600 people who make up the Company. Their skills, dedication and pursuit of excellence, together with the cultural and social diversity they represent, are key components in the performance culture that has served the Company well over many years and which continues to make it stand out among its peers.
While the economic environment remains challenging in developed economies around the world, it did not result in a contraction of our workforce in fiscal 2010. Total turnover remained relatively steady, mostly due to staff leaving voluntarily in basic production related activities.
Talent management and employee satisfaction are major priorities for Sims Metal Management. All salaried staff participate in annual performance assessments where job performance and career aspirations are constructively discussed with the one-up manager, and opportunities identified along with any training and/or further education that may be required. Many of our employees have been with the Company for 15 years or more, with several commencing in one of our trainee programs and working their way up into senior management positions, supported by both internal and externally delivered education programs, as well as mentoring schemes. While the Company has a policy of promoting from within, it supplements this with external recruitment. The relatively unique nature of our business means that there is often not a sufficient pool of experienced people to draw from. The Company therefore operates a number of well established programs to identify, hire and develop talented graduates in conjunction with tertiary education institutions.
Our formal grievance and fair treatment policy and procedures, together with its confidential complaints hotline, ensure that any employee concern is handled promptly, constructively and professionally without fear of retribution.

DIVERSITY
Close to 70% of our workforce is employed directly in production and, while gender equality and its promotion are priorities for Sims Metal Management, allowances must be made for the undeniably physical nature of this work, which presents an ongoing challenge in attracting female staff to yard positions.
HUMAN RIGHTS
Sims Metal Management is committed to being a respected and responsible corporate citizen by working constructively with its communities and other stakeholders and engaging in the honest and ethical conduct of its business. In this regard, we recognise that each employee is a representative of the Company and is required to act with courtesy, respect and integrity in all internal and external dealings. Furthermore, we are committed to respecting, promoting and upholding fundamental human rights, as set out in the UN Declaration of Human Rights and further defined in the OECD Guidelines for Multinational Enterprises. These commitments, as well as their specific application to our employees, are articulated in our Human Rights Policy, our Community Policy and our Code of Conduct, all available on our website at www.simsmm.com. Specifically, we recognise and uphold:
•	the right to equal opportunity and non-discrimination;

•	the right to security of persons;

•	the right to a safe and healthy workplace;

•	the right to adequate remuneration; and

•	the legal rights of our people pertaining to the workplace in the regions in which we operate.
Sims Metal Management is also specifically committed to the prohibition and elimination of child and forced and compulsory labour throughout the communities in which it operates, and does not, to the extent of its ability, support products that rely on inappropriate labour processes.
TRAINING AND DEVELOPMENT
In support of our people, their careers and our corporate vision, Sims Metal Management provides a range of comprehensive and ongoing training programs.
When joining the Company, all employees receive comprehensive induction training in the critical aspects of safety, environment and community. As an employee progresses through his or her career, refresher courses are provided on a regular basis, along with other job relevant training, allowing the employee to pursue professional enhancement and work skills.
During fiscal 2010, close to 240,000 hours of training was delivered, covering a range of issues. It should be noted that these training hours relate to corporate training only and exclude specific operational enhancement skills, which comprises many more training hours. The significant increase in the reported training hours delivered in fiscal 2009, as indicated in the table on page 10, reflects better tracking of these hours. A very large portion of this training (218,478 hours) was specifically related to safety training, again reflecting the high emphasis that Sims Metal Management places on the safety of its workers and in developing a genuine safety conscious culture.
Other training ranged from compliance matters such as Code of Conduct and Anti-Corruption Code training, to job enhancement training such as performance management, leadership and conflict resolution, and time management skills.

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CORPORATE GOVERNANCE STATEMENT
The directors and management of Sims Metal Management Limited are committed to operating the Company’s business ethically and in a manner consistent with high standards of corporate governance. The directors consider the establishment and implementation of sound corporate governance practices to be a fundamental part of promoting investor confidence and creating value for shareholders, through prudent risk management and a culture which encourages ethical conduct, accountability and sound business practices. Sims Metal Management Limited’s corporate governance statement for the 2010 financial year has been prepared with reference to the Australian Securities Exchange (ASX) Corporate Governance Council Corporate Governance Principles and Recommendations, 2nd edition (August 2007) (Recommendations). Sims Metal Management Limited has complied with the Recommendations.
PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1 BOARD OF DIRECTORS
The board is responsible for the corporate governance and overall performance of the Company and the Group and for providing strategic guidance for the Group. The board’s responsibilities encompass the setting of key objectives, monitoring performance and ensuring the Group’s internal control, risk management and reporting procedures are adequate and effective.
1.2 THE ROLE AND RESPONSIBILITIES OF THE BOARD AND SENIOR EXECUTIVES
The role and responsibilities of the board are formally set out in its charter. The board charter identifies the functions reserved for the board and those delegated to senior executives.
The board’s key responsibilities include:
•	overall corporate governance of the Group, including oversight of its control and accountability systems;
•	appointing, removing and appraising the performance of the Group Chief Executive Officer (CEO);
•	monitoring senior management’s performance and implementation of strategy, and ensuring appropriate resources are available;
•	enhancing and protecting the reputation of the Company by reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct, and legal compliance; and
•	approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures, and financial and other reporting.
The board has delegated general authority to manage the businesses of the Company to the CEO, who in turn may delegate functions to other senior management. However, the CEO remains answerable to the board and must comply with any limits on his authority established by the board from time to time.
Letters of appointment have been provided to all non-executive directors, covering responsibilities, time commitments, performance evaluation, indemnity and insurance arrangements, and induction and development. The responsibilities and terms of employment of the CEO, the Group Chief Financial Officer (CFO) and certain other senior executives of the Group are also set out in formal contracts of employment.
1.3 PERFORMANCE EVALUATION OF SENIOR EXECUTIVES
Annual performance objectives are set each financial year for all senior executives of the Group. These performance objectives include both financial and non-financial measures. A year-end appraisal is conducted to assess performance against the executive’s personal priorities and the responsibilities and demands of their role. The outcome of the performance review process is reflected in tailored training and development programs and succession planning for each executive, as well as an annual remuneration review. For the 2010 financial year, annual performance reviews were completed in August 2010, in accordance with the process disclosed.
The Remuneration Report on pages 38 to 55 contains further information regarding the process for evaluating the performance of senior executives for the purpose of determining their fixed and variable remuneration.
1.4 EXECUTIVE INDUCTION PROGRAMS
Senior executives are able to attend formal induction programs which provide an overview of the Group, and its key policies and processes. Meetings are arranged with other senior executives in the Group to brief the new executives on the Group’s businesses, strategic objectives, risk management practices and other information necessary to meet the requirements of their roles. Site visits are also arranged to familiarise the executives with the Group’s operations and key operating personnel.
A copy of the board charter is available from the corporate governance section on the Company’s website.
PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE
2.1 COMPOSITION OF THE BOARD
The board charter sets out the composition of the board and relevant criteria for assessing the independence of directors.
The board currently comprises nine non-executive directors and one executive director. Details of board members, including their skills, experience, qualifications and terms in office, are set out on pages 34 and 35.
2.2 BOARD ACCESS TO INFORMATION AND INDEPENDENT ADVICE
A director may, at the Company’s expense and subject to prior approval of the Chairperson, obtain independent professional advice relating to his or her duties and obligations as a board member. Board committees may also seek such independent professional advice. To the extent required to enable them to carry out their duties, all directors and board committees also have access to Company information and records and may consult senior management as required.

2.3 INDEPENDENCE OF DIRECTORS
The board charter states that board members shall be considered independent if they do not have any of the relationships identified in Box 2.1 of the Recommendations, and have been determined by the board to be independent, as defined in and to the extent required by the applicable rules of the United States Securities and Exchange Commission (SEC), the listing standards of the New York Stock Exchange, Inc. (NYSE) and other applicable laws and regulations, as they may be amended from time to time.
Having regard to these criteria, the board has determined that Messrs Paul Varello, Michael Feeney, Gerald Morris, Robert Lewon, Geoffrey Brunsdon and Jim Thompson were independent non-executive directors of the Company during the 2010 financial year. Mr Daniel Dienst, the CEO, is currently an executive director of the Company.
Mr Norman Bobins held the positions of President and Chief Executive Officer of LaSalle Bank Corporation (LaSalle) from 2002 to May 2007 and of Chairman from May 2007 until October 2007, at which time LaSalle was acquired by Bank of America (BoA). The Company has a US$200 million credit facility with BoA that was established by the former Sims Group Limited in September 2006. The Company also has a cash management services agreement in place with BoA, and processes cheque transactions and utilises lockbox services from BoA for certain of its subsidiaries in the United States. Transfer agent services previously utilised at LaSalle by the former Metal Management, Inc. were discontinued in March 2008. The board has determined that Mr Bobins is an independent non-executive director based on the fact that he was appointed a director of the Company in March 2008, well after the former Sims Group Limited had established the credit facility with BoA and that, in any event, he has no relationship with those responsible within BoA for that facility and, further, that the cash management systems relied upon at BoA by certain subsidiaries of the Company are non-material and routine in nature, and are determined by the Company acting at arm’s-length with BoA.
Mr Paul Sukagawa, a non-executive director, is not considered to be an independent director of the Company as a result of his association with Mitsui & Co., Ltd, which, through its affiliates, owns an 18% shareholding in the Company.
Notwithstanding the fact that Mr Christopher Renwick is a nominee of Mitsui & Co., Ltd, the board has determined that he is an independent non-executive director. This view has been reached as Mr Renwick is not, and may not be, in accordance with the constitution of the Company, an Associate of the Mitsui Group (as those terms are defined in the constitution of the Company), and because Mr Renwick regards himself as an independent director.
In accordance with Recommendation 2.1, the board has a majority of directors who are independent.
The independence of the directors is regularly reviewed. In accordance with the board charter, all directors must disclose to the board any actual or perceived conflicts of interest, whether of a direct or indirect nature, of which the director becomes aware and which the director reasonably believes may compromise the reputation or performance of the Company.
2.4 CHAIRPERSON
Mr Paul Varello, an independent non-executive director, has held the position of Chairperson of the board since 1 August 2009. Prior to that, Mr Paul Mazoudier, an independent non-executive director, held that position.
The roles of CEO of the Company and Chairperson of the board are separate, and the Chairperson must not also be the CEO. The Chairperson is responsible for the leadership of the board, establishing the agenda for board meetings, ensuring the board is effective, and chairing board and shareholders’ meetings.
2.5 BOARD PROCESSES
The board holds at least four scheduled meetings a year, and otherwise as it considers necessary. Details of directors’ attendances at board meetings in the 2010 financial year are reported on page 36.
To assist directors in enhancing their understanding of the Company’s business, directors are briefed from time to time by members of the executive team on divisional performance and key operational and strategic issues, financial matters, risk management, compliance and governance. The directors are also provided with an explanation of those proposed activities of the Group which require board approval.
The Group Company Secretary is responsible for ensuring that board procedures and policies are followed, and provides advice to the board on corporate governance and regulatory matters. All directors have unrestricted access to the advice and services of the Group Company Secretary.
2.6 BOARD COMMITTEES
The board has established five board committees to assist in the execution of board functions. Each committee has a written charter which is approved by the board and reviewed periodically. The charters of each of the board committees are available on the Company’s website.
Membership of the board committees is set out in the biographies of directors on pages 34 and 35.
Details of directors’ attendance at each committee meeting in the 2010 financial year are set out on page 36.
To enable each of the committees to discharge its responsibilities adequately and effectively, each committee has the authority to retain advisers and external legal counsel as required.
Each committee reports to the board and, following preparation of the minutes of each committee meeting, provides the board with copies of those minutes at the next occasion the board meets.
2.7 NOMINATION/GOVERNANCE COMMITTEE
The Nomination/Governance (Nom/Gov) Committee is responsible for recommending new nominees for membership of the board in accordance with the

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CORPORATE GOVERNANCE STATEMENT
committee’s Policy and Procedures for the Selection and Appointment of New Directors and the Re-election of Incumbent Directors. The Nom/Gov Committee also assesses necessary and desirable competencies of board members.
The Nom/Gov Committee is also responsible for reviewing the corporate governance procedures of the Company and recommending changes to the board as appropriate; developing a plan for Board succession, including the succession of the Chairperson of the Board and the CEO of the Company, and monitoring succession plans for the Company’s management levels and key resources; and establishing procedures for and overseeing the evaluation of the board.
The Nom/Gov Committee has a formal charter, a copy of which is available from the corporate governance section on the Company’s website, approved by the board.
COMPOSITION
The Nom/Gov Committee shall comprise at least three directors of the Company, with a majority being independent. The current members of the Nom/Gov Committee are Messrs Robert Lewon (Chairperson), Paul Varello, Gerald Morris and Michael Feeney, all independent non-executive directors, and Mr Daniel Dienst. The board may appoint additional directors to the Nom/Gov Committee or remove and replace members of the Nom/Gov Committee by resolution. The Nom/Gov Committee Chairperson shall not be the Chairperson of the board.
MEETINGS OF THE NOMINATION/GOVERNANCE COMMITTEE
The committee charter provides that the Nom/Gov Committee shall meet at least twice each year on a formal basis and additionally as circumstances may require. The Nom/Gov Committee met four times during the 2010 financial year.
2.8 BOARD PERFORMANCE EVALUATION
The Nom/Gov Committee is responsible for establishing procedures and overseeing the evaluation of the board. A formal performance evaluation was conducted involving the directors self-assessing the collective performance of the board. As part of the review process, directors were also asked to assess the board’s composition and structure, and any areas where the board’s effectiveness could be improved. The results of the evaluation, and individual committee assessments, were independently documented and will form the basis for the development of appropriate action plans under the guidance of the Nom/Gov Committee for the 2011 financial year.
2.9 RETIREMENT AND RE-ELECTION OF DIRECTORS
The Nom/Gov Committee considers and nominates to the board candidates for election as directors. The Company’s constitution requires that non-executive directors appointed by the board during the year must offer themselves for election by shareholders at the next Annual General Meeting of the Company. In addition, a non-executive director may not serve without seeking re-election beyond the third Annual General Meeting following the meeting at which the director was last elected or re-elected, or three years, whichever is longer. At least one director, other than the CEO, must retire at each Annual General Meeting. Retiring directors may offer themselves for re-election by the shareholders. The board does not impose a pre-determined restriction on the tenure of directors as it considers that this restriction may result in the loss of vital experience and expertise.
2.10 DIRECTOR EDUCATION
A new board member orientation process has been established to provide new directors with an understanding of, and insight into, the industry, Company, management and control environment of the Group. As part of this process, directors receive a new board member orientation binder, meet with key senior executives and are given the opportunity to conduct site visits at significant operational facilities in various locations.
PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING
3.1 CODE OF CONDUCT
The Company’s Code of Conduct applies to all directors, officers and employees of the Group. It underpins Sims Metal Management Limited’s commitment to integrity, fair dealing and compliance with the law in its business affairs, and sets out expected standards of conduct with respect to all stakeholders, including fellow employees, customers, suppliers, shareholders and the community.
The Code of Conduct is designed to encourage ethical and appropriate behaviour by all Group personnel, and addresses a wide range of responsibilities to stakeholders, including conflicts of interest, security of information, use of Company assets and resources, discrimination and harassment, occupational health and safety, and the prohibition of corrupt conduct and the consequences in the event thereof.
The Code of Conduct encourages employees to raise any matters of concern without fear of retribution. The Company has implemented the Sims Metal Management Limited Ethics & Compliance Hotline to enable employees to report serious misconduct or unethical behaviour within the Group to an external third party. The Company also conducts employee education and compliance programs on a regular basis to help ensure compliance with various laws around the world.
3.2 ANTI-CORRUPTION CODE
In addition to the Code of Conduct, the Company has adopted an Anti-Corruption Code which has been developed to aid Sims Metal Management Limited employees, agents, contractors, consultants and partners in ensuring that they comply at all times with applicable anti-corruption laws and policies. Among other matters, the Code of Conduct sets out the Company’s policy in relation to conflicts of interests, gifts and hospitality, relationships with governments and political contributions.

Copies of the Company’s Code of Conduct and Anti-Corruption Code are available from the corporate governance section on the Company’s website.
3.3 DEALING IN COMPANY SECURITIES
Directors and employees of the Group are bound by the Company’s policy on dealing in the securities of the Company. Under the policy, directors, senior executives and other designated persons may only buy or sell Company securities during the period 24 hours to 28 days after the release of the Company’s yearly, half-yearly or quarterly results announcements or during such period following the conclusion of the Company’s Annual General Meeting, or during the currency of any capital raising prospectus issued by the Company or takeover bid for the Company.
A copy of the Company’s policy titled ‘Dealing in Sims Metal Management Limited Securities’ is available from the corporate governance section on the Company’s website.
PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING
4.1 RISK, AUDIT & COMPLIANCE COMMITTEE
The Risk, Audit & Compliance (RAC) Committee assists the board in fulfilling its responsibility to oversee the quality and integrity of accounting, auditing and reporting practices of the Company. In particular, the primary role of the RAC Committee is to assist the board in fulfilling its corporate governance and oversight responsibilities in relation to the Company’s accounting and financial reporting, internal control structure, risk management systems (including the review of risk mitigation, which includes commercial insurance coverage), internal and external audit functions, and compliance with legal and regulatory requirements.
The RAC Committee has a formal charter approved by the board. The RAC Committee reports to the board on all matters relevant to the RAC Committee’s role and responsibilities. The specific functions of the RAC Committee are set out in its charter and include:
•	reviewing and assessing the internal and external reporting of financial information;

•	assessing management processes supporting the integrity and reliability of the Company’s financial and management reporting systems and its external reporting;

•	overseeing the relationship with and performance of the external auditor and assessing the independence of the external auditor; and

•	overseeing the performance of the internal audit function.
The RAC Committee charter establishes a framework for the RAC Committee’s relationship with the internal and external auditor, and a policy has been adopted for the selection and appointment of the external auditor and for rotation of external audit engagement partners.
A copy of the RAC Committee charter is available from the corporate governance section on the Company’s website.
4.2 COMPOSITION
The RAC Committee charter provides for the RAC Committee to have at least three members, all of whom must be non-executive independent directors. The current members of the RAC Committee are Messrs Gerald Morris (Chairperson), Michael Feeney, Jim Thompson and Geoffrey Brunsdon, all of whom are non-executive independent directors. Further, all members must be financially literate and at least one member must have accounting or related financial management expertise. Messrs Morris, Feeney and Brunsdon satisfy this requirement. Under the RAC Committee charter, a director may not be both the Chairperson of the RAC Committee and the Chairperson of the board.
4.3 MEETINGS OF THE RAC COMMITTEE
In accordance with its charter, the RAC Committee is required to meet at least four times each year on a formal basis, and holds additional meetings as necessary. Meetings are attended by invitation by the other directors, the CEO, the CFO, internal auditors and the external auditor, PricewaterhouseCoopers (PwC).
The RAC Committee met seven times during the 2010 financial year. Details of attendance at meetings of the RAC Committee are set out on page 36.
4.4 EXTERNAL AUDITOR
The external auditor is responsible for planning and carrying out the audit of the Group’s annual financial reports and reviewing the Group’s half-yearly financial reports. The auditor provides a written confirmation to the Company of its independence in connection with the Company’s financial reports for each half-year and financial year.
The external auditor, PwC, was appointed in 1991. The lead external audit engagement partner is next due for rotation after the 2012 financial year.
The RAC Committee may meet with the external auditor without management being present at any time during each financial year. The external auditor is also provided with the opportunity, on request, to meet with the board of directors without management being present.
The Company has adopted a policy titled ‘Procedures for the Selection and Appointment of the External Auditors and for the Rotation of External Audit Engagement Partners’, a copy of which is available from the corporate governance section on the Company’s website.
PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE
5.1 CONTINUOUS DISCLOSURE
The Company is committed to ensuring that the market and its shareholders are provided with complete and timely information. The Company has adopted a Market Disclosure Policy, supplemented by specific procedures, to ensure that it complies with the continuous disclosure obligations imposed by the ASX, and with its disclosure obligations under the rules and regulations of the SEC and the NYSE. A copy of the policy is available from the corporate governance section on the Company’s website.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	27

CORPORATE GOVERNANCE STATEMENT
The Company has formed a Disclosure Committee comprising the CEO (as Chairperson), the CFO and the Group Company Secretary. The committee has a formal charter approved by the board. The primary role of the committee is to manage the Company’s compliance with its continuous disclosure obligations by implementing reporting processes and controls and determining guidelines for the release of disclosable information.
The Group Company Secretary has been appointed as the person responsible for communications with the ASX, SEC and NYSE, which includes overseeing and co-ordinating information disclosure to the ASX, SEC and NYSE.
All announcements provided to the ASX are posted on the Company’s website as soon as practicable after release to the market.
5.2 COMMENTARY ON FINANCIAL RESULTS AND PERIODIC DISCLOSURE
Sims Metal Management Limited strives to provide investors with sufficient information to make an informed assessment of the Company’s activities and results. Results announcements and media/analyst presentations are released to the ASX, SEC and NYSE and made available on the Company’s website. The Annual Report contains an operating and financial review to assist shareholders in understanding the Company’s operating results, business strategies, prospects and financial position.
PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS
6.1 COMMUNICATION WITH SHAREHOLDERS
The Company has adopted a statement on communication with shareholders which is designed to promote effective communication with shareholders and to encourage informed shareholder participation at the Annual General Meeting. A copy of the statement is available from the corporate governance section on the Company’s website.
Where practical, the Company uses technology to facilitate communication with shareholders. The Company’s website includes links to announcements to the ASX and copies of the annual, half-yearly and quarterly reports, notices of meetings, presentations and other information released to the market. By registering with the Company’s registrar, shareholders can receive email notifications when the Company makes an announcement to the ASX, including the release of financial reports. Sims Metal Management Limited’s Annual Report currently remains one of the principal means of communicating with shareholders. The Company also files a report on Form 20-F annually with the SEC.
The Company continues to review and enhance its website and to consider other ways to utilise technology to improve shareholder communication. Webcasts of results briefings allow access by all interested parties.
6.2 SHAREHOLDER MEETINGS
Shareholders have the opportunity to raise matters with the members of the board at the Company’s Annual General Meeting. The external audit firm partner in charge of the Sims Metal Management Limited audit also attends the Annual General Meeting and is available to answer questions from shareholders on audit-related matters.
PRINCIPLE 7: RECOGNISE AND MANAGE RISK
7.1 RISK MANAGEMENT FRAMEWORK
The board recognises that the effective management of risk is essential to achieving the Group’s objectives of maximising Group performance and creating long-term shareholder value while meeting its commitments to other stakeholders, including its employees, customers and the wider community.
The Company has adopted a Risk Management Policy and a statement on internal compliance and control systems.
The board is responsible for ensuring that there are adequate policies in place with respect to risk management. The board and senior management are responsible for determining the level of risks acceptable to Sims Metal Management Limited.
To help ensure all risks relevant to the Company are considered, a systematic approach to risk identification is followed. Identifiable risk areas which are considered include:
•	maintaining a safe work environment for the Company’s employees;

•	the safeguarding and efficient use of assets;

•	management of human resources;

•	ensuring the Company complies with its environmental obligations;

•	achieving established objectives and goals;

•	the reliability and integrity of financial and operational information;

•	compliance with internal policies and procedures;

•	compliance with laws and regulations; and

•	changes in the Company’s internal and external environments.
Measures of consequence and likelihood have been determined and are used on a consistent basis.
The Company’s primary risk assessment process comprises a comprehensive annual risk review.
The board is responsible, on the recommendations of the RAC Committee, for ensuring that there are adequate policies in place in relation to internal control systems over financial reporting. The board places considerable importance on maintaining a strong internal control environment. The internal control system is based upon written procedures, policies, guidelines, job descriptions and organisational structures that provide an appropriate division of responsibility. It also relies upon the careful selection and training of key personnel.

Internal control systems are reviewed on an ongoing basis to ensure that the systems are updated to reflect changes in Sims Metal Management Limited’s operations and the environment in which the Company operates. The Company has detailed written documentation covering critical areas. Internal Audit carries out regular systematic monitoring of control activities and reports to the RAC Committee and senior management. In the 2009 and 2010 financial years, the Company validated its internal controls over financial reporting as required under the Sarbanes-Oxley Act of 2002.
An internal audit plan is prepared, with input from the RAC Committee and senior management, annually by the Global Head of Internal Audit. This annual internal audit plan takes into consideration the findings of an annual risk assessment report prepared by senior management. The RAC Committee approves this annual internal audit plan.
Sustainability reporting is part of, and is integrated into, the Group’s risk management framework. The Group’s sustainability report, which provides stakeholders with an overview of Sims Metal Management Limited’s sustainability performance, is found on pages 8 to 23. The CEO has overall responsibility for Group sustainability matters, and a number of initiatives have been implemented to better enable the Group to measure, monitor and report on its sustainability performance.
SAFETY, HEALTH, ENVIRONMENT & COMMUNITY COMMITTEE
The board has established a Safety, Health, Environment & Community (SHEC) Committee.
The primary role of the SHEC Committee is to provide additional focus and advice to the board on key SHEC issues and to assist the board to fulfil and discharge its SHEC obligations.
The SHEC Committee shall comprise at least three directors of the Company, of whom one at least shall be independent. The SHEC Committee is composed of Messrs Christopher Renwick (Chairperson), Robert Lewon, Jim Thompson, Paul Sukagawa and Daniel Dienst.
FINANCE & INVESTMENT COMMITTEE
The board has established a Finance & Investment (FIC) Committee. The primary role of the FIC Committee is to review, advise and report to the board on the management of the Company’s financial resources and invested assets, shareholder dividend policy and shareholder dividends, the Company’s capital plan and capital position, debt levels, hedging policies and other financial matters. The FIC Committee also reviews broad investment policies and guidelines for the Group and makes recommendations to the board.
The FIC Committee shall comprise at least three directors of the Company, of whom one at least shall be independent. The FIC Committee is composed of Messrs Norman Bobins (Chairperson), Robert Lewon, Paul Sukagawa, Christopher Renwick, Geoffrey Brunsdon and Daniel Dienst.
FINANCIAL REPORTING AND INTERNAL CONTROLS
The board has responsibility for reviewing and ratifying internal compliance and control systems.
The RAC Committee reviews the effectiveness and adequacy of internal control processes relating to financial reporting on a regular basis and reports its findings to the board.
Management assumes the primary responsibility for implementing internal controls and for the internal control environment. In accordance with the Company’s policy, each regional President and regional Chief Financial Officer reports every six months to the CEO and the CFO and, if any exceptions, to the RAC Committee, on the operation and effectiveness of key internal controls. Any identified deficiencies in internal controls are followed up and addressed by division management.
In addition, the Company maintains an internal audit function to conduct internal audits and reviews of the Group’s operations.
The RAC Committee reviews the reports from the internal audit function on a regular basis, monitors its scope and resources, and approves the annual internal audit plan.
The Company monitors its control system on a continual basis and, where appropriate, enhances internal control processes to improve their effectiveness.
7.2 RISK MANAGEMENT ASSURANCE
The CEO and the CFO have stated in writing to the board in respect of the 2010 financial year that the Company’s financial reports present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards.
The board has also received a written statement of assurance from the CEO and the CFO that, in respect of the 2010 financial year, to the best of their knowledge and belief:
1.	the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the board; and

2.	the Group’s risk management and internal compliance and control system for the financial year is operating effectively in all material respects in relation to financial reporting risks.
Due to the geographic spread of the Group’s operations and the extensive delegation of authority and responsibility granted to senior business unit management, the CEO and the CFO, when attesting to the adequacy of the Company’s risk management and internal compliance and control system, rely significantly upon internal audit and the control certification reports received from each regional President and regional Chief Financial Officer regarding compliance with the

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	29

CORPORATE GOVERNANCE STATEMENT
various risk management, compliance and internal control policies and procedures in the region for which each is responsible.
PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY
8.1 REMUNERATION COMMITTEE
The primary role of the Remuneration Committee (Remco) is to support and advise the board on the implementation and maintenance of coherent, fair and responsible remuneration policies at Sims Metal Management Limited which are observed and which enable it to attract and retain executives and directors who will create value for shareholders of the Company.
Remco has responsibility for, among other things, reviewing and making recommendations to the board on the:
•	remuneration and incentive performance packages of the CEO and direct reports to the CEO;

•	Company’s recruitment, retention and termination policies and procedures;

•	introduction and application of equity-based schemes, including allocations; and

•	level of annual fees paid to the non-executive directors.
8.2 COMPOSITION
Remco shall comprise at least three directors of the Company, with a majority being independent. The Remco Chairperson is appointed by the board, and must be independent. Remco is composed of three independent non-executive directors, Messrs Michael Feeney (Chairperson), Paul Varello and Gerald Morris. The board may appoint additional directors to Remco or remove and replace members of Remco by resolution.
8.3 MEETINGS OF THE REMUNERATION COMMITTEE
Remco has a charter, which provides for Remco to meet at least twice each year on a formal basis and additionally as circumstances may require. Details of the number of Remco meetings held, and attendance at those meetings, during the 2010 financial year are set out on page 36.
A copy of the Remco charter is available from the corporate governance section on the Company’s website.
8.4 DIRECTORS’ REMUNERATION
The Remuneration Report sets out the total remuneration of non-executive and executive directors of the Company. Each of the non-executive directors is entitled to a fee for serving as a director of the Company and an additional fee for serving as Chairperson of a board committee. These fees are inclusive of any compulsory superannuation contributions (where applicable) and any retirement benefits. In general, no additional fees are payable to non-executive directors for other services performed outside the scope of their ordinary duties as a director or committee member.
The maximum aggregate remuneration of non-executive directors is determined by a resolution of shareholders and is then divided between the directors as agreed by the board. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned among non-executive directors is reviewed annually by Remco and recommendations are then made to the board. The board considers advice as to the fees paid to non-executive directors of comparable companies when undertaking the annual review process. When considered appropriate to do so, it will also obtain advice from external consultants.
8.5 REMUNERATION REPORT
The Company’s remuneration policy and procedures in respect of senior executives of the Company and Group are discussed in its Remuneration Report for the 2010 Financial year, which is set out on pages 38 to 55.
The Company’s statement prohibiting designated persons from entering into transactions in products associated with Company securities which operate to limit the economic risk of their security holding in the Company over unvested entitlements under any Company equity incentive plans, may be found in the Company’s policy titled ‘Dealing in Sims Metal Management Limited Securities’, available from the corporate governance section on the Company’s website.

ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS

	Reference	Comply
Principle 1: Lay solid foundations for management and oversight
1.1 Establish and disclose the functions reserved to the board and those delegated to senior executives	1.1, 1.2	✓

1.2 Disclose the process for evaluating the performance of senior executives	1.3,
	Remuneration
	Report	✓

1.3 Provide the information indicated in the Guide to reporting on Principle 1	website, 1.1-1.4	✓

Principle 2: Structure the board to add value
2.1 A majority of the board should be independent directors	2.3	✓

2.2 The chair should be an independent director	2.4	✓

2.3 The roles of chair and CEO should not be exercised by the same individual	2.4	✓

2.4 The board should establish a nomination committee	2.6, 2.7, 2.9	✓

2.5 Disclose the process for evaluating the performance of the board, its committees and individual directors	2.8, 2.10	✓

2.6 Provide the information indicated in the Guide to reporting on Principle 2	website,
	Directors’
	Report, 2.1-2.10	✓

Principle 3: Promote ethical and responsible decision-making
3.1 Establish a code of conduct and disclose the code or a summary of the code as to the practices necessary to maintain confidence in the company’s integrity, the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders, and the responsibility and accountability of individuals for reporting and investigating reports of unethical practices
	3.1, 3.2	✓

3.2 Establish and disclose a policy concerning trading in company securities by directors, senior executives and employees	3.3	✓

3.3 Provide the information indicated in the Guide to reporting on Principle 3	website, 3.1-3.3	✓

Principle 4: Safeguard integrity in financial reporting
4.1 The board should establish an audit committee	4.1	✓

4.2 The audit committee should be structured to consist only of non-executive directors, a majority of independent directors and an independent chair (who is not chair of the board), and to have at least three members	4.2	✓

4.3 The audit committee should have a formal charter	4.1	✓

4.4 Provide the information indicated in the Guide to reporting on Principle 4	website, 4.1-4.5	✓

Principle 5: Make timely and balanced disclosure
5.1 Establish and disclose written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance	5.1, 5.2	✓

5.2 Provide the information indicated in the Guide to reporting on Principle 5	website, 5.1, 5.2	✓

Principle 6: Respect the rights of shareholders
6.1 Design and disclose a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings	6.1, 6.2	✓

6.2 Provide the information indicated in the Guide to reporting on Principle 6	website, 6.1, 6.2	✓

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	31

CORPORATE GOVERNANCE STATEMENT

	Reference	Comply
Principle 7: Recognise and manage risk
7.1 Establish policies for the oversight and management of material business risks and disclose a summary of those policies	7.1	✓

7.2 The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively and should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks
	7.1, 7.2	✓

7.3 The board should disclose whether it has received assurance from the CEO and CFO that the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control which is operating effectively in all material respects in relation to financial reporting risks	7.2	✓

7.4 Provide the information indicated in the Guide to reporting on Principle 7	website, 7.1, 7.2	✓

Principle 8: Remunerate fairly and responsibly
8.1 The board should establish a remuneration committee	8.1	✓

8.2 Clearly distinguish the structure of non-executive director remuneration from that of executive directors and senior executives	8.4, Remuneration Report	✓

8.3 Provide the information indicated in the Guide to reporting on Principle 8	website, 8.1-8.5	✓

FINANCIAL REPORT
CONTENTS

Board of Directors		34
Directors’ Report		36
Consolidated Income Statements		56
Consolidated Statements of Comprehensive Income		57
Consolidated Statements of Financial Position		58
Consolidated Statements of Changes in Equity		59
Consolidated Statements of Cash Flows		60
Notes to the Consolidated Financial Statements
1	Summary of significant accounting policies	61
2	Financial risk management	72
3	Critical accounting estimates and judgements	77
4	Segment information	78
5	Revenue	81
6	Other income	81
7	Expenses	82
8	Income tax and deferred tax	83
9	Trade and other receivables	86
10	Inventory	87
11	Other financial assets and liabilities	87
12	Property, plant and equipment	88
13	Goodwill	89
14	Intangible assets	90
15	Trade and other payables	91
16	Borrowings	91
17	Provisions	91
18	Retirement benefit obligations	92
19	Contributed equity	95
20	Reserves and retained earnings	96
21	Dividends	97
22	Contingencies	98
23	Commitments	98
24	Share ownership plans	99
25	Key management personnel disclosures	103
26	Remuneration of auditors	106
27	Business combinations and disposals	106
28	Subsidiaries	108
29	Investments in associates and jointly controlled entities	111
30	Related party transactions	113
31	Parent entity financial information	114
32	Earnings per share	115
33	Cash flow information	115
34	Events occurring after the reporting period	116
Directors’ Declaration		117
Independent Auditor’s Report		118
Auditor’s Independence Declaration		120
Annual Financial Report Extracts presented in US Dollars		121
Shareholder Information		125
Five Year Trend Summary		127

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	33

BOARD OF DIRECTORS

Appointed as a director
	Executive Director and		in November 2009.
	Group Chief Executive		Member of the Risk, Audit
	Officer since March 2008.		& Compliance Committee
	Member of the Safety,		and Finance & Investment
	Health, Environment &		Committee. Until June
	Community Committee,	Appointed as a director in	2009, Mr Brunsdon was
	Nomination/Governance	March 2008. Chairman of	Managing Director and
	Committee and Finance &	the Finance & Investment	Head of Investment
	Investment Committee.	Committee. He was	Banking of Merrill
	Mr Dienst was formerly	formerly a director of	Lynch International
	a director (since June	Metal Management, Inc	(Australia) Limited. He is
	2001), Chairman (since	(since 2006). Mr Bobins is	Chairman of ING Private
	April 2003), Chief	the Chairman of Norman	Equity Access Limited
	Executive Officer	Bobins Consulting LLC	(since 2004), a director of
	(since January 2004)	(since 2008). From May	APN Funds Management
	and President (since	2007 until October	Limited (since November
	September 2004) of	2007, Mr Bobins was	2009), a director of
	Metal Management, Inc	the Chairman of the	Macquarie University
	which entity merged	Board of LaSalle Bank	Hospital and is a member
	with the Company on	Corporation. From 2002	of the Takeovers Panel.
Appointed as a	14 March 2008. From	to 2007, he was President	He was a member of
director in November	January 1999 to January	and Chief Executive	the listing committee
2005, appointed	2004, he served in	Officer of LaSalle Bank	of the Australian Stock
Deputy Chairman in	various capacities	Corporation. From 2006	Exchange between	Appointed as a
November 2008 and	with CIBC World	to 2007, he was President	1993 and 1997 and was	director in September
Chairman in August	Markets Corp., lastly	and Chief Executive	a Director of Sims	1991. Chairman of
2009. Member of the	as Managing Director	Officer of ABN AMRO	Group Limited between	the Remuneration
Remuneration Committee	of the Corporate and	North America. From	1999 and 2007. He is a	Committee and member
and Nomination/	Leveraged Finance Group.	2002 to 2007, he was	Chartered Accountant,	of the Risk, Audit &
Governance Committee.	From 2002 to 2005, he	Senior Executive Vice	a Fellow of the Financial	Compliance Committee
Mr Varello is Chairman	was Chairman of the	President at ABN AMRO	Services Institute of	and Nomination/
of Commonwealth	Board of Metals USA,	Bank N.V., the Dutch	Australia and a Fellow of	Governance Committee.
Engineering and	Inc., a NASDAQ-listed	parent of LaSalle Bank	the Institute of Company	Mr Feeney was formerly
Construction (CEC),	steel service center	Corporation. Mr Bobins	Directors. Mr Brunsdon	an Executive Director
located in Houston, Texas.	company until its sale	is the Non-Executive	is also involved in several	of Collins Partners
Prior to founding CEC in	to a private entity. He	Chairman of The	non-profit organisations,	Corporate Advisory and
2003, he was Chairman	is a director of other	PrivateBank and Trust	including as Chairman	prior to that Finance and
and CEO of American	Sims Metal Management	Company. He is also a	of Redkite (supporting	Strategy Director for
Ref-Fuel Company. He is	Limited subsidiaries and	director of NICOR, Inc.,	families who have	Philip Morris, Executive
a registered professional	associated companies.	Transco, Inc., and AAR	children with cancer),	Director, Strategy &
engineer and a member	He is a graduate of	CORP. He earned his BS	and is a director of the	Corporate Affairs for
of the American Society	Washington University	from the University of	Wentworth Group of	Elders IXL and Executive
of Civil Engineers and the	and received a Juris	Wisconsin and his MBA	Concerned Scientists and	Director, Corporate
American Institute of	Doctorate from The	from the University of	Purves Environmental	Strategy of Elders
Chemical Engineers.	Brooklyn Law School.	Chicago.	Custodians.	Resources NZFP.

PAUL J VARELLO BCE(CIVIL ENGINEERING) CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR (AGE 66)	DANIEL W DIENST JD GROUP CHIEF EXECUTIVE OFFICER (AGE 45)	NORMAN R BOBINS BS, MBA INDEPENDENT NON-EXECUTIVE (AGE 67)	GEOFFREY N BRUNSDON B COM INDEPENDENT NON-EXECUTIVE (AGE 52)	J MICHAEL FEENEY B COM (MARKETING) INDEPENDENT NON-EXECUTIVE (AGE 64)

Appointed as a director
in November 2009.
Member of the Safety,
Health, Environment &
Community Committee
and the Risk, Audit &
Compliance Committee.
Appointed as a director				Mr Thompson was, from
in March 2008. Chairman				2004 until his retirement
of the Nomination/				in 2007, Executive Vice
Governance Committee.				President-Commercial
Member of the Safety,				for The Mosaic Company,
Health, Environment &				one of the world’s largest
Community Committee				fertiliser companies with
and Finance & Investment				sales of US$8 billion and
Committee. He was	Appointed as a			some 7,500 employees,
formerly a director	director in March 2008.			which is publicly traded
(since March 2004) of	Chairman of the Risk,			on the New York Stock
Metal Management, Inc.	Audit & Compliance			Exchange. Prior to that,
Mr Lewon has over 40	Committee and member			he was engaged for
years of experience in	of the Remuneration			30 years in the steel
the scrap metal industry	Committee and			industry from 1974 to
and has served as an	Nomination/Governance			2004 in various roles at
executive of scrap	Committee. He was			Cargill, Inc of Minnesota,
companies, including	formerly a director	Appointed as a		United States leading to
President of Simsmetal	(since January 2004)	director in June 2007.	Appointed as a director	the position of President
USA Corp. He has been	of Metal Management,	Chairman of the Safety,	in November 2009.	of Cargill Steel Group
active in the Institute	Inc. Mr Morris	Health, Environment &	Member of the Finance &	from 1996 to 2004.
of Scrap Recycling	currently serves as	Community Committee	Investment Committee	During that period he
Industries, Inc. and its	President and CEO of	and member of the	and the Safety,	also served for a time
predecessor ISIS, serving	Intalite International	Finance & Investment	Health, Environment &	as Co-Chairman of the
as director and national	N.V., a diversified	Committee. Mr Renwick	Community Committee.	North Star BlueScope
officer, among other	holding company with	was employed with the	Mr Sukagawa joined	Steel joint venture, and
positions. Additionally,	investments primarily in	Rio Tinto Group for over	Mitsui & Co., Ltd in 1973	was a member of various
he has served as a	the metals fabrication	35 years rising, in 1997, to	and has held various	industry boards including
consultant to scrap	industry. He also	Chief Executive, Rio Tinto	positions within that	AISI (American Iron and
metal companies since	serves as Chairman and	Iron Ore, a position he	company, including	Steel Institute), SMA
his retirement from	director of Beacon Trust	held until his retirement	President & Managing	Steel Manufacturers
Simsmetal in 1993, and,	Company. He previously	in 2004. He is Chairman	Director of Mitsui Iron	Institute) and MSCI
prior to his appointment	served as a director of	and director of Coal and	Ore Development 2004	Metals Service Center
as a director of the	Metals USA, Inc., Rexel,	Allied Industries Limited	to 2007), President & CEO	Institute). Mr Thompson
company, he was a	Inc. and Tivoli Industries,	(since 2004), a director of	of PT. Mitsui Indonesia	is currently a director
long-time advisor/	Inc.; and as trustee of	Downer EDI Limited (since	(2007 to 2009) and, most	of Hawkins Chemical,
consultant to TAMCO,	the Blanchard Group of	2004) and Chairman of	recently, since April 2009,	Inc. He has a BS from
the only steel mill in	Funds. He is a Certified	the Rio Tinto Aboriginal	Senior Adviser of Mitsui	the University of
California.	Public Accountant.	Fund (since 2004).	Iron Ore Development.	Wisconsin-Madison.

ROBERT LEWON	GERALD E MORRIS	CHRIS J RENWICK	PAUL SUKAGAWA	JAMES T THOMPSON
BS	BA	AM, FAIM, FAIE, FTSE — BA, LLB	BA	BS
INDEPENDENT	INDEPENDENT	INDEPENDENT	NON-INDEPENDENT	INDEPENDENT
NON-EXECUTIVE	NON-EXECUTIVE	NON-EXECUTIVE	NON-EXECUTIVE	NON-EXECUTIVE
DIRECTOR	DIRECTOR	DIRECTOR	DIRECTOR	DIRECTOR
(AGE 67)	(AGE 78)	(AGE 67)	(AGE 59)	(AGE 60)

The following persons	Masakatsu Iwanaga —	Paul K Mazoudier —	Jeremy L Sutcliffe —`
were directors during	retired	retired	agreement terminated
the 2010 financial year:	20 November 2009	20 November 2009	by way of redundancy
on 26 August 2009

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	35

DIRECTORS’ REPORT
Your directors present their report on the consolidated entity (Group) consisting of Sims Metal Management Limited (Company) and the entities it controlled at the end of, or during, the year ended 30 June 2010.
NAMES AND PARTICULARS OF DIRECTORS
The names of the directors of the Company in office at the date of this report together with their qualifications and experience are set out on pages 34 and 35 of this annual report.
COMPANY SECRETARIES
FRANK MORATTI
B COM, LLB, MBA (EXECUTIVE)
Mr Moratti was appointed to the position of Company Secretary in 1997. Before joining the Company, he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and, prior to that, worked as a solicitor with a major legal practice.
SCOTT MILLER
BS, MS, JD, PE
Mr Miller was appointed to the position of Company Secretary in 2008. Since joining the Company in 1997, Mr Miller has held positions as legal counsel and manager for environmental affairs for North American operations. Before joining the Company, he held positions at an environmental mediation firm, as an attorney with a major legal practice, and as a consulting engineer.
DIRECTORS’ MEETINGS
The following table shows the actual board and committee meetings held during the financial year and the number of meetings attended by each director.

			SAFETY,
			HEALTH,
		RISK, AUDIT &	ENVIRONMENT		FINANCE &	NOMINATION/
	BOARD OF	COMPLIANCE	& COMMUNITY	REMUNERATION	INVESTMENT	GOVERNANCE
	DIRECTORS[2]	COMMITTEE[3]	COMMITTEE	COMMITTEE[4]	COMMITTEE[5]	COMMITTEE[6]

Meetings held	11	7	5	6	6	4

P Varello	11	—	—	2	4	4
D Dienst	10	—	5	—	6	4
N Bobins	10	—	—	—	6	—
G Brunsdon	4	5	—	—	2	—
JM Feeney	11	6	—	6	—	4
M Iwanaga	5	—	—	—	—	—
R Lewon	8	—	5	—	6	3
P Mazoudier	7	2	2	2	—	—
G Morris	10	7	—	6	—	3
C Renwick	9	—	5	—	2	—
M Sukagawa	3	—	2	—	1	—
J Sutcliffe[1]	—	—	—	—	—	—
J Thompson	4	4	2	—	—	—

1	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009.

2	Messrs Iwanaga and Mazoudier retired from, and Messrs Sukagawa, Thompson and Brunsdon were appointed to, the Board of Directors on 20 November 2009.

3	Messrs Thompson and Brunsdon were appointed to the Risk, Audit & Compliance Committee on 20 November 2009.

4	Mr Varello was appointed to the Remuneration Committee on 20 November 2009.

5	Mr Varello resigned from, and Messrs Renwick, Sukagawa and Brunsdon were appointed to, the Finance & Investment Committee on 20 November 2009.

6	Mr Lewon was appointed to the Nomination/Governance Committee on 28 August 2009.

DIRECTORS’ INTERESTS
As at the date of this report, the interests of the directors in the shares, options, or performance rights of the Company are set forth below. Shares owned by each director are either in the form of ordinary shares or American Depositary Shares (ADS).

	SHARES	OPTIONS OVER SHARES	PERFORMANCE RIGHTS

P Varello (ADS)	52,125	—	—
D Dienst (ADS)	601,293	769,691	258,098
N Bobins (ADS)	54,600	—	—
G Brunsdon	3,870	—	—
JM Feeney	27,789	—	—
R Lewon (ADS)	—	91,000	—
G Morris (ADS)	25,000	205,000	—
C Renwick	3,144	—	—
M Sukagawa	—	—	—
J Thompson	—	—	—
PRINCIPAL ACTIVITIES
The Group operates predominantly in the secondary metal recycling industry. Its core businesses include:
•	Ferrous secondary recycling, which comprises the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling, which comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, copper and nickel bearing materials.

•	Recycling solutions, which comprises the provision of environmentally responsible solutions for the disposal of post-consumer electronic products.

•	Secondary processing, which comprises a value-added process involving the melting, refining and ingoting of certain non-ferrous metals; the reclamation and reprocessing of plastics; and landfill gas renewable energy.
REVIEW OF OPERATIONS
A review of the operations of the Company during the financial year and the results of those operations are set out in the Chairman’s and Group Chief Executive Officer’s Review on pages 2 to 7 of this annual report .
DIVIDENDS
The board determined a 74% franked final dividend of 23 cents per share for the financial year to be paid on 22 October 2010. The interim dividend for the financial year was 10 cents per share fully franked and was paid on 9 April 2010.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
There were no significant changes in the state of affairs of the Group during the financial year not otherwise disclosed elsewhere in this annual report.
SUBSEQUENT EVENTS AFTER THE BALANCE SHEET DATE
The directors are not aware of any other matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.
LIKELY DEVELOPMENTS
Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman’s and Group Chief Executive Officer’s Review on pages 2 to 7 of this annual report.
ENVIRONMENTAL REGULATION AND GREENHOUSE GAS AND ENERGY DATA REPORTING REQUIREMENTS
The Group has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity’s performance in relation to environmental regulation is set out on pages 8 to 23 of this annual report.
The Group’s Australian operations are subject to the reporting requirements of both the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007 of Australia.
The Energy Efficiency Opportunities Act 2006 requires the Company to assess the energy usage of its Australian operations, including the identification, investigation and evaluation of energy saving opportunities, and to report publicly on the assessments undertaken, including what action the Company intends to take as a result. As required under this Act, the Company has registered with the Department of Resources, Energy and Tourism as a participant entity and submitted its assessment plan and reporting schedule prior to 31 December 2009. The assessment is available for review on the Company’s website at www.simsmm.com.
The National Greenhouse and Energy Reporting Act 2007 requires the Company to report its annual greenhouse gas emissions and energy use of its Australian operations. The Company has implemented systems and processes for the collection and calculation of the data required to enable it to prepare and submit its report to the Greenhouse and Energy Data Officer by 31 October 2010.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	37

DIRECTORS’ REPORT
INSURANCE AND INDEMNIFICATION OF OFFICERS
During the financial year, the Company had contracts in place insuring all directors and executives of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid as such disclosure is prohibited under the terms of the contracts.
SHARE OPTIONS AND RIGHTS
UNISSUED SHARES
As of the date of this report, there are 3,275,367 share options outstanding and 1,395,186 rights outstanding in relation to the Company’s ordinary shares. Refer to Note 24 of the consolidated financial statements for further details of the options and rights outstanding as at 30 June 2010. Option and right holders do not have any right, by virtue of the option or right, to participate in any share issue of the Company.
SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS AND VESTING OF RIGHTS
During the financial year, there were 32,000 ordinary shares issued upon the exercise of share options and 192,361 ordinary shares issued in connection with the vesting of rights. Refer to Note 24 of the consolidated financial statements for further details of shares issued pursuant to share-based awards. Subsequent to the financial year, 10,021 ordinary shares were issued in connection with vesting of rights.
NON-AUDIT SERVICES
The Company may decide to employ its external auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.
Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the financial year are set out in Note 26 of the consolidated financial statements.
The board has considered the position and, in accordance with advice received from the Risk, Audit & Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set forth in Note 26 of the consolidated financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:
•	All non-audit services have been reviewed by the Risk, Audit & Compliance Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 120 of this annual report.
ROUNDING OF AMOUNTS
The amounts in this report, where appropriate and unless otherwise stated, have been rounded off to the nearest hundred thousand dollars in accordance with ASIC Class Order 98/100.
REMUNERATION REPORT
REMARKS BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE
Dear Shareholder,
We are pleased to present your Company’s 2010 Remuneration Report and hope that you will find it to be clear, informative and easy to comprehend.
During the past year, we engaged in conversations with key shareholders and shareholder advisory groups to solicit feedback on last year’s remuneration report. We have taken this feedback into consideration in the development of this year’s report and executive remuneration framework and will continue to liaise with shareholders and their advisors in the future.
In light of the above, and as part of our objective to provide simple transparent information, we have made the following enhancements to the remuneration report for the 2010 financial year:
•	A table of contents has been added to page 40.

•	The new “Target Remuneration Components” chart on page 42 provides a summary of fixed, Short Term Incentive (STI) and Long Term Incentive (LTI) remuneration as a percentage of total target remuneration.

•	We have moved to a tabular formatting of the STI and LTI Plan information on pages 43 to 46 and added expanded commentary on the STI “Financial measures and Targets”.

•	Two new charts on page 48 provide more transparency around the STI plan performance and reward for the 2010 financial year.

•	The presentation of executive contract information on pages 50 and 51 has been simplified.

•	A new table on page 52 provides full transparency on current year Option activity.

•	The Rights activity table (also found in the financial section) on page 53 provides a more complete picture of equity activity within the remuneration report.

In the 2010 financial year, the Company completed the successful integration of executive remuneration practices and adopted a formal remuneration philosophy. This philosophy is designed to provide a remuneration program that:
•	attracts, motivates and retains the best and brightest in its senior executive, leadership and staff positions;

•	drives the Company’s business strategy of continued growth and success as a major global corporation; and

•	aligns reward opportunities with shareholder interests.
The Company continues to use demanding financial and non-financial performance criteria focused on delivering short-term and long-term value to shareholders.
The Company endeavours to achieve simplicity and transparency in remuneration design while balancing the complexities of Australian and US based incentive practices.
The following provides a summary of remuneration activity in the 2010 financial year:
•	Fixed remuneration merit increases were suspended in the 2010 financial year due to poor market conditions. The only exceptions to this suspension were increases in fixed remuneration based on promotions, significant market benchmark deficiencies or increased scope of responsibility.

•	A new global STI Plan, approved by the Remuneration Committee, was introduced for the 2010 financial year. The Financial goals for this plan were determined using the Company’s strategic plan and were in alignment with the Company’s cost of capital. Overall, the STI plan performance against such goals came in below target, although, as shown on page 48, some regions did out-perform their targets.

•	The Company made LTI Plan awards, to selected Company executives, in the form of Total Shareholder Return (TSR) based Performance Rights (Rights) and Share Options (Options), consistent with the awards made to the executive director as approved by shareholders in November 2009. These awards provide meaningful remuneration opportunities aligned with the Company’s performance, and reflect the importance of retaining the Company’s world class management team. We note that one of the specific areas of feedback from key shareholders and shareholder advisory groups was with regard to the use of re-testing in the LTI Plan. The Company and the Remuneration Committee maintain a firm belief that re-testing motivates executives to exert an extra level of effort in the years subsequent to the failed performance period to bring performance above the median (or higher) of the comparator group. This extra effort translates to enhanced shareholder value in those subsequent years.

•	The Committee retained the services of Mercer, an outside consultant, to perform an external benchmarking review of senior executives’ remuneration. The analysis revealed Messrs Davy’s and McGree’s total remuneration to be below regional market data. This was addressed by increasing their LTI targets from 75% to 100% of fixed remuneration. In addition, to align with benchmark data and in recognition of an expansion of his role to include the Australian Manufacturing business, Mr McGree’s Fixed remuneration was increased by approximately 7.5%.

•	A special bonus was paid to Mr Larry to recognise his extraordinary efforts in the successful and timely implementation of Sarbanes-Oxley requirements (SOX 404) and his integral role in managing the Company’s capital structure during a tumultuous period in financial markets.

•	There was no increase in the fees paid to non-executive directors (NEDs) in the 2010 financial year.
We will keep our remuneration policy and practices under constant review as we continue to strive to achieve “best practice” in the alignment of remuneration with corporate strategy and shareholder wealth.
We welcome and value your feedback as we continue to find ways to improve communications with our shareholders.
Yours sincerely,
Michael Feeney
Remuneration Committee Chair

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	39

DIRECTORS’ REPORT
CONTENTS AND SCOPE OF THIS REMUNERATION REPORT (AUDITED)
The directors of Sims Metal Management Limited present the Remuneration Report for the Company and the Group for the 2010 financial year. The information provided in this Remuneration Report has been audited.
The Remuneration Report forms part of the Directors’ Report and is set out as follows:

PAGE #	SECTION	DESCRIPTION
41	A	The Role of the Remuneration Committee
41	B	Executive Remuneration Policy
42	C	Executive Remuneration Framework
47	D	Remuneration outcomes for executives during the 2010 financial year, including discussion of remuneration and Company performance linkages
50	E	Executive contracts
51	F	Additional executive disclosures
54	G	Non-executive director remuneration
As required, the scope of this Remuneration Report is limited to Key Management Personnel (KMP) as defined by Australian Accounting Standard (AASB) 124 (Related Party Disclosures), and the five most highly remunerated executives of the Group and Company as defined in the Corporations Act 2001. KMP consist of the executive and non-executive directors (NEDs) and other key management personnel who are referred to as ‘senior executives’ in this report, as outlined below:
The following persons were directors of the Company during the financial year:

NAME	POSITION
Paul Varello	Independent Non-Executive Director, and Chairman (since 1 August 2009)
Paul Mazoudier	Independent Non-Executive Director (Chairman up to 1 August 2009 retired 20 November 2009)
Daniel W Dienst	Executive Director and Group Chief Executive Officer
Jeremy Sutcliffe	Executive Director (terminated by way of redundancy on 26 August 2009)
Norman Bobins	Independent Non-Executive Director
Geoff Brunsdon	Independent Non-Executive Director (since 20 November 2009)
Michael Feeney	Independent Non-Executive Director
Mike Iwanaga	Non-Independent Non-Executive Director (retired 20 November 2009)
Robert Lewon	Independent Non-Executive Director
Gerald Morris	Independent Non-Executive Director
Chris Renwick	Independent Non-Executive Director
Paul Sukagawa[1]	Non-Independent Non-Executive Director (since 20 November 2009)
Jim Thompson	Independent Non-Executive Director (since 20 November 2009)

[1]	Mr Sukagawa was appointed to the board as Mitsui’s nomination to replace Mr Iwanaga upon his retirement on 20 November 2009.
The following persons were senior executives of the Company during all or part of the financial year:

NAME	POSITION
Thomas Bird	Managing Director — United Kingdom Metals (resigned 17 August 2009)
Graham Davy	Chief Executive Officer — European Metals and Sims Recycling Solutions, Global Operations
Robert Kelman	President — Commercial North America
Robert Larry	Group Chief Financial Officer
Darron McGree	Managing Director Australia and New Zealand
Alan Ratner	President — Operations North America

A. THE ROLE OF THE REMUNERATION COMMITTEE
The primary role of the Remuneration Committee (Committee) is to support and advise the board on the implementation and maintenance of coherent, fair and responsible remuneration policies and practices which are observed by the Company and which enable the Company to attract and retain executives and directors who will create value for shareholders of the Company. The Committee reviews and makes recommendations to the board on:
•	executive remuneration philosophy;

•	executive remuneration policies;

•	executive remuneration and incentive performance packages;

•	introduction and application of equity-based schemes;

•	the establishment and review of performance goals for the Group Chief Executive Officer;

•	executive recruitment, retention and termination policies; and

•	the non-executive directors’ remuneration framework.
In fulfilling these responsibilities, the Committee engages external advisers from time to time. The relevant advisers report directly to the Committee in completing this work.
Members of the Committee during the financial year were:
•	Michael Feeney — Chairman;

•	Gerald Morris — Member;

•	Paul Varello — Member (since 20 November 2009); and

•	Paul Mazoudier — Member (from 1 July 2009 to 20 November 2009).
The Committee’s charter, which is available on the Company’s website at www.simsmm.com, provides further information on the role of the Committee.
B: EXECUTIVE REMUNERATION POLICY
Approach to determining executive remuneration policy and framework
The Committee recognises that the Company operates in a global environment and that the Company’s performance depends on the quality of its people. The Committee considers recommendations presented by management in developing an executive remuneration philosophy, policy and framework aligned to the Company’s overall strategic direction. The Committee seeks input directly from external advisors, as appropriate, to assist in its reviews. Final recommendations are approved by the board.
The policy and framework are continually reviewed by the Committee to ensure alignment to the Company’s remuneration philosophy, business strategy and the needs of its shareholders. The Company also undertakes an annual remuneration review to determine the total remuneration positioning of its executives against the market.
Aims of the executive remuneration policy and framework
The overall aim of the Company’s remuneration policy and framework is to attract, motivate and retain high calibre executives. To do so, the Company provides executive remuneration packages that are competitive, referencing market data, and commensurate with employee duties, responsibilities and accountabilities. The Committee also recognises that remuneration for the executive director and senior executives should:
•	reward capability, experience and performance against business strategy;

•	provide a competitive reward for contribution to growth in shareholder wealth;

•	provide a clear structure for earning rewards;

•	provide recognition for non-financial contributions in areas key to best business practice, such as safety, talent management, corporate social responsibility and sustainability; and

•	support the Company’s core values of safety, teamwork, respect, integrity, financial discipline and entrepreneurialism.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	41

DIRECTORS’ REPORT
The executive remuneration framework has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

COMPONENT	PROVIDED AS	VARIABLES DETERMINING REWARD		PURPOSE
Fixed Remuneration	Annual salary and benefits	Set with reference to market data for role, experience and performance		Reward based on capability, experience, responsibilities and accountability commensurate with role.

Short-term incentives	Cash	Financial performance targets measured by Return on Controlled Capital Employed (ROCCE)	Personal performance goals; e.g. safety, operational efficiencies, talent management, corporate social responsibility	To reward for business performance and individual contribution to annual financial performance. To drive alignment with Company values through achievement of non-financial goals.

Long-term incentives	Equity	Relative TSR targets and continued service		Retain executives and ensure they focus on delivering long-term value to shareholders through sustained growth in shareholder wealth, consisting of dividends and growth in share price and superior market performance relative to a relevant peer group.
Fixed and variable (“at risk”) remuneration mix
In line with the Company’s intent to ensure the executive remuneration framework is aligned to the Company’s performance, a significant portion of an individual’s remuneration is “at risk”. The following chart sets out the target remuneration mix; that is, fixed remuneration (salary/package), target short-term incentive and long-term incentive for the Group Chief Executive Officer, Group Chief Financial Officer and other senior executives.
TARGET REMUNERATION COMPONENTS
AT RISK

	FIXED	STI	LTI
Group CEO	19%	25%	56%
Group CFO	31%	31%	38%
Other Senior Executives	34%	33%	33%
Securities Trading Policy
The trading by the non-executive directors, executive director and senior executives of securities issued pursuant to the Company’s LTI Plan is subject to, and conditional upon, compliance with the terms of the Company’s policy titled ‘Dealings in Sims Metal Management Limited Securities’ (a copy of which is available on the Company’s website at www.simsmm. com). Executives are prohibited from entering into any hedging arrangements over unvested awards under the Company’s LTI Plan.
C: EXECUTIVE REMUNERATION FRAMEWORK
(a) Fixed remuneration policy
Fixed remuneration comprises base salary and benefits. Base salary is determined on an individual basis, taking into consideration the individual’s capability, experience, responsibilities and accountability, as well as external market factors.
Benefits programs may include health insurance, life and disability insurance, retirement programs (depending on national government and tax regulations) and car allowances.
Fixed remuneration generally does not vary over the course of a year based on an individual’s performance. However, remuneration packages (including fixed components of base salaries and benefits) are reviewed annually. The Committee references market-based comparable positions in public surveys and obtains advice from external remuneration consultants where necessary, in reviewing any changes to executive remuneration. There are no guaranteed increases to any components of fixed remuneration for senior executives.
(b) At-risk remuneration policy
At-risk remuneration comprises both short-term (annual) and long-term incentives. “At-risk” means an absence of certainty regarding the payment of a particular component of remuneration in the event agreed-upon performance hurdles or employment conditions are not met during the performance period. The remuneration of the executive director and senior executives is linked to performance through short- and long-term incentives as follows:

(b)(1)(i) Short Term Incentive Plan (STI Plan)
The Company’s executives are eligible to participate in the Company’s STI Plan.
The table below summarises the key aspects of the STI Plan.

Frequency, timing and form of award	•	Executives have an opportunity to receive an annual cash-based incentive based on the achievement of targets over the financial year.
	•	Individual targets are set on an annual basis.
	•	Payment is made in September following the finalization of the audited financial results.

Financial measures and targets	•	Group or business unit performance is based on achievement of ROCCE targets.
	•	ROCCE is computed as Profit Before Interest and Taxes (PBIT) divided by Average Controlled Capital Employed (CCE).
•	ROCCE has been approved by the Committee as the appropriate measure for the STI as the Committee believes that ROCCE is a key performance driver of the Group. ROCCE focuses on the effective management of invested capital while encouraging maximisation of operating profits.

•	The Company understands the desire for greater transparency of specific targets. However, given the Company’s size and position in the industry, we believe disclosing precise financial targets would put us at a competitive disadvantage due to commercial sensitivity. The Company’s practice is to take into account Group or business unit cost of capital when setting payout targets.

	•	In the 2010 financial year the Company’s overall financial performance, along with the performance of its business units, significantly improved versus the 2009 financial year.
	•	The financial component of the STI payments and business unit performance compared to target are discussed in section D.
	•	Financial targets are determined by taking into consideration stretch performance targets in the context of the economic cycle.
•	The financial targets for senior executives are recommended each year by the Group Chief Executive Officer and reviewed by the Committee for recommendation to the board for approval. The financial targets for the Group Chief Executive Officer are recommended by the Committee and approved by the board.

Individual measures and targets	•	Individual goals are set in several key performance areas, which focus on individual initiatives which are critical to the overall success of the Company. Individual targets may include safety, succession planning, management development, as well as shareholder and community relations.

•	Individual measures and targets are recommended on an annual basis by the Group Chief Executive Officer, and approved by the Committee, taking into consideration the Company’s stretch performance targets. The targets for the Group Chief Executive Officer are recommended by the Committee for approval by the board.

Weighting of performance measures	•	Payments from the STI Plan are determined based on the Financial performance of the Group or business unit, and individual performance. Approximately 80% of the STI payment is determined by Group or business unit financial performance and approximately 20% of the STI payment is determined by individual performance. The financial component for Group executives is based wholly on overall Group performance. The financial component for the Regional Executives is based wholly on the results of their own business units.

	•	Executives may receive a payment of up to 20% of their target STI for achievement of individual performance goals regardless of ROCCE achievement, as the Company seeks to drive and reinforce the desired individual behaviors and outcomes even in difficult economic and Financial times.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	43

DIRECTORS’ REPORT
Key aspects of the STI Plan (continued)

Assessment of performance against measures	•	Threshold, target and maximum individual award opportunities have been established and vary by position.
•	A minimum ROCCE target and individual level of performance must be met for individuals to be eligible for payment. Payment between threshold and maximum is then determined by reference to ROCCE and individual performance outcomes against pre-defined targets.

•	At the end of the financial year, each executive’s individual performance is assessed based on appropriate ROCCE performance (e.g., overall Company performance or the relevant business unit) and a review of individual performance achievement against defined key performance areas. The individual’s performance is rated on a scale of 0 to 4.0. Participants must receive a rating of at least 2.0 (meets expectations) to receive a payment based on the individual performance component. Senior executive performance is assessed by the Group Chief Executive Officer, and recommended payments are considered and, if appropriate, approved by the Committee. For the Group Chief Executive Officer, performance is assessed by the Committee and a recommended payment is approved by the board.

	•	The STI target is expressed as a percentage of fixed remuneration. The payout for performance ranges from 0% to 200% of target.

Service condition	•	A voluntary termination or termination for cause prior to the annual assessment date will result in no STI being paid for the year unless the Committee determines otherwise. Upon termination due to death, disability or redundancy, STI performance for the relevant period will be assessed and paid.
(b)(1)(ii) Other bonuses
From time to time, the board, following recommendations from the Committee, chooses to pay bonuses outside the scope of the annual STI Plan to recognise significant performance of individual executives which the STI structure does not adequately address.
In February 2010, a special bonus in the amount of US$800,000, consisting of US$500,000 in a cash award and a share award equivalent to US$300,000, was awarded to Mr Larry in recognition of his extraordinary efforts in the successful implementation of Sarbanes-Oxley requirements (SOX 404) as well as his integral role in managing the Company’s capital structure during an extremely tumultuous period in the global financial markets. The share award vests annually in three equal installments, provided that Mr Larry remains an employee of the Company, subject to a qualifying cessation, at the date of vesting. A qualifying cessation is ceasing to be an employee by reason of death, permanent disability, termination without cause, or other circumstances determined at the discretion of the board.
(b)(2) Long-term incentives
The Committee believes that executive participation in equity-based incentive plans is a key element which aligns executive and shareholder objectives. The Company’s Long-Term Incentive (LTI) Plan is the principal means of allowing the Group Chief Executive Officer and senior executives the opportunity to be rewarded for the Company’s growth in share price and total shareholder return.
The LTI Plan creates a direct link between the value created for shareholders, and the reward earned by the Group Chief Executive Officer and senior executives. In addition, the LTI Plan assists in retention of the Group Chief Executive Officer and senior executives.
The LTI Plan allows for grants of Rights and Options. The LTI Plan structure is designed to focus on two key aspects of future performance. First, Rights recognise shareholder value creation relative to companies within the Company’s industry, as measured by TSR. Second, Options reflect creation of absolute shareholder value, as recognized by growth in the Company’s share price.
Due to the strong correlation with the peer group used in the Company’s relative TSR measure, the Company must outperform its peers regardless of how the broader stock market is performing. The second part of the award consists of Options, which require continuous service in order to vest, and require a higher share price than the exercise price in order to generate value.
It is common practice in Australia for Rights to be issued subject to a relative TSR hurdle. However, in the US, where the Company competes for much of its talent and business, Options are more commonly utilised and based only on a continuous service vesting condition. The board believes that the combined Rights/Options structure provides an appropriate balance in terms of ensuring that rewards for the Group Chief Executive Officer and senior executives are competitive, aligned to the business and shareholders, and reflect market practice in both Australia and the US.

In the 2010 financial year the following changes were made to the LTI Plan:
•	All awards were granted after the Annual General Meeting in November 2009 to enable the grant date of all awards to be aligned with that of the Group Chief Executive Officer’s grant.

•	The award structure was standardised so that all LTI Plan participants received a mix of TSR hurdled Rights and service-based Options. Previously, some executives below senior executive level had received only Option awards.
The following table summarises the details of the LTI Plan as they relate to grants made in the 2010 Financial year.

		OPTIONS	RIGHTS

Form of award
•   An Option is a contract that gives the holder the right, but not the obligation, to acquire an ordinary share at a fixed price over a specified period of time. US participants may have their Options settled in American Depositary Shares.
• A Right is a contractual right to acquire an ordinary share for nil consideration. US participants may have their Rights settled in American Depositary Shares.

Frequency and timing of awards
•   The Company’s shareholders approved an LTI award for the Group Chief Executive Officer at the Company’s 2009 Annual General Meeting. In conjunction with that meeting, the Committee approved and granted LTI awards for other senior executives.

• Awards are typically made on an annual basis.

Valuation of grants
•   The fair value of Options and Rights are calculated by Mercer, the Company’s external valuation consultant, at their grant date using a Black-Scholes, Binomial or Monte Carlo simulation option pricing model as appropriate. See Note 24 of the financial report for assumptions used in determining the fair value.

Treatment of dividends		• Holders of Rights or Options are not entitled to dividends over the term of the relevant vesting period (and in the case of Options, until exercised).

Performance conditions	Performance measure and rationale
•   In order for Options to deliver value to participants, the Company’s share price must increase above the exercise price. This aligns the award’s value to absolute growth in shareholder wealth, as measured by share price.

•   In order for Rights to vest, the Company’s TSR must be at the 51st percentile or higher against a comparator group of companies. Above 51% vesting is prorated. TSR aligns the vesting of executive awards to relative shareholder wealth creation.

Performance period
•   All Options granted in the 2010 financial year vest in three equal instalments over a three year period. This vesting schedule reflects common US practice. Each instalment vests following the date the Company announces its annual financial results to the Australian Securities Exchange (ASX) for its 2010, 2011 and 2012 financial years. Options expire seven years after the date of grant.

•   Performance is measured during a three-year period, starting at the beginning of the financial year of the award. The initial performance period is the three-year period from 1 July 2009 through 30 June 2012.

•   If any Rights remain unvested at the end of year three, they will be re-tested at the end of year four using the four-year performance period.

•   If any Rights remain unvested at the end of year four, they will be re-tested at the end of year five using the Five-year performance period.

• Any unvested Rights outstanding after the final re-test will immediately lapse.

• Re-testing is limited to two re-tests, each over the extended performance period.

• Re-testing may require the executive to exert considerable effort to bring performance above the median of the comparator group and higher.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	45

DIRECTORS’ REPORT
Details of the LTI Plan as they relate to grants made in the 2010 Financial year (continued)

		OPTIONS	RIGHTS

Performance conditions (continued)	Exercise price
•   The exercise price of Options is set at grant, and is equal to the volume weighted average price for the five days preceding the grant date. For US executives, Option awards are not Incentive Stock Options for the purposes of section 422 of the United States Internal Revenue Code.
• Nil

	Comparator group	• N/A	• The following companies comprise the current comparator group, chosen from comparable industry sectors:

			AK Steel	Posco
			Allegheny Technologies	Reliance Steel
			ArcelorMittal	Schnitzer Steel
			BlueScope Steel	Steel Dynamics
			Commercial Metals	The Timken Company
			Gerdau Ameristeel	Tokyo Steel
			Mueller Industries	U.S. Steel
			Nucor	Worthington
Industries
OneSteel

	Vesting schedule	• N/A	• The vesting schedule for those Rights measured against relative TSR is set out below:

			TSR GROWTH RELATIVE TO	PROPORTION OF TSR
			THE COMPARATOR GROUP	GRANT VESTING

			Less than	0%
51st percentile
			51st percentile	50%
			51st percentile to	Pro-rata
			75th percentile	straight line
75th percentile or
			higher	100%

Sales restrictions post vesting
•  Australian residents are restricted from selling or disposing of any shares issued on exercise of Rights and Options until the board approves the release of shares, the executive ceases to be an employee, or seven years from the grant date.

Treatment of awards on		• Where participants resign, or are terminated for cause, awards are forfeited.
cessation of employment

•  Where cessation of employment is as the result of death, total or permanent disablement, or other circumstances at the discretion of the board, participants will be entitled to unvested awards in accordance with the original vesting schedule.

•  Unvested awards will continue to be held by participants and tested at the end of the performance period. However, no additional re-testing will be permitted. Any unvested awards lapse at the end of the initial performance period, subject to the board’s discretion.

Treatment of awards on change of control		• Typically a change in control of the Company may trigger full vesting of awards, subject to board discretion.

D: REMUNERATION OUTCOMES FOR EXECUTIVES DURING THE 2010 FINANCIAL YEAR, INCLUDING DISCUSSION OF REMUNERATION AND COMPANY PERFORMANCE LINKAGES
Overview of the link between remuneration and performance
The board believes that, notwithstanding the impact of the more difficult external environment in the 2009 and 2010 financial years, the operational and financial performance of the Company over the last five years has been strong relative to industry benchmarks. The board is of the view that the financial rewards provided to executives are consistent with the Company’s performance. The Company’s performance over the last five years is summarised in the table below:

	2010	2009[1]	2008	2007	2006
Total revenue (A$m)	7,458.5	8,641.0	7,670.5	5,550.9	3,754.5
Profit/(Loss) after tax (A$m)	126.7	(150.3)	440.1	239.9	184.9
Diluted EPS (cents)[2]	64.5	(82.5)	306.3	191.0	163.4
Total dividends (cents)	33.0	38.0	130.0	120.0	105.0
Share price at 30 June A$	17.11	26.51	41.69	26.50	20.00

1	A $191 million non-cash goodwill impairment charge was made in the 2009 financial year.

2	Diluted EPS for the prior periods have been adjusted to reflect the shares issued in connection with the institutional placement and share purchase program in November and December 2009. See Note 32 of the financial report.
The TSR graph below compares the Company’s TSR against the comparator group (as referenced above) for the five year period ending 30 June 2010. TSR is the return to shareholders provided by share price appreciation plus dividends (which are assumed to be reinvested in the Company’s shares) expressed as a percentage of the share price at the beginning of the measurement period, adjusted where appropriate for bonus issues, capital consolidation or equivalents. Relative TSR is the Company’s TSR divided by the mean of the comparator group expressed as a percentage.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	47

DIRECTORS’ REPORT
Short-term incentives
As noted previously in this report, STI measures are based on financial ROCCE and individual targets. The table below outlines business unit performance against STI ROCCE targets.

AREA	ROCCE PERFORMANCE AGAINST TARGET
Group	Under target
North America Metals	Under target
Australia/New Zealand Metals	Above target
United Kingdom Metals and Global SRS	Above target
The following table outlines the proportion of the target STI that was paid and forfeited in relation to the 2010 financial year. Both ROCCE and individual performance influences individual STI payments.

	PROPORTION OF TARGET STI PAID DURING	PROPORTION OF TARGET STI FORFEITED DURING
NAME	THE 2010 FINANCIAL YEAR	THE 2010 FINANCIAL YEAR
D Dienst	20%	80%
G Davy	168%	0%
R Kelman	20%	80%
R Larry	20%	80%
D McGree	148%	0%
A Ratner	20%	80%
Long-term incentives
Performance Rights awards vesting in the 2010 financial year had up to three performance metrics: TSR, Earnings Per Share (EPS) and Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA). Rights based on a TSR performance of 55.6% vested at 59.6% and Rights based on EBITDA performance vested at 56.2%. No Rights vested based on EPS performance. All the Performance Rights contain re-testing provisions for two years subsequent to the initial performance period.

Remuneration disclosure for the 2010 financial year (and comparatives)
Certain executive directors and senior executives (as disclosed below) are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. Both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

						POST-
						EMPLOYMENT
						BENEFITS
			SHORT-TERM BENEFITS			PENSION &	OTHER	TERMIN-	SHARE-
			CASH	CASH	OTHER	SUPER-	LONG-TERM	ATION	BASED
(A$)	LOCATION	YEAR	SALARY[1]	BONUS[2]	BENEFITS[3]	ANNUATION	BENEFITS[4]	BENEFITS	PAYMENTS[6]	TOTAL
Executive Directors:
D Dienst[6]	USA	2010	1,417,073	368,439	394,689	7,507	13,657	—	2,574,459	4,775,824
		2009	1,328,038	2,665,438	195,796	—	15,915	—	1,357,334	5,562,521
J Sutcliffe[7]	Australia	2010	449,095	387,000	35,209	484,290	1,981,054	1,551,200	1,328,297	6,216,145
		2009	1,347,284	2,630,160	144,071	219,798	43,554	—	(613,272)	3,771,595
R Cunningham[10]	Australia	2010	—	—	—	—	—	—	—	—
		2009	255,915	192,545	2,809	51,550	26,437	3,130,316	364,243	4,023,815

Senior Executives:
T Bird[6,9]	UK	2010	56,192	—	5,714	5,878	—	—	(664,803)	(597,019))
		2009	451,112	272,664	41,441	42,631	28,229	—	476,240	1,312,317
G Davy[6]	UK	2010	483,361	943,588	34,288	35,273	—	—	899,728	2,396,238
		2009	584,198	440,969	41,441	42,631	—	—	765,199	1,874,438
R Kelman[6,8]	USA	2010	708,536	141,707	204,684	22,257	—	—	724,993	1,802,177
		2009	835,875	1,221,782	43,031	15,373	—	—	682,840	2,798,901
R Larry[6]	USA	2010	708,536	708,536	113,461	20,006	14,001	—	867,373	2,431,913
		2009	835,875	417,938	50,068	—	15,915	—	398,833	1,718,629
D McGree	Australia	2010	573,743	1,029,977	21,449	100,580	27,328	—	712,110	2,465,187
		2009	536,651	315,870	17,513	105,772	20,379	—	578,093	1,574,278
A Ratner[6,8]	USA	2010	708,536	141,707	34,091	7,507	14,001	—	807,306	1,713,148
		2009	835,875	1,434,696	36,683	—	15,915	—	1,098,471	3,421,640
Total		2010	5,105,072	3,720,954	843,585	683,298	2,050,041	1,551,200	7,249,463	21,203,613
		2009	7,010,823	9,592,062	572,853	477,755	166,344	3,130,316	5,107,981	26,058,134

1	Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.

2	Cash bonus amount for 2010 reflects the amount accrued for the 2010 STIP for all executives, except Mr Sutcliffe, as well as a special bonus for Mr Larry. Cash bonus amount for 2009 reflects the amount accrued for the “bridge” bonus for all executive and the integration bonuses paid to Messrs Dienst, Sutcliffe, Kelman and Ratner. The “bridge” payment plan enabled the Company to offer a retention incentive for the first half of the 2009 financial year to participants who assisted in the early and smooth integration of MMI and Sims Group into Sims Metal Management.

3	Other short-term benefits include auto allowances, health and life insurance benefits, and amounts accrued for annual leave during the period. The amount for Messrs Dienst, Larry and Kelman includes a one-time payment to buy out accrued annual leave from a discontinued plan for all US employees. The amount for Mr Dienst also includes payments for personal security and a $172,236 reimbursement for a redundant state tax payment (including gross-up) made due to a state tax jurisdiction dispute.

4	Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long service leave and deferred compensation plans.

5	Share-based payments represent the accounting expense (as computed pursuant to AASB 2, Share-based Payment) recognised by the Company for share-based awards. Certain share-based awards made in the 2007 and 2008 financial years only vest upon satisfaction of non-market based performance hurdles. These performance hurdles were not expected to be achieved and therefore previously recognised share-based payments were reversed in the 2009 financial year and resulted in a reduction in total 2009 remuneration for the impacted individuals, consistent with the accounting policy outlined in Note 1(x)(iv) of the financial report.

6	Messrs Dienst, Larry, Ratner and Kelman are residents of the United States and receive their cash payments in US dollars. Messrs Bird and Davy are residents of the United Kingdom and receive their cash payments in pounds sterling.

7	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E — Service Agreements for further information on termination benefits paid to Mr Sutcliffe.

8	Share-based payments for Messrs Kelman and Ratner in 2009 include the value of 30,048 American Depositary Shares that they each received as part of their integration bonuses.

9	The Company accepted the resignation of Mr Bird on 17 August 2009. Under the terms of his resignation, Mr Bird forfeited any entitlement to an STI “bridge” bonus payment and unvested LTI awards.

10	Mr Cunningham retired on 21 November 2008. Termination benefits represent payments for severance, but do not include payments for unused leave as these accruals were previously disclosed as remuneration. In addition, share-based payments for Mr Cunningham in 2009 represent the acceleration of expense for awards which have not yet vested, but contain “good-leaver” provisions.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	49

DIRECTORS’ REPORT
Fixed and actual At Risk remuneration for the 2010 financial year
The table below sets out, for the executive directors and senior executives, the percentage of their actual financial year annual remuneration which was At-Risk versus Fixed, and the percentage of the value of their total remuneration that consisted of Options and Rights.

			REMUNERATION	REMUNERATION
	FIXED REMUNERATION	AT-RISK REMUNERATION	CONSISTING OF RIGHTS	CONSISTING OF OPTIONS
	%	%	%	%
Executive Directors:
D Dienst	38	62	37	17

Senior Executives:
G Davy	23	77	27	11
R Kelman	52	48	19	22
R Larry	35	65	16	20
D McGree	29	71	18	11
A Ratner	45	55	24	23
E: EXECUTIVE CONTRACTS
Group Chief Executive Officer
The Group Chief Executive Officer’s contract with Metal Management, Inc. (MMI), entered into as of 26 July 2007, was amended as of 1 August 2009 and expires on 30 June 2012. The contract may be extended thereafter on an annual basis, provided however that the Company may terminate the contract at any time for Cause.
Consistent with the underlying agreement with MMI, if Mr Dienst is terminated involuntarily other than for Cause, then the Company will continue to pay Mr Dienst his fixed remuneration and target bonus for 24 months following termination. All unvested share options, share grants, and LTI Plan awards vest upon involuntary termination.
Prior to the merger between MMI and the former Sims Group Limited, the MMI board amended certain grants of restricted stock pursuant to Mr Dienst’s previous employment contract with MMI which caused vesting of such restricted stock upon a change of control.
The amended employment contract with the Company requires that Mr Dienst pays back up to US$3 million (Clawback Amount), amortising over a four-year period, should he resign or terminate his agreement other than for good reason, as defined by the agreement. The amortisation of the Clawback Amount for the 2010 financial year was A$800,229 and has been included as part of Mr Dienst’s remuneration under the heading “Share-Based Payments” in the remuneration table. As at 30 June 2010, the remaining Clawback Amount is A$1,605,757.
Other senior executives
The details of executive contracts, other than the Group Chief Executive Officer, are summarised in the following table.

Contract term	•	Messrs Davy and McGree have fixed term contracts with automatic renewal.
	•	Mr Larry’s contract expires on 30 June 2012 with no automatic renewal.
	•	Messrs Kelman and Ratner do not have employment contracts.

Notice period	•	Contracts typically may not be terminated during the fixed term, other than for Cause.
	•	For Messrs Davy and McGree, after the expiration of the term, the Company must typically provide 12 months prior written notice or payment in lieu of notice. The executive is typically required to provide three months prior written notice to terminate the agreement.

Termination provisions (other than for Cause)	•	Mr Larry is entitled to receive an amount equivalent to 12 months base salary and all unvested share awards will vest.

Change of control	•	Mr Larry is entitled to an amount equal to two times his fixed remuneration, and all unvested share awards will vest, if his employment is terminated within 12 months of a result of change in control. This is a carryover from Mr Larry’s contract with MMI.

	•	Mr McGree is entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer six months after a takeover of the Company (or if he is terminated within six months of such a takeover).

Redundancy	•	In the event of redundancy, Messrs Davy and McGree are each entitled to the greater of 12 months’ notice or payment in lieu, or a benefit calculated by reference to the Sims Metal Management Redundancy Policy up to a maximum of 18 months’ remuneration depending upon years of service.

Additional legacy contractual entitlements	•	In recognition of Mr Davy’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of Rights in respect of Sims Metal Management shares was provided to Mr Davy on 1 July 2007. This grant vested in March 2010.

	•	In recognition of Mr McGree’s contribution to the growth of the Company and the Company’s desire to retain his services, a grant of Rights in respect of Sims Metal Management shares was provided to Mr McGree on 17 September 2007. This grant vested in April 2010.
Former executives
Executive Director
The Executive Director Mr Sutcliffe’s Agreement was terminated by way of redundancy on 26 August 2009.
As disclosed in last year’s report, Mr Sutcliffe received a lump-sum redundancy payment of A$1,551,000, comprising his notice period, salary for a three month period of A$337,000 and a pro-rated STI payment for the 2010 financial year of A$387,000. He was also paid a cash settlement of A$1,273,000 for performance rights scheduled to vest on 31 August 2009 and A$700,000 for performance rights scheduled to vest on 31 October 2010, pursuant to an employment contract amendment made in September 2007. All other outstanding equity awards were retained as a result of “good-leaver” provisions which resulted in the Company recognising an accelerated share-based payment expense of A$870,000 in the 2010 financial year. Mr Sutcliffe received statutory entitlements under long service leave and annual leave, and entitlement to defined benefit plans, as if employment continued through 31 October 2009 and 31 October 2010, respectively. Mr Sutcliffe also received a Superannuation payment in the amount of A$467,436 on 1 July 2010.
Managing Director United Kingdom Metals
The Company accepted the resignation of Mr Bird on 17 August 2009. Under the terms of the Company’s LTI Plans, equity awards that were unvested at the time of his resignation were forfeited by Mr Bird.
F: ADDITIONAL EXECUTIVE DISCLOSURES
(a) Share based remuneration
(a)(l) Options provided as remuneration
Details of Options affecting remuneration of senior executives in the previous, this or future reporting periods are as follows:
•	No options were exercised or lapsed in the 2009 or 2010 financial years, other than Mr Bird’s 39,347 Options which lapsed in August 2009 on ceasing his employment.

•	No Options will vest if the conditions are not satisfied; hence, the minimum value of unvested awards is nil.

•	The maximum value of the unvested awards has been determined as the amount of the grant date fair value that is yet to be expensed.
The following table summarises the terms of Options grants with shares remaining unvested.

							MAXIMUM
					DATE NEXT		TOTAL VALUE
		NUMBER	EXERCISE	FAIR VALUE AT	TRANCHE CAN	EXPIRY	OF UNVESTED
NAME	GRANT DATE	GRANTED	PRICE	GRANT DATE	BE EXERCISED	DATE	GRANT

Ordinary shares (A$)
J Sutcliffe[1]	24 Nov 08	135,435	$13.11	$2.78-$3.35	31 Aug 10	24 Nov 15	—
G Davy	23 Nov 09	37,231	$21.95	$6.06-$7.53	31 Aug 10	23 Nov 16	146,450
	02 Apr 09	48,950	$17.79	$5.12-$6.43	31 Aug 10	02 Apr 16	62,377
D McGree	23 Nov 09	46,908	$21.95	$6.06-$7.53	31 Aug 10	23 Nov 16	184,514
	02 Apr 09	47,534	$17.79	$5.12-$6.43	31 Aug 10	02 Apr 16	60,573

ADS(US$)
D Dienst	23 Nov 09	178,037	$20.57	$6.13-$7.70	31 Aug 10	23 Nov 16	715,394
	24 Nov 08	181,654	$8.39	$2.33-$2.82	31 Aug 10	24 Nov 15	87,404
R Kelman	23 Nov 09	44,914	$20.57	$6.13-$7.70	31 Aug 10	23 Nov 16	180,475
	02 Apr 09	87,664	$12.19	$4.11-$5.25	31 Aug 10	02 Apr 16	91,196
R Larry	23 Nov 09	56,142	$20.57	$6.13-$7.70	31 Aug 10	23 Nov 16	225,591
	02 Apr 09	109,580	$12.19	$4.11-$5.25	31 Aug 10	02 Apr 16	113,997
A Ratner	23 Nov 09	44,914	$20.57	$6.13-$7.70	31 Aug 10	23 Nov 16	180,475
	02 Apr 09	87,664	$12.19	$4.11-$5.25	31 Aug 10	02 Apr 16	91,196

1	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E — Executive Contracts for further information relating to “good-leaver” provisions in Mr Sutcliffe’s share grants.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	51

DIRECTORS’ REPORT
The following table summarises the Option holdings of Key Management Personnel for the 2010 financial year.

								VALUE OF
								OPTIONS
								GRANTED
								AS PART OF
								REMUNERATION
		OPTIONS	OPTIONS			NUMBER		AND THAT WERE
	NUMBER	GRANTED	EXERCISED	OPTIONS	NUMBER OF	OF OPTIONS	NUMBER	EXERCISED OR
	OF OPTIONS	DURING THE	DURING THE	LAPSED DURING	OPTIONS	VESTED DURING	OF OPTIONS	SOLD DURING
	HELD AT	FINANCIAL	FINANCIAL	THE FINANCIAL	HELD AT	THE FINANCIAL	VESTED AT	THE FINANCIAL
NAME	1 JULY 2009	YEAR	YEAR	YEAR	30 JUNE 2010	YEAR	30 JUNE 2010	YEAR

Ordinary shares (A$)
J Sutcliffe	135,435	—	—	—	135,435	45,145	45,145	—
T Bird	39,347	—	—	39,347	—	—	—	—
G Davy	48,950	37,231	—	—	86,181	16,317	16,317	—
D McGree	47,534	46,908	—	—	94,442	15,845	15,845	—

ADS(US$)
D Dienst	591,654	178,037[1]	—	—	769,691	60,551	470,551	—
R Kelman	87,664	44,914	—	—	132,578	29,221	29,221	—
R Larry	109,580	56,142	—	—	165,722	36,526	36,526	—
A Ratner	87,664	44,914	—	—	132,578	29,221	29,221	—

1	Approval for this issue was obtained under ASX Listing Rule 10.14.
(a)(2) Rights provided as remuneration
Details of Rights affecting remuneration of executive directors and senior executives in the previous, this or future reporting periods are as follows. For each grant of Rights, the percentage of the available grant that was vested in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria, are set out below.
•	No Rights will vest if the conditions are not satisfied; hence, the minimum value of Rights yet to vest is nil.

•	The maximum value of the Rights yet to vest has been determined as the amount of the grant date fair value that is yet to be expensed.
(a)(3) Additional retention awards
•	Special retention awards granted in 2007 to Messrs Davy and McGree vested in the 2010 financial year.

•	Mr McGree’s vesting of 21,044 rights occurred as scheduled on 30 April 2010.

•	Mr Davy’s vesting of 44,803 rights was accelerated by 30 days to 31 March 2010. The vesting acceleration allowed the preservation of some of the intended award value and resulted in an insignificant additional accounting expense for the Company.

The table below summarises the terms of outstanding grants of Rights.

								MAXIMUM
						DATE NEXT		TOTAL VALUE
		NUMBER	FAIR VALUE AT	VESTED	FORFEITED	TRANCHE	EXPIRY	OF UNVESTED
NAME	GRANT DATE	GRANTED	GRANT DATE	%	%	VESTS	DATE	GRANT

Ordinary shares (A$)
J Sutcliffe[1]	25 Sep 07	59,492	$28.04	—	—	31 Aug 10	31 Aug 10	—
	25 Sep 07	44,218	$24.03	—	—	31 Aug 10	31 Aug 10	—
	24 Nov 08	44,440	$9.04	—	—	31 Aug 11	31 Aug 11	—
G Davy	01 July 07	44,803	$22.26	100	—	—	—	—
	25 Sep 07	13,703	$29.78	72.1	27.9	—	—	—
	25 Sep 07	13,100	$28.04	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	9,737	$24.03	—	—	31 Aug 10	31 Aug 12	—
	02 Apr 09	18,312	$15.46	—	—	31 Aug 11	31 Aug 13	104,482
	23 Nov 09	16,928	$15.97			31 Aug 12	31 Aug 14	185,129
D McGree	17 Sep 07	21,044	$27.28	100	—	—	—	—
	25 Sep 07	12,664	$29.78	72.1	27.9	—	—	—
	25 Sep 07	12,107	$28.04	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	8,998	$24.03	—	—	31 Aug 10	31 Aug 12	—
	02 Apr 09	16,313	$15.46			31 Aug 11	31 Aug 13	93,076
	23 Nov 09	20,728	$15.97	—	—	31 Aug 12	31 Aug 14	226,687
ADS(US$)
D Dienst	24 Nov 08	61,092	$5.70	—	—	31 Aug 11	31 Aug 13	128,515
	23 Nov 09	197,006	$11.99			31 Aug 12	31 Aug 14	1,617,571
R Kelman	01 Nov 05	14,931	$10.26	100	—	—	—	—
	25 Sep 07	14,137	$24.33	—	—	31 Aug 10	31 Aug 12	—
	25 Sep 07	10,507	$20.84	—	—	31 Aug 10	31 Aug 12	—
	02 Apr 09	38,580	$10.32	—	—	31 Aug 11	31 Aug 13	146,939
	23 Nov 09	25,531	$11.99			31 Aug 12	31 Aug 14	209,629
R Larry[2]	02 Apr 09	48,225	$10.32	—	—	31 Aug 11	31 Aug 13	183,674
	23 Nov 09	31,914	$11.99	—	—	31 Aug 12	31 Aug 14	262,038
	18 Feb 10	5,260	$17.45	—	—	28 Feb 11	28 Feb 11	59,320
	18 Feb 10	5,261	$16.76	—	—	28 Feb 12	28 Feb 12	72,348
	18 Feb 10	5,261	$16.11	—	—	28 Feb 13	28 Feb 13	74,572
A Ratner	14 Mar 08	25,625	$25.27	67	—	14 Mar 11	14 Mar 11	52,552
	02 Apr 09	38,580	$10.32	—	—	31 Aug 11	31 Aug 13	146,939
	23 Nov 09	25,531	$11.99			31 Aug 12	31 Aug 14	209,629

1	Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009. Please refer to Section E — Executive Contracts for further information relating to “good leaver” provisions in Mr Sutcliffe’s share grants.

As a result, a share-based payment expense has been recognised for all awards scheduled to vest.

2	The Company made a one-time award to Mr Larry on 18 February 2010 as part of a special bonus as described in section (b)(1)(ii).
The following table summarises the Rights holdings of Key Management Personnel for the 2010 financial year.

	BALANCE AT				OTHER	BALANCE AT
NAME	30 JUNE 2009	GRANTED	VESTED	FORFEITED	CHANGES	30 JUNE 2010

Executive Directors:
D Dienst (ADS)	61,092	197,006[1]	—	—	—	258,098
J Sutcliffe[2]	258,344	—	—	(23,982)	(86,212)	148,150

Senior Executives:
T Bird[3]	62,773	—	—	(62,773)	—	—
G Davy	99,655	16,928	(54,683)	(3,823)	—	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	—	—	88,755
R Larry (ADS)	48,225	47,696	—	—	—	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	—	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	—	—	72,653

1	Approval for this issue was obtained under ASX Listing Rule 10.14.

2	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the good-leaver provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.

3	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his unvested rights.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	53

DIRECTORS’ REPORT
G: NON-EXECUTIVE DIRECTOR REMUNERATION
Approach to determining NED fees
Remuneration for NEDs reflects the Company’s desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company’s affairs for the purposes of corporate governance, regulatory compliance and other matters to maximise shareholder value. The Company aims to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.
Approved fee pool
Annual NED fees are determined within an aggregate directors’ fee pool limit which is periodically recommended for approval by shareholders. The current pool limit is A$3,000,000, as approved at the Annual General Meeting of the Company held on 20 November 2009. At that time, the pool was increased from A$2,500,000 to enable the appointment of an additional NED and to respond to foreign exchange fluctuations in the payment of fees to existing NEDs who are paid in currency other than Australian dollars: i.e. US dollars or Japanese yen. The Committee believes that the current pool limit is adequate and that no changes are necessary at this time.
Base and committee fee policy
NEDs receive an annual fee, paid either monthly or quarterly, for their services.
NED fees are inclusive of superannuation, where applicable, and are made up of a base fee for each NED, and a base fee for the Chairman of the board. In addition, the Chairman of each board committee receives a fee for acting in such capacity. All of those fees are as outlined in the table below.

NED FEES IN A$ (EFFECTIVE 1 JULY 2009)

Base fee (Chairman)	433,200
Base fee (Non-Executive Director)	195,600
Chairman Risk, Audit & Compliance Committee	60,000
Chairman Safety, Health, Environment & Community Committee	30,000
Chairman Remuneration Committee	30,000
Chairman Finance & Investment Committee	30,000
Chairman Nomination/Governance Committee	30,000

A NED does not receive a fee for being a member (other than as a chair) of a board committee.
NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the board or when otherwise engaged in the business of the Company in accordance with board policy.
NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination or entitlement to termination payments other than as noted below under Retirement benefits.
NED equity arrangements
NEDs may participate in the Sims Metal Management Deferred Tax Director and Employee Share Plan (NED Plan). Under the NED Plan, a NED agrees to contribute a nominated percentage of the annual fees received from the Company to fund the acquisition of shares in the Company by the NED Plan trustee. There was no participation in this plan during the 2010 financial year.
NEDs do not participate in any incentive (cash or equity-based) arrangements. Messrs Lewon and Morris hold stock options as a result of grants made by MMI prior to the merger with Sims in 2008.
Retirement benefits
The Company’s NEDs’ Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of the remaining NEDs who had participated (Messrs Mazoudier and Feeney) were frozen and have been indexed at 5% per annum until payment. For Australian resident NEDs, the Company withholds 9% of their fees and contributes on behalf of each such NED to a complying superannuation fund, as required by legislation. Mr Mazoudier received A$977,123 from the Company’s NED Retirement Allowance Scheme upon retirement.

Fees paid to NEDs during the 2010 financial year (and comparatives]
Details of the fees paid to NEDs are set out below. Fees for the financial year that were paid in US dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$l to ¥101.04, both being the exchange rates set by the board in July 2008. For NEDs who receive payments in foreign currencies, the tables below reflect the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment.

			SHORT-TERM			SHARE-BASED
			BENEFITS	POST-EMPLOYYMENT BENEFITS		PAYMENTS
				SUPER-		NED
			CASH	ANNUATION	RETIREMENT	SHARE
(A$)	LOCATION	YEAR	FEES[8]	BENEFITS	BENEFITS	PLAN	TOTAL
P Varello[1,9]	USA	2010	511,861	—	—	—	511,861
		2009	284,897	—	—	—	284,897

N Bobins[1,9]	USA	2010	279,017	—	—	—	279,017
		2009	284,897	—	—	—	284,897

G Brunsdon[2]	Australia	2010	109,993	10,878	—	—	120,871
		2009	—	—	—	—	—

J DiLacqua[1,3,9]	USA	2010	—	—	—	—	—
		2009	87,768	—	—	—	87,768

JM Feeney	Australia	2010	205,296	20,304	22,150	—	247,750
		2009	173,504	17,389	21,096	19,708	231,697

M Iwanaga[4,9]	Japan	2010	97,101	—	—	—	97,101
		2009	293,526	—	—	—	293,526

R Lewon1,[9]	USA	2010	262,853	—	—	—	262,853
		2009	247,013	—	—	—	247,013

P Mazoudier[5]	Australia	2010	87,239	8,628	18,773	—	114,640
		2009	397,432	35,769	45,636	—	478,837

G Morris1,[9]	USA	2010	316,120	—	—	—	316,120
		2009	322,782	—	—	—	322,782

C Renwick	Australia	2010	205,296	20,304	—	—	225,600
		2009	167,351	18,628	—	39,622	225,601

P Sukagawa[6]	Japan	2010	119,533	—	—	—	119,533
		2009	—	—	—	—	—

J Thompson[1,7,9]	USA	2010	125,325	—	—	—	125,325
		2009	—	—	—	—	—

Total		2010	2,319,634	60,114	40,923	—	2,420,671
		2009	2,259,170	71,786	66,732	59,330	2,457,018

1	Messrs Bobins, DiLacqua, Lewon, Morris, Thompson and Varello are residents of the United States and received their payments in US dollars.

2	Mr Brunsdon retired from the board on 21 November 2007 and was re-appointed 20 November 2009.

3	Mr DiLacqua retired from the board on 21 November 2008.

4	Mr Iwanaga is a resident of Japan and received his payments in Japanese yen. He retired from the board 20 November 2009. Mr Mazoudier retired from the board on 20 November 2009.

6	Mr Sukagawa was appointed to the board on 20 November 2009 as a representative director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his director fees are paid to a Mitsui affiliate.

7	Mr Thompson was appointed to the board on 20 November 2009.

8	Figure shown is after fee sacrifice to either superannuation and/or NED Share Plan.

9	Fees for the financial year that were paid in US dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$1 to ¥101.04, both being the exchange rates set by the board in July 2008. For NEDs who receive payments in foreign currencies, the table reflects the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment.
This report is made in accordance with a resolution of the board of directors and is signed for and on behalf of the board of directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
26 August 2010	27 August 2010

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	55

CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

		2010	2009	2008
	NOTE	A$M	A$M	A$M
Revenue	5	7,458.5	8,641.0	7,670.5
Other income	6	25.2	33.7	55.7
Raw materials used and changes in inventories	10	(5,344.3)	(6,272.6)	(5,324.6)
Freight expense		(716.0)	(919.3)	(778.7)
Employee benefits expense		(433.0)	(592.4)	(404.9)
Depreciation and amortisation expense	7	(143.9)	(170.8)	(95.1)
Repairs and maintenance expense		(111.7)	(147.8)	(126.2)
Other expenses		(538.4)	(542.2)	(363.0)
Finance costs	7	(16.4)	(21.5)	(34.4)
Goodwill impairment charge	13	—	(191.1)	(3.3)
Share of pre-tax profit of investments accounted for using the equity method	29	14.5	60.8	64.6

Profit/(loss) before income tax		194.5	(122.2)	660.6
Income tax expense	8	(67.8)	(28.1)	(220.5)

Profit/(loss) for the year		126.7	(150.3)	440.1

		A¢	A¢	A¢

Earnings/(loss) per share:
Basic	32	64.9	(82.5)	309.3
Diluted	32	64.5	(82.5)	306.3

The consolidated income statements should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2010

			2010	2009	2008
	NOTE		A$M	A$M	A$M

Profit/(loss) for the year			126.7	(150.3)	440.1
Other comprehensive (loss)/income
Other financial assets	20		(1.4)	—	—
Cash flow hedge instruments	20		(1.5)	0.6	(14.3)
Exchange differences on translation of foreign operations	20		(121.3)	337.1	(130.8)
Actuarial losses on defined benefit plans	18	(c)	(3.8)	(8.2)	(11.2)
Income tax on other comprehensive income	8		2.1	3.1	8.0

Other comprehensive (loss)/income for the year, net of tax			(125.9)	332.6	(148.3)

Total comprehensive income for the year			0.8	182.3	291.8

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	57

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2010

		2010	2009
	NOTE	A$M	A$M

Assets
Current assets
Cash and cash equivalents	33	132.3	69.5
Trade and other receivables	9	576.2	350.3
Current tax receivable		—	96.2
Inventory	10	776.9	469.2
Other financial assets		8.7	0.7

Total current assets		1,494.1	985.9

Non-current assets
Receivables	9	7.9	17.6
Investments accounted for using the equity method	29	369.5	400.2
Other financial assets		21.4	—
Property, plant and equipment	12	925.8	947.7
Deferred tax assets	8	74.1	71.6
Goodwill	13	1,151.7	1,146.8
Other intangible assets	14	195.2	238.8

Total non-current assets		2,745.6	2,822.7

Total assets		4,239.7	3,808.6

Liabilities
Current liabilities
Trade and other payables	15	614.2	521.8
Borrowings	16	0.6	0.8
Other financial liabilities		5.0	10.5
Current tax liabilities		23.2	5.9
Provisions	17	31.1	38.0

Total current liabilities		674.1	577.0

Non-current liabilities
Payables		3.3	4.3
Borrowings	16	116.6	174.3
Deferred tax liabilities	8	133.7	148.8
Provisions	17	22.2	34.0
Retirement benefit obligations	18	11.0	11.2

Total non-current liabilities		286.8	372.6

Total liabilities		960.9	949.6

Net assets		3,278.8	2,859.0

Equity
Contributed equity	19	2,795.2	2,352.9
Reserves	20	58.1	166.0
Retained earnings	20	425.5	340.1

Total equity		3,278.8	2,859.0

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2010

		CONTRIBUTED		RETAINED	TOTAL
		EQUITY	RESERVES	EARNINGS	EQUITY
	NOTE	A$M	A$M	A$M	A$M

Balance at 1 July 2007		812.0	(64.6)	424.7	1,172.1
Total comprehensive income for the year		—	(140.5)	432.3	291.8
Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(174.7)	(174.7)
Share-based payments		5.7	30.8	—	36.5
Acquisition of Metal Management Inc		1,490.1	—	—	1,490.1
Dividend Reinvestment Plan	21	18.1	—	—	18.1

		1,513.9	30.8	(174.7)	1,370.0

Balance at 30 June 2008		2,325.9	(174.3)	682.3	2,833.9
Total comprehensive income for the year		—	338.0	(155.7)	182.3
Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(186.5)	(186.5)
Share-based payments		0.4	2.3	—	2.7
Dividend Reinvestment Plan	21	26.6	—	—	26.6

		27.0	2.3	(186.5)	(157.2)

Balance at 30 June 2009		2,352.9	166.0	340.1	2,859.0
Total comprehensive income for the year		—	(123.2)	124.0	0.8
Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	—	—	(38.6)	(38.6)
Share-based payments		0.5	15.3	—	15.8
Issue of shares under Institutional Placement	19	391.4	—	—	391.4
Issue of shares under Share Purchase Plan	19	41.2	—	—	41.2
Dividend Reinvestment Plan	21	9.2	—	—	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	59

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2010

		2010	2009	2008
	NOTE	A$M	A$M	A$M

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		7,230.3	9,232.8	7,353.9
Payments to suppliers and employees (inclusive of goods and services tax)		(7,305.1)	(8,475.6)	(6,943.1)
Interest received		2.8	2.3	2.9
Interest paid		(16.2)	(20.9)	(34.4)
Dividends from associates and jointly controlled entities	29	19.6	41.5	5.1
Insurance recoveries		1.0	12.3	7.6
Income taxes refunded (paid)		20.1	(238.0)	(144.5)

Net cash (outflow)/inflow from operating activities	33	(47.5)	554.4	247.5

Cash flows from investing activities
Payments for property, plant and equipment	12	(120.9)	(187.5)	(129.7)
Payments for acquisition of subsidiaries, net of cash acquired	27	(113.4)	(76.0)	(58.5)
Payments for other financial assets		(22.8)	—	—
Proceeds from sale of property, plant and equipment		8.1	5.5	2.0
Proceeds from sale of subsidiaries		—	39.7	—
Return of capital from jointly controlled entities	29	0.4	3.6	48.5

Net cash outflow from investing activities		(248.6)	(214.7)	(137.7)

Cash flows from financing activities
Proceeds from borrowings		3,009.9	1,847.3	815.7
Repayment of borrowings		(3,051.1)	(2,112.6)	(678.3)
Fees paid for loan facilities		(3.2)	(2.0)	—
Proceeds from issue of shares		441.9	0.4	5.7
Transaction costs associated with issue of shares		(8.8)	—	—
Dividends paid	21	(29.4)	(159.9)	(156.6)

Net cash inflow/(outflow) from financing activities		359.3	(426.8)	(13.5)

Net increase/(decrease) in cash and cash equivalents		63.2	(87.1)	96.3
Cash and cash equivalents at the beginning of the financial year		69.5	133.5	38.6
Effects of exchange rate changes on cash and cash equivalents		(0.4)	23.1	(1.4)

Cash and cash equivalents at the end of the financial year	33	132.3	69.5	133.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These financial statements are for the consolidated entity consisting of Sims Metal Management Limited (the “Company”) and its subsidiaries (collectively, the “Group”).
(A) BASIS OF PREPARATION
These general purpose financial statements have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).
COMPLIANCE WITH IFRS AS ISSUED BY THE IASB
The consolidated financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
HISTORICAL COST CONVENTION
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, available-for-sale financial assets and post-retirement assets and liabilities. The Group’s policy in respect of these items is set out in the notes below.
RECLASSIFICATIONS
Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation with no significant impact effect on the previously reported consolidated financial statements. The Group reclassified legal provisions of A$16.2 million which were included within trade and other payables as at 30 June 2009 to current provisions to be consistent with the presentation as at 30 June 2010.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with Australian Accounting Standards and IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.
FINANCIAL STATEMENT PRESENTATION
The Group adopted revised AASB 101 (IAS 1) Presentation of Financial Statements on 1 July 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the Group had to change the presentation of its consolidated financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.
(B) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(I) AASB 2009-5, FURTHER AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT (IMPROVEMENTS TO IFRS ISSUED IN APRIL 2009)
Various accounting standards have been amended for minor changes in presentation, disclosure, recognition and measurement purposes. The amendments, which will become mandatory for the Group’s 30 June 2011 financial statements, are not expected to have a significant impact on the consolidated financial statements.
(II) AASB 2009-8 (AMENDMENT TO IFRS 2), AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS — GROUP CASH-SETTLED SHARE-BASED PAYMENT TRANSACTIONS
The amendments clarify the scope of AASB 2 (IFRS 2) as well as accounting for cash-settled (by the parent) share-based payment transactions in the separate or individual financial statements of a subsidiary receiving the goods or services when another subsidiary or shareholder has the obligation to settle the award. The amendments, which will become mandatory for the Group’s 30 June 2011 financial statements, are not expected to have a significant impact on the consolidated financial statements.
(III) AASB 124 (IAS 24) RELATED PARTY DISCLOSURES
A revised AASB 124 (IAS 24) was issued to primarily simplify the definition of a related party and clarify its intended meaning. The standard is effective for accounting periods beginning on or after 1 January 2011. The Group will apply the amended standard from 1 July 2011. The amendments are not expected to have a significant impact on the consolidated financial statements.
(IV) AASB 2009-14 (IFRIC 14) AMENDMENTS TO AUSTRALIAN INTERPRETATIONS — PREPAYMENTS OF A MINIMUM FUNDING REQUIREMENT
The amendments remove an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The amendments are effective for annual periods beginning on or after 1 January 2011, and must be applied retrospectively. The amendment is not expected to have a significant impact on the Group’s consolidated financial statements. The Group intends to apply the amendment from 1 July 2011.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	61

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(B) NEW ACCOUNTING STANDARDS AND INTERPRETATIONS (CONTINUED)
(V) AASB 9 (IFRS 9) FINANCIAL INSTRUMENTS
AASB 9 (IFRS 9) addresses the classification and measurement of financial assets. This new standard represents the first phase of the AASB’s (lASB’s) project to replace AASB 139 (IAS 39) Financial Instruments: Recognition and Measurement. The new standard is effective for annual periods beginning on or after 1 January 2013 but is available for early adoption. AASB 9 (IFRS 9) introduces new requirements for classifying and measuring financial instruments, including:
•	The replacement of the multiple classification and measurement models in AASB 139 (IAS 39) with a single model that has only two classification categories: amortised cost and fair value.

•	The replacement of the requirement to separate embedded derivatives from financial assets with a requirement to classify a hybrid contract in its entity at either amortised cost or fair value.

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.
The Group has not yet completed its assessment of AASB 9 (IFRS 9).
(VI) AASB 2010-3 AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT AND AASB 2010-4 FURTHER AMENDMENTS TO AUSTRALIAN ACCOUNTING STANDARDS ARISING FROM THE ANNUAL IMPROVEMENTS PROJECT (IASB IMPROVEMENTS TO IFRS ISSUED IN MAY 2010)
The AASB has made a number of amendments to Australian Accounting Standards as a result of the lASB’s annual improvements project. The Group will apply the amendments from 1 July 2010. The Group has not yet completed its assessment of the amendments.
(C) PRINCIPLES OF CONSOLIDATION
(I) SUBSIDIARIES
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(II) ASSOCIATES
An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post-tax results and reserves of associates are included in the financial statements using the equity method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
(III) JOINT VENTURES
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. In some situations, joint control exists even though the Group has an ownership interest of more than 50% because of the veto rights held by joint venture partners. The Group has two types of joint ventures:
Jointly controlled entities
A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venture has a long-term interest. Jointly controlled entities are accounted for using the equity method. In addition, for both associates and jointly controlled entities, the carrying value will include any long-term debt interests that in substance form part of the Group’s net investment.
Joint venture operations
A joint venture operation is a joint venture in which the venturers have joint control over assets contributed to or acquired for the purpose of the joint venture. A joint venture operation does not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint venture operations are incorporated into the Group’s financial statements under the appropriate headings.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(IV) CHANGES IN OWNERSHIP INTERESTS
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company.
When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.
(V) CHANGE IN ACCOUNTING POLICY
The Group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control, joint control or significant influence from 1 July 2009 when a revised AASB 127 (IAS 27) Consolidated and Separate Financial Statements became operative. The revisions to AASB 127 (IAS 27) contained consequential amendments to AASB 128 (IAS 28) Investments in Associates and AASB 131 (IAS 31) Interests in Joint Ventures.
Previously transactions with non-controlling interests were treated as transactions with parties external to the Group. Disposals therefore resulted in gains or losses in profit or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to profit or loss or directly to retained earnings. The revised standard affected the acquisition of a jointly controlled entity which is detailed in Note 29.
Previously when the Group ceased to have control, joint control or significant influence over an entity, the carrying amount of the investment at the date control, joint control or significant influence ceased became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets.
The Group has applied the new policy prospectively to transactions occurring on or after 1 July 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the consolidated financial statements.
(D) BUSINESS COMBINATIONS
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred to the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets of the subsidiary acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.
CHANGE IN ACCOUNTING POLICY
A revised AASB 3 (IFRS 3) Business Combinations became operative on 1 July 2009. Accordingly, while its adoption has no impact on previous acquisitions made by the Group, the revised standard has affected the accounting for the acquisitions disclosed in Note 27.
The revised standard introduces significant changes in the accounting for business combinations. Changes affect the valuation of non-controlling interests (previously “minority interests”), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	63

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(E) FOREIGN CURRENCY TRANSLATION
(I) FUNCTIONAL AND PRESENTATION CURRENCY
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars (“A$”), which is the Company’s functional and presentation currency.
(II) TRANSACTIONS AND BALANCES
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
(III) GROUP COMPANIES
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	statement of financial position items are translated at the closing rate at the date of that statement of financial position;

•	income statement items and statement of comprehensive income items are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case they are translated at the date of the transaction); and

•	all resulting exchange differences are recognised in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, borrowings and other financial instruments designated as hedges of such investments, or borrowings that qualify as quasi-equity loans, are recognised in other comprehensive income. When a loss of control occurs over a foreign operation, a proportionate share of such exchange differences is reclassified to profit or loss as part of the gain or loss on disposal where applicable. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(F) REVENUE RECOGNITION
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Revenue is recognised for the major business activities as follows:
(I) SALE OF GOODS
Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.
(II) SERVICE REVENUE
Service revenue principally represents revenue earned from the collection of end-of-life post-consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.
(III) INTEREST INCOME
Interest income is recognised on a time proportion basis using the effective interest method.
(IV) DIVIDEND INCOME
Dividends are recognised when the right to receive payment is established.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(G) GOVERNMENT GRANTS
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.
(H) INCOME TAX
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates provisions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
Entities within the Group may be entitled to claim special tax deductions for investments in qualifying assets (investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognised for unclaimed tax credits that are carried forward as deferred tax assets.
(I) LEASES
Leases of property, plant and equipment in which the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in borrowings. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.
(J) SEGMENT INFORMATION
Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”) who is the chief operating decision maker. Details on the Group’s segments are set out in Note 4.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	65

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(K) IMPAIRMENT OF ASSETS
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units “CGUs”). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.
(L) CASH AND CASH EQUIVALENTS
For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(M) TRADE AND OTHER RECEIVABLES
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of ferrous shipments made to export destinations which are generally secured by letters of credit that are collected within 10 days of shipment.
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtor’s insolvency, default or delinquency in payment or a significant deterioration in credit worthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.
(N) INVENTORY
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Stores consist of consumable and maintenance stores and are valued at the lower of cost and net realisable value. Cost is determined using weighted average costs.
(O) NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE AND DISCONTINUED OPERATIONS
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.
Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(P) INVESTMENTS AND OTHER FINANCIAL ASSETS
CLASSIFICATION
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at the end of each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the consolidated statement of financial position.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position.
(iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium-to long-term.
FINANCIAL ASSETS — RECLASSIFICATION
The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near-term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification. Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.
RECOGNITION AND DERECOGNITION
Regular purchases and sales of financial assets are recognised on the trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in other comprehensive income are reclassified to profit or loss.
SUBSEQUENT MEASUREMENT
Loans and receivables are carried at amortised cost using the effective interest method.
Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in profit or loss within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the right to receive payments is established.
Details on how the fair value of financial instruments is determined are disclosed in Note 2.
IMPAIRMENT
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	67

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED]
(P) INVESTMENTS AND OTHER FINANCIAL ASSETS (CONTINUED)
IMPAIRMENT (CONTINUED)
If there is evidence of impairment for any of the Group’s financial assets carried at amortised cost, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred. The cash flows are discounted at the financial asset’s original effective interest rate. The loss is recognised in profit or loss.
(Q) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings — 25 to 40 years

•	Plant and equipment — 3 to 20 years

•	Leasehold improvements — lesser of life of asset or life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(k). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in profit or loss.
(R) DERIVATIVES AND HEDGING ACTIVITIES
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: [i] hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or [ii] hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions [“cash flow hedges”].
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses and are classified in the statement of financial position as a current asset or liability.
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 11. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months. Trading derivatives are classified as a current asset or liability.
(I) FAIR VALUE HEDGE
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(II) CASH FLOW HEDGE
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income and accumulated in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in profit or loss within revenue.
Where the hedged item is the cost of a non-financial asset or liability, such as a forecast transaction for the purchase of property, plant and equipment, the amounts recognised within other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to profit or loss.
(S) GOODWILL AND INTANGIBLE ASSETS
(I) GOODWILL
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/ associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to CGUs for the purpose of impairment testing to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
(II) TRADE NAME
Trade name relates principally to the “Metal Management” trading name. This intangible asset has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.
(III) SUPPLIER RELATIONSHIPS AND CONTRACTS
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships and contracts are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.
(IV) PERMITS
Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close or relocate are written-off to nil at the time the facility is closed or relocated.
(T) TRADE AND OTHER PAYABLES
These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
(U) BORROWINGS
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the loan facility.
Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(V) BORROWING COSTS
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.
(W) PROVISIONS
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	69

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED]
[X] EMPLOYEE BENEFITS
[I] SALARIES AND ANNUAL LEAVE
Liabilities for salaries and annual leave expected to be settled within 12 months of the end of the period in which employees render the related service are recognised in other payables in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
[II] LONG SERVICE LEAVE
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period in which the employees render the related service. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
[III] SUPERANNUATION, PENSIONS AND OTHER POST-RETIREMENT BENEFITS
The Group operates or participates in a number of pension [including superannuation] schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.
For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the cost is calculated on the basis of contributions payable.
For defined benefit schemes, the cost of providing pensions is charged to profit or loss so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. An asset or liability is consequently recognised in the statement of financial position based on the present value of the defined benefit obligation at the end of the reporting period, less any unrecognised past service costs and the fair value of plan assets at that date.
The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.
[IV] SHARE-BASED PAYMENTS
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase to a liability.
The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions [for example, earnings per share targets]. Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At the end of each reporting period, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in profit or loss with a corresponding adjustment to equity.
[V] TERMINATION BENEFITS
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits due more than 12 months after the end of the reporting period are discounted to present value.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(Y) CONTRIBUTED EQUITY
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
(Z) DIVIDENDS
A provision is made for the amount of any dividends declared on or before the end of the reporting period but not distributed at the end of the reporting period.
(AA) EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
(AB) GOODS AND SERVICES OR OTHER VALUE-ADDED TAXES (“GST”)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flows.
(AC) PARENT ENTITY FINANCIAL INFORMATION
The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(I) INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE ENTITIES
Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries and associates are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.
(II) TAX CONSOLIDATION LEGISLATION
The Company and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.
The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.
Assets or liabilities arising under the tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(III) FINANCIAL GUARANTEES
Where the Company has provided financial guarantees in relation to loans and payables of subsidiaries without compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment.
(AD) ROUNDING OF AMOUNTS
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars or as otherwise indicated.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	71

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 2 — FINANCIAL RISK MANAGEMENT
In the normal course of business, the Group’s activities expose it to the following financial risks:
•	market risk (including interest rate risk, foreign exchange risk and commodity price risk);

•	credit risk; and

•	liquidity risk.
This note presents information about the Group’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and their management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
The Group’s overall financial risk management strategy seeks to mitigate these risks and minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees how management monitors compliance with the Group’s risk management framework in relation to the risks faced by the Group. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the RAC.
(A) MARKET RISKS
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(I) INTEREST RATE RISK
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Group primarily borrows at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced primarily from domestic but also offshore markets. Some of the Group’s borrowings consist of foreign currency denominated borrowings. The Group’s regional operations can borrow in the currency of their geographic locations as all but one of the Group’s facilities are multi-option/ currency facilities. The Group’s borrowings are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which generally involves a LIBOR rate plus a margin.
The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2010 was 2.1% (2009: 3.6%). If interest rates had increased by 100 basis points as at the balance date and with all other variables held constant, post-tax profit for the year ended 30 June 2010 would have been A$0.8 million lower (2009: A$1.1 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.
(II) FOREIGN EXCHANGE RISK
The Group operates internationally and is exposed to foreign exchange risk, primarily with respect to transactions settled in US dollars. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in Australian dollars, US dollars, British pounds and Euros.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. The Group does not hedge its exposure to recognised assets and liabilities.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
Financial assets and liabilities
Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to profit or loss. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the end of the reporting period.

	NET FINANCIAL
	ASSETS/(LIABILITIES)
	2010	2009
CURRENCY:	A$M	A$M

US dollar	69.5	(58.3)
Euro	16.4	(57.5)
British pound	0.8	49.9
The table below shows the impact of a 10% appreciation of the relevant currency for the Group’s net foreign currency denominated financial assets. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2010	2009	2010	2009	2010	2009
	A$M	A$M	A$M	A$M	A$M	A$M
Impact on post-tax profit — higher/lower)	4.5	(3.8)	1.1	(3.7)	0.1	3.2
Impact on equity	36.1	28.2	—	—	9.9	—
A 10% depreciation of the relevant currency would have an equal and opposite effect.
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates on its forward foreign exchange contracts which are hedging future expected transactions. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US DOLLAR		EURO		BRITISH POUND
	2010	2009	2010	2009	2010	2009
	A$M	A$M	A$M	A$M	A$M	A$M
	+/-	+/-	+/-	+/-	+/-	+/-
Impact on post-tax profit	1.2	—	—	—	—	3.3
Impact on equity	5.4	1.7	0.3	0.4	1.4	4.8

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	73

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 2 — FINANCIAL RISK MANAGEMENT (CONTINUED)
(A) MARKET RISKS (CONTINUED)
(II) FOREIGN EXCHANGE RISK (CONTINUED)
The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve.
(III) PRICE RISK
Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals and to a lesser extent precious metals which are at times volatile. The Group attempts to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in profit or loss.
At the end of the reporting period, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The table below shows the carrying amount of the Group’s copper and nickel commodity contracts at the end of the reporting period.

	NET FINANCIAL ASSETS/
	(LIABILITIES)
	2010	2009
	A$M	A$M
Copper	0.7	(4.6)
Nickel	4.4	(4.8)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	COPPER PRICES		NICKEL PRICE
	2010	2009	2010	2009
	A$M	A$M	A$M	A$M
Impact on post-tax profit — higher/(lower)	(2.7)	(4.5)	(2.4)	(0.4)
A 10% depreciation of the stated commodity prices would have an equal and opposite effect.
Equity securities price risk
The Group is exposed to equity securities price risk through investments in marketable securities. These marketable securities are listed securities which are publicly traded in major financial markets. The price risk for these investments is immaterial in terms of possible impact on profit or loss.
(B) CREDIT RISK
Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s statement of financial position.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. Generally, the Group does not insure itself against collection risks.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that have a minimum credit rating of A by either Standard & Poor’s or Moody’s. Management also monitors the current credit exposure with each counterparty. Any changes to counterparties or their credit limits must be approved by the Group Chief Financial Officer.
(C) LIQUIDITY RISKS
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities to meet obligations when they come due and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all;

•	the Group may be required to refinance the Group’s borrowing facilities; or

•	the Group may have insufficient access to capital to fund growth projects or in extreme instances, its operations.
The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities. Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group’s bankers. The loan facilities are subject to annual review, in which pricing considerations are undertaken, and have maturities in excess of one-year and less than three-years.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	75

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 2 — FINANCIAL RISK MANAGEMENT (CONTINUED)
(C) LIQUIDITY RISKS [CONTINUED)
The Group had access to the following credit standby arrangements at the balance date.

	2010	2009
	A$M	A$M

Unsecured global multi-currency/multi-option loan facilities	1,422.9	1,063.0
Amount of credit unused	1,276.0	856.5
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2010			2009
		BETWEEN	BETWEEN		BETWEEN	BETWEEN
	LESS THAN	1 AND	2 AND	LESS THAN	1 AND	2 AND
	1YEAR	2 YEARS	5YEARS	1YEAR	2 YEARS	5YEARS
	A$M	A$M	A$M	A$M	A$M	A$M

Non-derivatives:
Trade and other payables	(614.2)	—	—	(521.8)	—	—
Payables — non-current	—	(0.9)	(2.4)	—	(2.0)	(2.3)
Borrowings (including interest payments)	(15.4)	(111.3)	(16.5)	(9.6)	(177.9)	—

	(629.6)	(112.2)	(18.9)	(531.4)	(179.9)	(2.3)

Derivatives:
Net settled (commodity contracts)	(4.4)	—	—	9.7	—	—
Gross settled:
— (inflow)	(274.4)	—	—	(174.7)	—	—
— outflow	278.7	—	—	174.8	—	—

	(0.1)	—	—	9.8	—	—

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the end of the reporting period. The Group’s borrowings fluctuate and are subject to variable interest rates.
(D) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 July 2009, the Group adopted the amendment to AASB 7 (IFRS 7) Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Level 1 — quoted prices [unadjusted] in active markets for identical assets or liabilities.
•	Level 2 — inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly [as prices] or indirectly [derived from prices].
•	Level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs].
The following table presents the Group’s financial assets and financial liabilities measured at fair value in the statement of financial position in accordance with the fair value measurement hierarchy. Comparative information has not been provided as permitted by the transitional provisions of the new rules.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	A$M	A$M	A$M	A$M

Assets
Other current financial assets	8.3	0.4	—	8.7
Other non-current financial assets	21.4	—	—	21.4

Total Assets	29.7	0.4	—	30.1

Liabilities
Other current financial liabilities	0.3	4.7	—	5.0

Total Liabilities	0.3	4.7	—	5.0

Other financial assets include derivative financial instruments and marketable securities. Other financial liabilities represent derivative financial instruments. The fair value of commodity derivative financial instruments traded in active markets is based on the closing price at the reporting date. These derivatives are deemed to be level 1. The fair value of forward foreign exchange contracts is determined using the forward exchange market rates at the end of the reporting period. These derivative financial instruments are included in level 2. Marketable securities are comprised primarily of listed securities and mutual funds which are included in level 1.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 3 — CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources.
Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.
(A) INVENTORIES
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing market conditions.
(B) TAXATION
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profit.
Assumptions about the generation of future taxable profit depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred income tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the profit or loss.
(C) IMPAIRMENT OF GOODWILL AND INTANGIBLES WITH INDEFINITE USEFUL LIVES
Annually, the Group tests whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated in Note 1(s). For goodwill impairment testing, the recoverable amounts of the CGUs have been determined based on either value-in-use or fair value less costs to sell calculations. These calculations require the use of assumptions. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.
(D) SHARE-BASED PAYMENT TRANSACTIONS
The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date of grant. The fair value is determined independently using a binomial model or a Monte-Carlo simulation model, using the assumptions detailed in Note 24. The accounting estimates and assumptions relating to equity-settled share-based payments (i.e. in relation to the assessments of the probability of achieving non-market based vesting conditions) would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.
(E) DEFINED BENEFIT PLANS
Various actuarial assumptions are required when determining the Group’s pension schemes. These assumptions and the related carrying amounts are disclosed in Note 18.
(F) ESTIMATION OF USEFUL LIVES OF ASSETS
The estimation of the useful lives of assets has been based on historical experience. In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	77

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 4 — SEGMENT INFORMATION
(A) DESCRIPTION OF SEGMENTS
The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America — comprising the United States of America and Canada.

•	Australasia — comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe — comprising the United Kingdom, Sweden, the Netherlands and Germany.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling — comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling — comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•	Secondary processing — comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions — comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2009.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(B) INFORMATION ABOUT REPORTABLE SEGMENTS

	NORTH
	AMERICA	AUSTRALASIA	EUROPE
	A$M	A$M	A$M	A$M

2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	80.3	61.2	66.6	208.1

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				194.5

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of pre-tax profit of investments accounted for using the equity method	10.1	4.4	—	14.5
Investments in associates and jointly controlled entities	348.9	20.6	—	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9
Impairment charge/[reversal]:
Property, plant and equipment	15.8	(1.3)	—	14.5
Intangible assets	0.9	—	—	0.9

	16.7	(1.3)	—	15.4

	NORTH
	AMERICA	AUSTRALASIA	EUROPE
	A$M	A$M	A$M	A$M

2009
Total sales revenue	6,368.5	1,158.6	1,109.1	8,636.2
Other revenue/income	2.8	1.5	0.5	4.8

Total segment revenue	6,371.3	1,160.1	1,109.6	8,641.0

Segment EBIT	(88.6)	18.7	(33.1)	(103.0)

Interest income				2.3
Finance costs				(21.5)

Loss before income tax				(122.2)

Segment total assets	2,770.0	485.5	553.1	3,808.6
Segment total liabilities	465.9	175.5	308.2	949.6

Net assets	2,304.1	310.0	244.9	2,859.0

Other items:
Depreciation and amortisation expense	122.7	21.4	26.7	170.8
Share of pre-tax profit of investments accounted for using the equity method	55.2	5.6	—	60.8
Investments in associates and jointly controlled entities	381.1	19.1	—	400.2
Acquisitions of property, plant and equipment	106.4	39.8	41.3	187.5
Impairment charge:
Property, plant and equipment	7.6	2.4	—	10.0
Goodwill	190.2	0.9	—	191.1

	197.8	3.3	—	201.1

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	79

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 4 — SEGMENT INFORMATION (CONTINUED)
(B) INFORMATION ABOUT REPORTABLE SEGMENTS (CONTINUED)

	NORTH
	AMERICA	AUSTRALASIA	EUROPE
	A$M	A$M	A$M	A$M

2008
Total sales revenue	4,607.9	1,745.1	1,312.5	7,665.5
Other revenue/income	2.3	1.2	1.5	5.0

Total segment revenue	4,610.2	1,746.3	1,314.0	7,670.5

Segment EBIT	415.7	182.4	94.0	692.1

Interest income				2.9
Finance costs				(34.4)

Profit before income tax				660.6

Segment total assets	3,372.1	597.2	677.2	4,646.5
Segment total liabilities	767.4	526.9	518.3	1,812.6

Net assets	2,604.7	70.3	158.9	2,833.9

Other items:
Depreciation and amortisation expense	55.7	16.6	22.8	95.1
Share of pre-tax profit of investments accounted for using the equity method	60.3	4.3	—	64.6
Investments in associates and jointly controlled entities	318.1	14.1	—	332.2
Acquisitions of property, plant and equipment	59.9	32.7	37.1	129.7
Impairment charge:
Property, plant and equipment	—	—	0.1	0.1
Goodwill	—	3.3	—	3.3

	—	3.3	0.1	3.4

(C) SALES TO EXTERNAL CUSTOMERS

	2010	2009	2008
	A$M	A$M	A$M

Australia	505.3	475.8	773.0
China	1,189.1	1,320.6	600.1
Malaysia	362.4	449.1	664.0
USA	1,966.4	2,045.9	1,175.4
Turkey	843.3	1,352.9	1,072.7
South Korea	660.5	643.5	412.1
Other	1,925.6	2,348.4	2,968.2

	7,452.6	8,636.2	7,665.5

(D) INTERSEGMENT SALES
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(E) REVENUE BY PRODUCT

	2010	2009	2008
	A$M	A$M	A$M

Ferrous metal recycling	5,071.2	6,642.7	5,421.1
Non-ferrous metal recycling	1,525.5	1,193.4	1,324.1
Secondary processing	198.5	221.6	361.1
Recycling solutions	657.4	578.5	559.2

	7,452.6	8,636.2	7,665.5

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(F) MATERIAL NON-CURRENT ASSETS
Material non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2010	2009
	A$M	A$M

Australia	193.3	189.1
USA	2,153.5	2,238.4
United Kingdom	160.8	170.6
Benelux	50.8	65.2
Germany	42.1	44.7
Canada	32.5	23.2
New Zealand	7.1	7.8
Other	10.0	12.1

	2,650.1	2,751.1

NOTE 5 — REVENUE

	2010	2009	2008
	A$M	A$M	A$M

Sales of goods	7,391.9	8,417.4	7,517.2
Service revenue	60.7	218.8	148.3

Total sales revenue	7,452.6	8,636.2	7,665.5

Interest income	2.8	2.3	2.9
Rental income	3.1	2.5	2.1

Total other revenue	5.9	4.8	5.0

	7,458.5	8,641.0	7,670.5

NOTE 6 — OTHER INCOME

	2010	2009	2008
	A$M	A$M	A$M

Remeasurement at fair value of existing interest in Port Albany Ventures LLC (“Port Albany”) (Note 29c)	8.7	—	—
Net gain on held for trading derivatives	7.0	29.8	3.9
Net gain on revaluation of financial assets at fair value through profit or loss	0.4	—	—
Government grants	0.7	0.8	0.9
Net foreign exchange gain	—	—	0.3
Insurance recovery	1.0	1.8	11.8
Net gain on disposal of property, plant and equipment	3.0	0.9	—
Negative goodwill on acquisition	—	0.4	—
Net gain on contribution of assets to SA Recycling LLC (Note 29d)	—	—	38.8
Other	4.4	—	—

	25.2	33.7	55.7

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	81

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 7 — EXPENSES

	2010	2009	2008
	A$M	A$M	A$M

(A) PROFIT/(LOSS) BEFORE INCOME TAX INCLUDES THE FOLLOWING SPECIFIC EXPENSES:
Depreciation and amortisation:
Depreciation expense	109.1	120.7	65.8
Amortisation expense	34.8	50.1	29.3

	143.9	170.8	95.1

Finance costs	16.4	21.5	34.4
Net loss on disposal of property, plant and equipment	—	—	1.9
Net loss on held for trading derivatives	15.4	10.3	—
Rental expenses relating to operating leases	60.1	71.7	43.9
Net foreign exchange loss	15.6	—	—
Defined contribution superannuation expense	4.1	8.0	6.3
Share-based payments expense	17.0	9.3	13.4
(B) PROFIT/LOSS) BEFORE INCOME TAX INCLUDES THE FOLLOWING EXPENSES WHICH ARE INCLUDED DUE TO THEIR SIZE OR NATURE:
Write-down of inventory to net realisable value	18.5	119.4	—
Sarbanes-Oxley related professional fees[1]	—	9.7	—
Withdrawal liability related to a multi-employer pension plan[2]	—	3.4	—
Impairment provisions for trade receivables[3]	1.2	23.7	0.6
Professional fees and other costs incurred in connection with Fairless Iron 8 Metal acquisition[4]	(0.8)	2.5	—
Loss on sale of subsidiaries	—	2.6	—
Impairment loss on fire destroyed assets	—	—	0.1
Impairment of property, plant and equipment and yard closure costs[5]	14.5	13.7	4.6
Intangible asset impairments[6]	0.9	—	—
Impairment of jointly controlled entity (Note 29)[7]	5.7	—	—
Merger costs[8]	—	4.0	1.4
Redundancies	5.7	5.5	5.6

1	In 2009, the Group was required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (United States). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above. No amount is provided for 2010 as the primary professional fees are inseparable and included in the overall statutory audit fee disclosed in Note 26.

2	Represents a termination liability associated with the withdrawal from a multi-employer pension plan in the United States.

3	Represents provisions recorded for trade debtors for which the Group believes collectability is in doubt. Refer to Note l(m).

4	In 2009, the Group incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (3 July 2009).

In 2009, the Group applied the transitional principles consistent with the revised AASB 3 (IFRS 3) whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. The amount in 2010 represents the reversal of accrued costs which were settled for a lower amount.

5	In 2010, impairments on property, plant and equipment were recognised for the write-down of processing equipment located in idled yards (A$15.8 million) offset by the reversal of previously recognised processing equipment impairments (A$1.3 million). In 2009, the impact of the global financial crisis on the Group resulted in impairment charges for asset rationalisation, asset retirement and idling of certain yards. In 2008, impairments on property, plant and equipment were recognised for assets held by non-core businesses which were being considered for disposal.

6	Represents the write-off of permits which the Group determined had no value.

7	Represents an impairment of the Group’s investment in Metal Management Nashville LLC. The jointly controlled entity operates in a very competitive market which has impacted its financial performance resulting in the impairment charge.

8	Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalisation of the Sims Metal Management Limited and Metal Management businesses.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 8 — INCOME TAX AND DEFERRED TAX

	2010	2009	2008
	A$M	A$M	A$M

(A) INCOME TAX EXPENSE
Current income tax charge	69.7	27.5	217.1
Adjustments for prior years	5.6	(10.3)	5.4
Deferred income tax	(9.9)	8.3	(6.2)

	65.4	25.5	216.3
Income tax expense on equity accounted profit (Note 29)	2.4	2.6	4.2

Income tax expense	67.8	28.1	220.5

Deferred income tax expense included in income tax expense comprises:
(Increase)/decrease in deferred tax assets	(4.9)	15.5	10.0
(Decrease)/increase in deferred tax liabilities	(5.0)	(7.2)	(16.2)

	(9.9)	8.3	(6.21)

(B) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE
Profit/(loss) before income tax	194.5	(122.2)	660.6

Tax at the standard Australian rate of 30%	58.4	(36.7)	198.2
Adjustments for prior years	5.6	(10.3)	5.4
Effect of tax rates in other jurisdictions	2.4	12.0	34.4
Non-deductible expenses	6.1	3.5	3.6
Non-assessable gain on formation of jointly controlled entity	—	—	(13.0)
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	(2.6)	—	—
Non-assessable income	(2.5)	(1.1)	(6.5)
Non-deductible goodwill impairment	—	57.2	—
Prior year tax loss not previously recognised	(1.7)	—	(0.1)
Other	2.1	3.5	(1.5)

Income tax expense	67.8	28.1	220.5

(C)AMOUNTS RECOGNISED DIRECTLY TO EQUITY
Share placement costs	(1.3)	—	—
Share-based payments	1.6	7.7	(6.9)
Exchange gain/(loss) on foreign denominated intercompany loans	(4.6)	20.4	(14.4)

Total deferred tax debited/(credited) to equity	(4.3)	28.1	(21.3)

(D) TAX BENEFIT RELATING TO OTHER COMPREHENSIVE INCOME
Cash flow hedges	(0.4)	(0.4)	(4.6)
Other financial assets	(0.6)	—	—
Defined benefit plans	(1.1)	(2.7)	(3.4)

	(2.1)	(3.1)	(8.0)

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	83

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 8 — INCOME TAX AND DEFERRED TAX (CONTINUED)

	2010 A$M	2009 A$M

(E) DEFERRED TAX ASSETS AND LIABILITIES
Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	19.2	22.2
Employee benefits	11.0	9.3
Stores and consumables	7.0	5.2
Property, plant and equipment	5.6	4.4
Jointly controlled entities and associates	—	1.1
Foreign exchange loss	—	2.0
Share-based payments	3.4	4.7
Other	10.0	11.1

	56.2	60.0

(amounts recognised directly in equity)
Share-based payments	1.0	2.6
Defined benefit plans	5.8	4.7
Share placement costs	1.3	—
Exchange loss on foreign denominated intercompany loans	8.9	4.3
Cash flow hedges	0.3	—
Other financial assets	0.6	—

	17.9	11.6

Movements
Balance at 1 July	71.6	110.0
Charged to income statement	4.9	(15.5)
Adjustments for prior years	(3.3)	8.6
Transfers to deferred tax liabilities	(2.8)	(17.2)
Acquisitions	0.5	—
Charged directly to equity and other comprehensive income	5.4	(26.1)
Foreign exchange differences	(2.21)	11.8

Balance at 30 June	74.1	71.6

Deferred tax assets expected to be recovered within 12 months	44.0	41.4
Deferred tax assets expected to be recovered after 12 months	30.1	30.2

	74.1	71.6

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangibles	52.9	65.7
Property, plant and equipment	66.9	76.2
Stores and consumables	3.1	—
Jointly controlled entities and associates	3.4	—
Other	7.4	6.8

	133.7	148.7

(amounts recognised directly in equity)
Cash flow hedges	—	0.1

	—	0.1

Movements
Balance at 1 July	148.8	148.2
Charged to income statement	(5.0)	(7.2)
Adjustments for prior years	1.6	(3.2)
Transfers from deferred tax assets	(2.8)	(17.2)
Charged directly to equity and other comprehensive income	(1.0)	(1.1)
Acquisitions/disposals	—	0.9
Foreign exchange differences	(7.9)	28.4

Balance at 30 June	133.7	148.8

Deferred tax liabilities expected to be settled within 12 months	17.8	6.0
Deferred tax liabilities expected to be settled after 12 months	115.9	142.8

	133.7	148.8

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(F) TAX LOSSES
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2010, the Group has unused tax losses (primarily for states in the United States) of A$87.7 million (2009: A$55.2 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$3.5 million (2009: A$2.2 million) of such losses.
The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.
No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$30.9 million (2009: A$39.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions.
(G) UNRECOGNISED TEMPORARY DIFFERENCES
As at 30 June 2010, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(H) TAX CONSOLIDATION
Sims Metal Management Limited and its wholly-owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 November 2005. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.
(I) TAX EFFECT ACCOUNTING BY MEMBERS OF THE AUSTRALIAN TAX CONSOLIDATED GROUP
Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.
The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

SIMS METAL MANAGEMENT ANNUAL REOPORT 2010	85

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 9 — TRADE AND OTHER RECEIVABLES

	2010	2009
	A$M	A$M

Current:
Trade receivables	485.4	286.1
Provision for impairment of receivables	(3.6)	(9.0)

	481.8	277.1

Other receivables and deferred expenses	76.6	60.7
Prepayments	17.8	12.5

	94.4	73.2

	576.2	350.3

Non-current:
Trade receivables	3.8	7.8
Other	4.1	9.8

	7.9	17.6

Occasionally, the Group will sell a portion of its trade receivables to third parties. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The amount of trade receivables sold to third parties was not significant in the periods presented. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party. The Group does not generally insure trade receivables.
(A) MOVEMENTS IN PROVISION FOR IMPAIRMENT OF RECEIVABLES

	2010	2009	2008
	A$M	A$M	A$M

Balance at 1 July	9.0	0.9	1.8
Acquisitions	—	—	0.1
Provision for impairment recognised during the year	1.2	23.7	0.6
Receivables written-off during the year as uncollectible	(5.9)	(15.0)	(1.6)
Foreign exchange differences	(0.7)	(0.6)	—

Balance at 30 June	3.6	9.0	0.9

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.
(B)	PAST DUE BUT NOT IMPAIRED
As at 30 June 2010, receivables of A$96.3 million (2009: A$83.5 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

	2010	2009
	A$M	A$M

Days overdue:
1-30 days	68.0	51.4
31-60 days	16.1	13.7
Over 60 days	12.2	18.4

	96.3	83.5

(C) OTHER RECEIVABLES AND DEFERRED EXPENSES
Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(D) FOREIGN EXCHANGE AND INTEREST RATE RISK
Information about the Group’s exposure to foreign exchange risk and interest rate risk in relation to trade and other receivables is provided in Note 2.
(E) FAIR VALUE AND CREDIT RISK
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant as is the fair value of any collateral sold or repledged. Refer to Note 2 for more information on the risk management policy of the Group and the credit quality of the entity’s trade receivables.
NOTE 10-INVENTORY

	2010	2009
	A$M	A$M

Raw materials	171.7	101.9
Stores and spare parts	37.3	36.5
Finished goods	567.9	330.8

	776.9	469.2

INVENTORY EXPENSE
Inventories recognised as expense during the year ended 30 June 2010 amounted to A$5,466.5 million (2009: A$6,414.0 million). Write-downs of inventories to net realisable value are disclosed in Note 7.
NOTE 11 — OTHER FINANCIAL ASSETS AND LIABILITIES

	2010	2009
	A$M	A$M

Current assets:
Financial assets designated at fair value through profit or loss	3.6	—
Forward foreign exchange contracts — cash flow hedges	0.4	0.7
Forward commodity contracts — held for trading	4.7	—

	8.7	0.7

Non-current assets:
Available-for-sale investments	21.4	—

Current liabilities:
Forward foreign exchange contracts — cash flow hedges	4.0	0.2
Forward commodity contracts — held for trading	0.3	9.7
Forward foreign exchange contracts — held for trading	0.7	0.6

	5.0	10.5

DERIVATIVES USED BY THE GROUP
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies which are set out in Note 2.
(I) FORWARD FOREIGN EXCHANGE CONTRACTS — CASH FLOW HEDGES
In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, Euros and British pounds as disclosed in Note 2.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.
(II) FORWARD FOREIGN EXCHANGE CONTRACTS — HELD FOR TRADING
The Group has further entered into forward exchange contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts are subject to the same risk management policies as all other derivatives contracts, however they are accounted for as held for trading.
(III) FORWARD COMMODITY CONTRACTS — HELD FOR TRADING
The Group has entered into forward commodity contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to Copper and Nickel prices as disclosed in Note 2.
RISK EXPOSURES
Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of derivative financial instrument mentioned above.

SIMS METAL MANAGEMENT ANNUAL REOPORT 2010	87

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 12 — PROPERTY, PLANT AND EQUIPMENT

			LEASEHOLD		CAPITAL
			IMPROVE-	PLANT &	WORK IN
	LAND	BUILDINGS	MENTS	EQUIPMENT	PROGRESS	TOTAL
	A$M	A$M	A$M	A$M	A$M	A$M

At 30 June 2010
Cost	254.1	186.4	53.8	863.6	90.0	1,447.9
Accumulated depreciation	—	(42.7)	(21.3)	(458.1)	—	(522.1)

Net book amount	254.1	143.7	32.5	405.5	90.0	925.8

Year ended 30 June 2010
Balance at 1 July	254.5	153.2	35.9	404.6	99.5	947.7
Additions	1.0	2.4	4.4	81.3	31.8	120.9
Disposals	(0.6)	(1.0)	(0.1)	(3.4)	—	(5.1)
Transfers	1.6	6.2	0.8	28.5	(37.1)	—
Impairment loss (Note 7)	(1.8)	(0.2)	—	(12.5)	—	(14.5)
Depreciation expense	—	(11.3)	(4.8)	(93.0)	—	(109.1)
Acquisition of subsidiaries (Note 27)	12.5	3.0	—	26.4	—	41.9
Foreign exchange differences	(13.1)	(8.6)	(3.7)	(26.4)	(4.2)	(56.0)

Balance at 30 June	254.1	143.7	32.5	405.5	90.0	925.8

At 30 June 2009
Cost	254.5	187.0	53.8	817.7	99.5	1,412.5
Accumulated depreciation	—	(33.8)	(17.9)	(413.1)	—	(464.8)

Net book amount	254.5	153.2	35.9	404.6	99.5	947.7

Year ended 30 June 2009
Balance at 1 July	212.3	123.9	24.5	368.8	55.2	784.7
Additions	6.9	20.3	13.6	63.5	83.2	187.5
Disposals	(0.2)	(3.2)	—	(1.2)	—	(4.6)
Transfers	1.0	5.7	1.1	33.5	(42.7)	(1.4)
Impairment loss	—	—	—	(10.0)	—	(10.0)
Depreciation expense	—	(11.4)	(4.6)	(104.7)	—	(120.7)
Acquisition of subsidiaries	3.7	4.4	—	19.0	—	27.1
Disposal of subsidiaries	(1.0)	(0.6)	—	(5.5)	—	(7.1)
Foreign exchange differences	31.8	14.1	1.3	41.2	3.8	92.2

Balance at 30 June	254.5	153.2	35.9	404.6	99.5	947.7

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 13 — GOODWILL
(A) MOVEMENTS IN CARRYING AMOUNTS

	2010	2009
	A$M	A$M

Cost	1,308.7	1,312.6
Accumulated impairment	(157.0)	(165.8)

Net book amount	1,151.7	1,146.8

Balance at 1 July	1,146.8	1,166.5
Impairment charge	—	(191.1)
Acquisition of subsidiaries (Note 27)	64.3	44.0
Contingent consideration on prior year acquisitions	4.8	—
Other	—	(2.3)
Foreign exchange differences	(64.2)	129.7

Balance at 30 June	1,151.7	1,146.8

(B) ALLOCATION OF GOODWILL

	2010	2009
	A$M	A$M

Australasia	21.8	20.9
North America	1,017.0	1,005.6
Europe	112.9	120.3

	1,151.7	1,146.8

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. For the North America segment, goodwill has been allocated to CGU’s as follows:

	2010	2009
	A$M	A$M

East	554.7	593.4
Houston	118.5	148.3
Rest of North America	343.8	263.9

	1,017.0	1,005.6

The goodwill that is allocated to the CGUs within Rest of North America, Australasia and Europe are not significant and do not account individually for more than 10% of total Group goodwill. The change in the goodwill balances above are due to acquisitions, re-allocations of goodwill to other CGUs and foreign exchange retranslations.
(C) GOODWILL IMPAIRMENT TESTING
Goodwill is tested for impairment annually in the fourth quarter of the financial year and whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. The recoverable amount of a CGU or groups of CGUs is the higher of its fair value less costs to sell and its value-in-use. An impairment loss recognised for goodwill is not reversed in a subsequent period.
(D) VALUATION METHODOLOGY AND KEY ASSUMPTIONS
The recoverable amount of each of the Group’s CGUs was determined based on value-in-use calculations. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business.
The value-in-use calculations use a 5-year cash flow projection which is based initially on the 2011 financial year budget (as approved by the Board) and a 4-year forecast prepared by management. The four-year forecast is developed using historical averages derived from four years of historical results and the 2011 financial year budget. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU. The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	89

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 13 — GOODWILL (CONTINUED)
(D) VALUATION METHODOLOGY AND KEY ASSUMPTIONS (CONTINUED)
The key assumptions used for the value-in-use calculations were as follows:

	DISCOUNT RATE (PRE-TAX)		GROWTH RATE
	2010	2009	2010	2009

Australasia	13.5—20.9	12.5—17.0	2.5	2.5
East	14.8	15.1	3.0	3.0
Houston	14.1	15.2	3.0	3.0
Rest of North America	12.5—15.7	13.8—16.2	3.0	3.0
Europe	11.3—13.2	12.5—14.5	1.5—2.5	1.5—2.5

(E) IMPAIRMENT CHARGES RECOGNISED
Year ended 30 June 2009
Australasia
In the year ended 30 June 2009, this segment recognised a non-cash impairment charge of A$0.9 million related to a secondary processing CGU. The CGU is a non-core business and the impairment was due to the closure of a business. After the impairment charge, this CGU had no remaining goodwill.
North America
In the year ended 30 June 2009, the North America segment recognised a non-cash impairment charge of A$190.2 million related to four CGUs which are included in “Rest of North America”. The impairment charge was due to the global economic crisis which impacted the CGUs directly by markedly lower commodity prices and diminished flows of scrap metals.
(F) IMPACT OF POSSIBLE CHANGES IN KEY ASSUMPTIONS
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an impairment charge of A$15.4 million would be required in respect of one CGU in Rest of North America. If discount rates were to increase by 1% for each CGU, an impairment charge of A$6.9 million would be required in respect of one CGU in Rest of North America.
NOTE 14 — INTANGIBLE ASSETS

	SUPPLIER
	RELATIONSHIPS	PERMITS	CONTRACTS	TRADE NAMES	OTHER	TOTAL
	A$M	A$M	A$M	A$M	A$M	A$M

At 30 June 2010
Cost	252.8	9.7	31.8	36.5	—	330.8
Accumulated impairment	—	(0.9)	—	—	—	(0.9)
Accumulated amortisation	(101.6)	—	(28.5)	(4.6)	—	(134.7)

Net book amount	151.2	8.8	3.3	31.9	—	195.2

Year ended 30 June 2010
Balance at 1 July	187.6	9.8	5.6	35.8	—	238.8
Acquisitions	5.4	0.5	0.1	—	—	6.0
Impairment charge	—	(0.9)	—	—	—	(0.9)
Amortisation charge	(30.5)	—	(2.1)	(2.2)	—	(34.8)
Foreign exchange differences	(11.3)	(0.6)	(0.3)	(1.7)	—	(13.9)

Balance at 30 June	151.2	8.8	3.3	31.9	—	195.2

At 30 June 2009
Cost	262.9	9.8	33.4	38.3	—	344.4
Accumulated amortisation	(75.3)	—	(27.8)	(2.5)	—	(105.6)

Net book amount	187.6	9.8	5.6	35.8	—	238.8

Year ended 30 June 2009
Balance at 1 July	189.9	4.3	9.5	31.8	0.1	235.6
Acquisitions	7.0	—	0.7	—	—	7.7
Transfers	(3.4)	3.5	—	—	(0.1)	—
Amortisation charge	(40.0)	—	(8.0)	(2.1)	—	(50.1)
Foreign exchange differences	34.1	2.0	3.4	6.1	—	45.6

Balance at 30 June	187.6	9.8	5.6	35.8	—	238.8

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
Intangible assets by segment are as follows:

	2010	2009
	A$M	A$M

North America	188.7	228.3
Australasia	0.4	0.5
Europe	6.1	10.0

	195.2	238.8

NOTE 15 — TRADE AND OTHER PAYABLES

	2010	2009
	A$M	A$M

Trade payables	430.4	293.4
Other payables	160.2	220.0
Deferred income	23.6	8.4

	614.2	521.8

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2.
NOTE 16 — BORROWINGS

	2010	2009
	A$M	A$M

Current borrowings:
Other borrowings	0.6	0.8

	0.6	0.8

Non-current borrowings:
Bank loans	116.2	173.4
Other borrowings	0.4	0.9

	116.6	174.3

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Company and some of its subsidiaries.
(A) RISK EXPOSURES
The Group’s exposure to interest rate risk as well as information relating to the facility arrangements is set out in Note 2.
(B) FAIR VALUE
The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.
NOTE 17 — PROVISIONS

	2010	2009
	A$M	A$M

Current:
Employee benefits	10.8	14.6
Legal provisions	13.3	16.2
Other	7.0	7.2

	31.1	38.0

Non-current:
Employee benefits	10.2	12.1
Environmental compliance	4.9	5.3
Contingent consideration — business combinations	4.8	14.2
Other	2.3	2.4

	22.2	34.0

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	91

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 17 — PROVISIONS (CONTINUED)
The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(d).
Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	CURRENT		NON-CURRENT
			CONTINGENT	ENVIRONMENTAL
	LEGAL	OTHER	CONSIDERATION	COMPLIANCE	OTHER
	A$M	A$M	A$M	A$M	A$M

Balance at 1 July	16.2	7.2	14.2	5.3	2.4
Reclassifications/transfers	—	2.2	(1.2)	—	0.5
Provisions recognised/(written-back) in profit or loss	(1.0)	(0.3)	—	0.2	0.5
Payments	(1.1)	(1.7)	(11.4)	(0.4)	(1.2)
Purchase accounting adjustments	—	—	4.8	—	—
Foreign exchange differences	(0.8)	(0.4)	(1.6)	(0.2)	0.1

Balance at 30 June	13.3	7.0	4.8	4.9	2.3

NOTE 18 — RETIREMENT BENEFIT OBLIGATIONS
The Group operates various defined benefit plans for certain employees. The plans provide benefits based on years of service and/or final average salary.
The following sets out details in respect of the defined benefits sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 7.
(A) STATEMENT OF FINANCIAL POSITION AMOUNTS
The amounts recognised in the statement of financial position are determined as follows:

	2010	2009
	A$M	A$M

Present value of the defined benefit obligation	72.9	73.4
Fair value of defined benefit plan assets	(61.9)	(62.2)

Net liability in the statement of financial position	11.0	11.2

The Group has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.
(B) CATEGORIES OF PLAN ASSETS
The major categories of plan assets are as follows:

	2010	2009
	A$M	A$M

Cash	8.4	15.5
Equity instruments	34.6	36.4
Debt instruments	12.9	7.0
Property	6.0	3.3

Total plan assets	61.9	62.2

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(C) RECONCILIATIONS

	2010	2009
	A$M	A$M

Reconciliation of the present value of the defined benefit obligation, which is partly funded:
Balance at 1 July	73.4	81.6
Current service cost	1.4	2.1
Interest cost	3.7	5.0
Actuarial loss (gain)	8.4	(8.7)
Benefits paid	(5.0)	(9.7)
Contributions paid by members	0.4	0.5
Plan changes	—	0.2
Settlements	(4.0)	—
Foreign exchange differences	(5.4)	2.4

Balance at 30 June	72.9	73.4

Reconciliation of the fair value of plan assets:
Balance at 1 July	62.2	76.7
Expected return on plan assets	3.6	5.5
Actuarial gain (loss)	4.6	(16.9)
Contributions by Group	5.1	3.8
Contributions paid by members	0.4	0.5
Benefits paid	(5.0)	(9.7)
Settlements	(3.9)	—
Foreign exchange differences	(5.1)	2.3

Balance at 30 June	61.9	62.2

(D) EXPENSE RECOGNISED IN PROFIT OR LOSS

	2010	2009	2008
	A$M	A$M	A$M

Current service cost	1.4	2.1	2.1
Interest cost	3.7	5.0	3.9
Expected return on plan assets	(3.6)	(5.5)	(5.5)

	1.5	1.6	0.5

Actual return on plan assets	8.2	(11.3)	(6.4)

(E) ACTUARIAL GAINS AND LOSSES RECOGNISED IN OTHER COMPREHENSIVE INCOME

	2010	2009	2008
	A$M	A$M	A$M

Cumulative amount at 1 July	(13.9)	(5.7)	5.5
Recognised during the period	(3.8)	(8.2)	(11.2)

Cumulative amount at 30 June	(17.7)	(13.9)	(5.7)

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	93

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 18 — RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)
(F) PRINCIPAL ACTUARIAL ASSUMPTIONS

	%
	2010	2009	2008

Australia
Discount rate	4.2	4.6	5.5
Expected rate of return on plan assets	7.3	8.0	8.0
Future salary increases	4.0	3.0	5.0

United Kingdom
Discount rate	5.3	6.2	6.2
Expected rate of return on plan assets	5.4	6.1	6.4
Future salary increases	3.6	4.0	5.0

United States
Discount rate	5.5	6.5	6.0
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.5	3.5	3.5

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(G) EMPLOYER CONTRIBUTIONS
Employer contributions to the defined benefit section of the plans are based on recommendations of actuarial advisors of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2010.
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2010, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2011 is A$2.2 million for Australia, A$1.5 million for the United Kingdom, and A$1.0 million for the United States.
(H) HISTORIC SUMMARY

	2010	2009	2008	2007	2006
	A$M	A$M	A$M	A$M	A$M

Defined benefit plan obligation	72.9	73.4	81.6	70.0	87.0
Plan assets	(61.9)	(62.2)	(76.8)	(77.4)	(82.2)

Deficit/(surplus)	11.0	11.2	4.8	(7.4)	4.8

Experience adjustments arising on plan liabilities	8.4	(8.7)	(0.5)	(2.8)	(2.6)

Experience adjustments arising on plan assets	(4.6)	16.9	11.8	(3.9)	(3.3)

94

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 19 — CONTRIBUTED EQUITY
(A) SHARE CAPITAL
Ordinary shares, which have no par value, trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. The Company does not have a limited amount of authorised capital. The Company’s shares also trade on the New York Stock Exchange in the form of American Depository Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares, including participation in dividends and voting rights. Movements in ordinary shares are as follows:

	NUMBER
	OF SHARES	A$M

Balance at 1 July 2008	180,416,948	2,325.9
Issued under long-term incentive plans	257,282	—
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	27,838	0.4
Issued under the DRP	1,384,554	26.6
Shares issued to employees for integration bonus	60,096	—

Balance at 30 June 2009	182,146,718	2,352.9

Issued under long-term incentive plans	224,361	0.5
Issued under the DRP	442,346	9.2
Issued under the Institutional Placement[1]	19,047,620	391.4
Issued under the Share Purchase Plan[2]	1,973,398	41.2

Balance at 30 June 2010 for accounting purposes	203,834,443	2,795.2
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	46,831	—

Balance at 30 June 2010 per share register	203,881,274	2,795.2

1	On 20 November 2009, the Company issued 19,047,620 ordinary shares at A$21.00 per share.

2	On 17 December 2009, the Company issued 1,973,398 ordinary shares at A$21.00 per share.
(B) DIVIDEND REINVESTMENT PLAN
The Company operates a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2010 under the plan were at a 2.5% discount to the market price.
(C) CAPITAL RISK MANAGEMENT
The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure and manage effectively the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.
The Group’s gearing ratio is as follows:

	2010	2009
	A$M	A$M

Total borrowings	117.2	175.1
Less: cash and cash equivalents	(132.3)	(69.5)

Net debt	(15.1)	105.6
Plus: total equity	3,278.8	2,859.0

Total capital	3,263.7	2,964.6

Gearing ratio	—	3.6%
There have been no breaches of external obligations such as regulatory obligations or bank covenants.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	95

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 20 — RESERVES AND RETAINED EARNINGS
(A) RESERVES

	2010	2009
	A$M	A$M

Share-based payments reserve	53.7	38.4
Available-for-sale investments reserve	(0.8)	—
Cash flow hedging reserve	(0.7)	0.4
Foreign currency translation reserve	5.9	127.2

	58.1	166.0

(B) MOVEMENTS IN RESERVES

	2010	2009
	A$M	A$M

Share-based payments reserve
Balance at 1 July	38.4	36.1
Share-based payment expense	16.9	9.2
Shares issued to employees for integration bonus	—	0.8
Deferred tax on current year movements	(1.6)	(7.7)

Balance at 30 June	53.7	38.4

Available-for-sale investments reserve
Balance at 1 July	—	—
Revaluation — gross	(1.4)	—
Deferred tax	0.6	—

Balance at 30 June	(0.8)	—

Cash flow hedging reserve
Balance at 1 July	0.4	(0.6)
Revaluation — gross	(0.9)	0.6
Deferred tax on revaluation	0.2	(0.2)
Transfer to profit or loss — gross	(0.6)	—
Deferred tax on transfer	0.2	0.6

Balance at 30 June	(0.7)	0.4

Foreign currency translation reserve
Balance at 1 July	127.2	(209.9)
Currency translation differences arising during the year	(121.3)	337.1

Balance at 30 June	5.9	127.2

(C) RETAINED EARNINGS
Movements in retained earnings were as follows:

	2010	2009
	A$M	A$M

Balance at 1 July	340.1	682.3
Profit/(loss) after tax	126.7	(150.3)
Dividends paid	(38.6)	(186.5)
Actuarial loss on defined benefit plans, net of tax	(2.7)	(5.4)

Balance at 30 June	425.5	340.1

96

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(D) NATURE AND PURPOSE OF RESERVES
(I) SHARE-BASED PAYMENTS RESERVE
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(II) AVAILABLE-FOR-SALE INVESTMENTS RESERVE
Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(p) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.
(III) CASH FLOW HEDGING RESERVE
The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(r). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.
(IV) FOREIGN CURRENCY TRANSLATION RESERVE
Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(e) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of or borrowings forming part of the net investment are repaid.
NOTE 21 — DIVIDENDS
(A) RECOGNISED AMOUNTS

	2010	2009	2008
	A$M	A$M	A$M

Declared and paid during the year
Interim dividend 2010 paid at 10 cents per share franked 100% at a 30% tax rate	20.4	—	—
Final dividend 2009 paid at 10 cents per share franked 100% at a 30% tax rate	18.2	—	—
Interim dividend 2009 paid at 28 cents per share franked 100% at a 30% tax rate	—	50.9	—
Final dividend 2008 paid at 75 cents per share franked 23% at a 30% tax rate	—	135.6	—
Interim dividend 2008 paid at 55 cents per share franked 47% at a 30% tax rate	—	—	99.0
Final dividend 2007 paid at 60 cents per share franked 51% at a 30% tax rate	—	—	75.7

Total dividends paid	38.6	186.5	174.7
Shares issued under the DRP	(9.2)	(26.6)	(18.1)

Total cash dividends paid	29.4	159.9	156.6

(B) DIVIDENDS NOT RECOGNISED AT YEAR END
Since the end of the year, the Directors have determined the payment of a final dividend of 23 cents per share franked at 74% based on a 30% tax rate. The aggregate amount of the proposed dividend expected to be paid on 22 October 2010 out of consolidated retained earnings as at 30 June 2010, but not recognised as a liability at the end of the reporting period, is A$46.9 million (2009: A$18.2 million; 2008: A$135.4 million).
(C) FRANKED DIVIDENDS
The franked portions of the final dividends recommended after 30 June 2010 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2011.

	2010	2009
	A$M	A$M

Franking credits available for the subsequent financial years based on tax rate of 30% (2009: 30%)	16.2	27.5
The above amounts represent the balances of the franking account as at the reporting date, adjusted for:
•	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;
•	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

•	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.
The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of A$14.9 million (2009: A$7.8 million).

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	97

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 22 — CONTINGENCIES
(A) GUARANTEES
Details of guarantees provided by the Group for which no amounts are recognised in the consolidated financial statements are presented below.

	2010	2009
	A$M	A$M

Bank guarantees — subsidiaries	45.7	64.3
Borrowing guarantee — SA Recycling LLC	—	83.9

Total guarantees	45.7	148.2

The Company, subsidiaries, joint venture operations, jointly controlled entities and associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business.
As at 30 June 2010, SA Recycling LLC refinanced its debt obligations and the Group has not guaranteed their new credit facility.
(B) ENVIRONMENTAL CLAIMS
The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste; the discharge of materials and storm water into the environment; the management and treatment of wastewater and stormwater; and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors, including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.
(C) LEGAL CLAIMS
Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial position. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.
(D) TAX AUDITS
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s financial position from such audits or reviews.
(E) SUBSIDIARIES
Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed, as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.
NOTE 23 — COMMITMENTS
(A) CAPITAL COMMITMENTS
Capital expenditures contracted for at the reporting date but not recognised as liabilities is as follows:

	2010	2009
	A$M	A$M

Payable within one-year	26.3	34.2
Payable later than one-year but not later than five-years	0.7	0.5

	27.0	34.7

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(B) LEASE COMMITMENTS
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated, Lease commitments for operating leases are as follows:

	2010	2009
	A$M	A$M

Not later than one-year	59.0	69.8
Later than one-year, but not later than three-years	95.6	107.5
Later than three-years, but not later than five-years	41.1	53.2
Later than five-years	121.0	127.8

Total lease commitments not recognised as liabilities	316.7	358.3

The lease commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(C) REMUNERATION COMMITMENTS
The Group has entered into service agreements with key management personnel as referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation. Remuneration commitments for key management personnel are as follows:

	2010	2009
	A$M	A$M

Payable within one-year	2.6	7.8
Payable later than one-year but not later than five-years	2.3	4.7

Total remuneration commitments not recognised as liabilities	4.9	12.5

NOTE 24 — SHARE OWNERSHIP PLANS
The Company’s share ownership plans are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the share ownership plans can be in the form of options or share rights. Certain share ownership plans also provide for cash-settled rights which are determined by the Board.
An option is a contract that gives the holder the right, but not the obligation, to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Share rights are a contractual right to acquire the Company’s shares for nil consideration. Unless specified in the grants, holders of options and share rights are not entitled to dividends or voting rights.
(A) LONG-TERM INCENTIVE PLAN (“LTIP”)
In July 2003, the Company introduced a LTIP under which eligible employees may be invited to receive an award of options or share rights. Options have an exercise price based on the weighted average market price of the Company’s ordinary shares (or ADSs) during the five trading days up to the date of the grant. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2010 pursuant to the LTIP.
LTIP — OPTIONS
The fair value of options granted is independently determined using a Binomial method which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	ORDINARY SHARES				ADS
	2010		2009		2010		2009

Risk-free interest rate		5.2%		4.7%		2.7%		3.0%
Dividend yield		4.0%		3.9%		4.0%		3.9%
Volatility		49.0%		46.3%		59.0%		55.7%
Expected life (years)		4.2		4.3		4.3		4.3
Share price at grant date	A$	21.26	A$	20.10	US$	19.21	US$	16.07
Weighted average fair value	A$	6.78	A$	6.27	US$	6.56	US$	5.48

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	99

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 24 — SHARE OWNERSHIP PLANS (CONTINUED)
(A) LONG-TERM INCENTIVE PLAN (“LTIP”) (CONTINUED)
Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

		WEIGHTED			WEIGHTED
		AVERAGE			AVERAGE
	NUMBER	EXERCISE		NUMBER	EXERCISE
	OF OPTIONS	PRICE $		OF OPTIONS	PRICE $
OPTIONS OUTSTANDING	2010	2010		2009	2009

Ordinary Shares:
Balance at 1 July	558,792	A$	20.48	—	A$	0.00
Granted	270,207	A$	21.95	558,792	A$	20.48
Forfeited	(47,420)	A$	18.50	—	A$	0.00
Exercised	—	A$	0.00	—	A$	0.00

Balance at 30 June	781,579	A$	21.11	558,792	A$	20.48

Exercisable at 30 June	173,149	A$	20.68	—	A$	0.00

ADSs:
Balance at 1 July	1,182,472	US$	16.78	—	US$	0.00
Granted	729,933	US$	20.57	1,182,472	US$	16.78
Forfeited	(109,817)	US$	20.68	—	US$	0.00
Exercised	—	US$	0.00	—	US$	0.00

Balance at 30 June	1,802,588	US$	18.08	1,182,472	US$	16.78

Exercisable at 30 June	368,898	US$	16.51	—	US$	0.00

Information about outstanding and exercisable options as at 30 June 2010 is as follows:

	OUTSTANDING				EXERCISABLE
				WEIGHTED				WEIGHTED
		WEIGHTED		AVERAGE		WEIGHTED		AVERAGE
		AVERAGE		REMAINING		AVERAGE		REMAINING
	NUMBER OF	EXERCISE		CONTRACTUAL	NUMBER OF	EXERCISE		CONTRACTUAL
EXERCISE PRICE RANGE	OPTIONS	PRICE		LIFE (YEARS)	OPTIONS	PRICE		LIFE (YEARS)

Ordinary shares:
A$8 — A$20	231,919	A$	15.06	5.55	77,307	A$	15.06	5.55
A$20 — A$30	549,660	A$	23.66	6.20	95,842	A$	25.22	5.97

	781,579	A$	21.11	6.01	173,149	A$	20.68	5.78

ADSs:
US$8 — US$20	466,562	US$	10.71	5.62	155,519	US$	10.71	5.62
US$20 — US$30	1,336,026	US$	20.65	6.21	213,379	US$	20.73	5.97

	1,802,588	US$	18.08	6.06	368,898	US$	16.51	5.82

LTIP — SHARE RIGHTS
The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a Total Shareholder Return (“TSR”) performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	ORDINARY SHARES				ADS
	2010		2009		2010		2009

Dividend yield		4.0%		4.0%		4.0%		4.0%
Risk-free interest rate		5.2%		4.1%		2.7%		2.5%
Volatility		49.0%		44.6%		59.0%		54.0%
Share price at grant date	A$	21.26	A$	16.04	US$	19.26	US$	12.30

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

		WEIGHTED			WEIGHTED
		AVERAGE			AVERAGE
	NUMBER	FAIR VALUE AT		NUMBER	FAIR VALUE AT
	OF SHARES	GRANT DATE $		OF SHARES	GRANT DATE $
RIGHTS OUTSTANDING	2010	2010		2009	2009

Ordinary Shares:
Non-vested balance at 1 July	930,775	A$	24.07	1,124,468	A$	25.36
Granted	125,323	A$	15.95	98,785	A$	13.03
Forfeited/cancelled	(215,070)	A$	23.98	(35,196)	A$	24.71
Vested	(187,188)	A$	23.77	(257,282)	A$	25.37

Non-vested balance at 30 June	653,840	A$	22.63	930,775	A$	24.07

ADSs:
Balance at 1 July	198,039	US$	9.41	—		—
Granted	581,832	US$	12.68	198,039	US$	9.41
Forfeited/cancelled	(20,668)	US$	12.11	—		—
Vested	(5,173)	US$	18.80	—		—

Non-vested balance at 30 June	754,030	US$	11.80	198,039	US$	9.41

LTIP — SHARE RIGHTS
Share rights with performance conditions vest after a period of one to five years, but only if the performance hurdle has been met. Performance hurdles are either based on TSR or on non-market based performance criteria. In the year ended 30 June 2010, 115,548 share rights were forfeited as the performance conditions were not satisfied.
Performance-based share right grants made in the years ended 30 June 2009 and 30 June 2010 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.
(B) FORMER EXECUTIVE LONG-TERM INCENTIVE PLAN (“LTI SHARE PLAN”)
The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest-bearing employee loan. The loans are repayable in full within five-years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vests with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three-years, while non-market-based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five-years. There is no reward if less than 5% EPS growth is achieved.
Holders of these shares are entitled to dividends over the term of the relevant vesting period. No further grants are being made pursuant to the LTI Share Plan. The following table sets out details of outstanding shares granted under the LTI Share Plan:

		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
	NUMBER	PURCHASE	NUMBER	PURCHASE
	OF SHARES	PRICE A$	OF SHARES	PRICE A$
	2010	2010	2009	2009

Balance at 1 July	80,851	$17.66	108,689	$17.21
Forfeited	(34,020)	$18.73	—	$0.00
Exercised	—	$0.00	(27,838)	$15.90

Balance at 30 June	46,831	$16.88	80,851	$17.66

Exercisable at 30 June	46,831	$16.88	46,831	$16.88

Shares forfeited during the year ended 30 June 2010 were a result of performance conditions not being satisfied.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	101

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 24 — SHARE OWNERSHIP PLANS (CONTINUED)
(C) TRANSITION INCENTIVE SHARE PLAN RELATED TO THE METAL MANAGEMENT MERGER
In accordance with the terms and conditions of the merger agreement with Metal Management Inc, the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(I) SHARE OPTIONS
The options assumed were held by the former directors of Metal Management Inc who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc. The following table sets out details of outstanding options under the SGLTIP:

		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
	NUMBER	EXERCISE	NUMBER	EXERCISE
	OF OPTIONS	PRICE US$	OF OPTIONS	PRICE US$
	2010	2010	2009	2009

Balance at 1 July	738,000	$15.54	738,000	$15.54
Exercised	(32,000)	$15.29	—	$0.00

Balance at 30 June	706,000	$15.58	738,000	$15.54

Exercisable at 30 June	706,000	$15.58	738,000	$15.54

For options exercised during the year ended 30 June 2010, the weighted average share price at the date of exercise was US$22.33 (2009: nil). The weighted average contractual life of options outstanding as at 30 June 2010 was 2.90 years (2009: 3.80 years).
(II) RESTRICTED SHARES
The restricted shares assumed were held by former employees of Metal Management Inc who are now employed by the Group. The restricted shares vest evenly over three-years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADSs of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date.
Set out below is a summary of restricted shares under the SGLTIP:

		WEIGHTED		WEIGHTED
		AVERAGE FAIR		AVERAGE FAIR
	NUMBER	VALUE AT	NUMBER	VALUE AT
	OF SHARES	GRANT DATE	OF SHARES	GRANT DATE
	2010	US$2010	2009	US$2010

Non-vested balance at 1 July	142,281	$25.27	249,485	$25.27
Forfeited	(12,916)	$25.27	(29,179)	$25.27
Vested	(68,399)	$25.27	(78,025)	$25.27

Non-vested balance at 30 June	60,966	$25.27	142,281	$25.27

(D) NON-EXECUTIVE DIRECTOR (“NED”) SHARE PLAN
Participation in the NED Share Plan is voluntary and all NEDs are eligible to participate. Under the NED Share Plan, NEDs elect to sacrifice all or part of their director fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating NEDs.
Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. In the year ended 30 June 2010, nil shares (2009: 2,640 shares) were allocated to participating NEDs.
(E) EFFECT OF SHARE-BASED PAYMENTS ON PROFIT OR LOSS
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2010 was A$0.4 million (2009: A$0.2 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors’ Report for information regarding each key management person.
(A) KEY MANAGEMENT PERSONNEL COMPENSATION

	2010	2009
	A$	A$

Short-term benefits	11,989,245	19,434,908
Long-term benefits	2,050,041	166,344
Post-employment benefits	784,335	616,273
Termination benefits	1,551,200	3,130,316
Share-based payments	7,249,463	5,167,311

	23,624,284	28,515,152

The Group has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL
(I) OPTIONS PROVIDED AS REMUNERATION AND SHARES ISSUED ON EXERCISE OF SUCH OPTIONS
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report.
(II) SHARE HOLDINGS
The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

		RECEIVED ON		OTHER
		EXERCISE OF		CHANGES
2010	BALANCE AT	OPTIONS OR	PURCHASES/	DURING	BALANCE AT
NAME	1 JULY 2009	RIGHTS	(SALES)	THE YEAR	30 JUNE 2010

Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
G Brunsdon[1]	—	—	—	3,870	3,870
M Feeney	26,674	—	1,115	—	27,789
R Lewon (ADS)	—	32,000	(32,000)	—	—
P Mazoudier[2]	15,201	—	—	(15,201)	—
G Morris (ADS)	20,000	—	5,000	—	25,000
C Renwick	3,144	—	—	—	3,144
P Varello (ADS)	30,825	—	21,300	—	52,125

Executive Directors:
D Dienst (ADS)	1,156,872	—	(555,579)	—	601,293
J Sutcliffe[3]	32,577	—	—	(32,577)	—

Senior Executives:
G Davy	3,003	54,683	—	—	57,686
R Kelman (ADS)	30,048	14,931	(30,000)	—	14,979
R Larry (ADS)	90,972	—	(10,000)	—	80,972
D McGree	11,924	30,175	—	—	42,099
A Ratner (ADS)	101,249	—	(13,290)	—	87,959

1	Mr Brunsdon was appointed to the Board on 20 November 2009. Other changes comprise 3,851 shares held by Mr Brunsdon on the date of his appointment and 19 shares acquired through the DRP.

2	Mr Mazoudier retired from the Board on 20 November 2009. Other changes for Mr Mazoudier represent his share holdings on the date of his retirement.

3	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Other changes for Mr Sutcliffe represent his share holdings on 26 August 2009.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	103

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)
(B) EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL (CONTINUED)
(II) SHARE HOLDINGS (CONTINUED)

		RECEIVED ON		OTHER
		EXERCISE OF		CHANGES
2009	BALANCE AT	OPTIONS OR	PURCHASES/	DURING	BALANCE AT
NAME	1 JULY 2008	RIGHTS	(SALES)	THE YEAR	30 JUNE 2009

Non-Executive Directors:
N Bobins (ADS)	54,600	—	—	—	54,600
M Feeney	25,734	—	940	—	26,674
P Mazoudier	14,639	—	562	—	15,201
G Morris (ADS)	20,000	—	—	—	20,000
C Renwick	1,444	—	1,700	—	3,144
P Varello (ADS)	6,225	—	24,600	—	30,825

Executive Directors:
D Dienst (ADS)	1,156,872	—	—	—	1,156,872
R Cunningham[1]	—	32,433	(14,989)	(17,444)	—
J Sutcliffe	52,255	82,577	(102,255)	—	32,577

Senior Executives:
T Bird[2]	—	6,732	(6,732)	—	—
G Davy	3,003	12,903	(12,903)	—	3,003
R Kelman (ADS)[3]	—	14,931	(14,931)	30,048	30,048
R Larry (ADS)	90,972	—	—	—	90,972
D McGree	—	11,924	—	—	11,924
A Ratner (ADS)[3]	74,316	—	(3,115)	30,048	101,249

1	Mr Cunningham retired from the Board on 21 November 2008. Other changes for Mr Cunningham represent his share holdings on the date of his retirement.

2	The Company accepted the resignation of Mr Bird on 17 August 2009.

3	Other changes for Messrs Kelman and Ratner represent shares they each received as part of an integration bonus.
(III) OPTION HOLDINGS
The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

2010	BALANCE AT				BALANCE AT
NAME	1 JULY 2009	GRANTED	EXERCISED	FORFEITED	30 JUNE 2010	VESTED	UNVESTED

Non-Executive Directors:
R Lewon (ADS)	123,000	—	(32,000)	—	91,000	91,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—

Executive Directors:
D Dienst (ADS)	591,654	178,037	—	—	769,691	470,551	299,140
J Sutcliffe[1]	135,435	—	—	—	135,435	45,145	90,290

Senior Executives:
T Bird[2]	39,347	—	—	(39,347)	—	—	—
G Davy	48,950	37,231	—	—	86,181	16,317	69,864
R Kelman (ADS)	87,664	44,914	—	—	132,578	29,221	103,357
R Larry (ADS)	109,580	56,142	—	—	165,722	36,526	129,196
D McGree	47,534	46,908	—	—	94,442	15,845	78,597
A Ratner (ADS)	87,664	44,914	—	—	132,578	29,221	103,357

1	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Balance represents options that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.

2	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his outstanding options.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

2009	BALANCE AT				BALANCE AT
NAME	1 JULY 2008	GRANTED	EXERCISED	FORFEITED	30 JUNE 2009	VESTED	UNVESTED

Non-Executive Directors:
R Lewon (ADS)	123,000	—	—	—	123,000	123,000	—
G Morris (ADS)	205,000	—	—	—	205,000	205,000	—

Executive Directors:
D Dienst (ADS)	410,000	181,654	—	—	591,654	410,000	181,654
J Sutcliffe	—	135,435	—	—	135,435	—	135,435

Senior Executives:
T Bird	—	39,347	—	—	39,347	—	39,347
G Davy	—	48,950	—	—	48,950	—	48,950
R Kelman (ADS)	—	87,664	—	—	87,664	—	87,664
R Larry (ADS)	—	109,580	—	—	109,580	—	109,580
D McGree	—	47,534	—	—	47,534	—	47,534
A Ratner (ADS)	—	87,664	—	—	87,664	—	87,664

(IV) RIGHTS AND AWARD HOLDINGS
The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, are set out below.

2010	BALANCE AT				OTHER	BALANCE AT
NAME	1 JULY 2009	GRANTED	VESTED	FORFEITED	CHANGES	30 JUNE 2010

Executive Directors:
D Dienst (ADS)	61,092	197,006	—	—	—	258,098
J Sutcliffe[1]	258,344	—	—	(23,982)	(86,212)	148,150

Senior Executives:
T Bird[2]	62,773	—	—	(62,773)	—	—
G Davy	99,655	16,928	(54,683)	(3,823)	—	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	—	—	88,755
R Larry (ADS)	48,225	47,696	—	—	—	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	—	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	—	—	72,653

1	Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the “good-leaver” provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.

2	The Company accepted Mr Bird’s resignation on 17 August 2009 and, as a result, he forfeited his unvested rights.

2009	BALANCE AT			BALANCE AT
NAME	1 JULY 2008	GRANTED	VESTED	30 JUNE 2009

Executive Directors:
D Dienst (ADS)	—	61,092	—	61,092
R Cunningham[1]	81,836	—	(32,433)	49,403
J Sutcliffe	296,481	44,440	(82,577)	258,344

Senior Executives:
T Bird	54,785	14,720	(6,732)	62,773
G Davy	94,246	18,312	(12,903)	99,655
R Kelman (ADS)	54,506	38,580	(14,931)	78,155
R Larry (ADS)	—	48,225	—	48,225
D McGree	66,737	16,313	(11,924)	71,126
A Ratner (ADS)	25,625	38,580	(8,541)	55,664

1	Mr Cunningham retired from the Board on 21 November 2008. Balance represents awards that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	105

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 25 — KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)
(C) OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.
During the year ended 30 June 2010, a company related to Mr Varello was paid US$8,887 for safety consulting and administrative services (2009: US$9,145).
Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his director remuneration is paid directly to Mitsui. During the year ended 30 June 2010, the Group paid A$119,533 to Mitsui for director remuneration for Mr Sukagawa.
NOTE 26 — REMUNERATION OF AUDITORS
It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC of the Board in accordance with the Group Independence Policy.
The following fees were paid and payable for services provided by the auditor of the Group, its related practices and non-related audit firms:

	2010	2009
	A$’000	A$’000

PricewaterhouseCoopers — Australian Firm:
Audit of financial statements	2,042	4,066
Sarbanes-Oxley readiness advice	—	1,705
Taxation services	30	213
Other assurance related services	499	110

	2,571	6,094

Related practices of PricewaterhouseCoopers — Australian Firm:
Audit of financial statements	3,207	4,319
Sarbanes-Oxley readiness advice	—	506
Taxation services	523	710
Acquisition due diligence and other	86	31

	3,816	5,566

Total remuneration for PricewaterhouseCoopers	6,387	11,660

NOTE 27 — BUSINESS COMBINATIONS AND DISPOSALS
(A) SUMMARY OF ACQUISITIONS
During the year ended 30 June 2010, the Group acquired the following businesses:
•	On 3 July 2009, the Group purchased the assets and business of Fairless Iron & Metal. The business is a ferrous and non-ferrous metal recycler and is based in Morrisville, Pennsylvania in the United States.

•	On 1 September 2009, the Group purchased the assets and business of Technorecycle Buromaschinen Verwertung GmbH. This e-recycling business specialises in asset recovery and is located near Frankfurt in Hochheim am Main, Germany.

•	On 18 November 2009, the Group obtained control of Port Albany Ventures by acquiring 50% of the joint venture interest that it previously did not own. As a result the Group’s equity interest in Port Albany increased from 50% to 100%. Port Albany is a mixed-use bulk material stevedoring operation located in Bethlehem, New York in the United States.

•	On 1 April 2010, the Group purchased the assets and business of Border Metals Pty Ltd. The business is a ferrous and non-ferrous metal recycler and is located in Victoria, Australia.
Had the above acquisitions occurred on 1 July 2009, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post-acquisition was not significant.

106

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(B) PURCHASE CONSIDERATION AND ASSETS AND LIABILITIES ACQUIRED
Details of the aggregate purchase consideration and cash outflow are as follows:

A$M

Cash paid for current year acquisitions	100.6
Payments for deferred consideration and contingent consideration on prior year acquisitions	13.5
Cash acquired	(0.7)

Cash outflow for acquisitions	113.4

Assets and liabilities arising from current year acquisitions are as follows:

FAIR
VALUE
A$M

Cash	0.7
Trade and other receivables	3.0
Inventories	1.0
Property, plant and equipment (Note 12)	41.9
Deferred tax asset	0.5
Identified intangible assets (Note 14)	6.0
Trade and other payables	(2.1)
Borrowings	(0.4)

Net assets acquired	50.6

Goodwill recognised from current year acquisitions are as follows:

A$M

Total cash consideration	100.6
Fair value of previously held equity interest in Port Albany	14.3
Less: net assets acquired	(50.6)

Goodwill on acquisition	64.3

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.
(C) ACQUISITION OF METAL MANAGEMENT
On 14 March 2008, the Company purchased the issued capital of Metal Management for A$1.5 billion. The consideration comprised 53,473,817 ordinary shares (in the form of American Depositary Shares) with a fair value of A$1.5 billion, the assumption of outstanding share options with a fair value of A$10.5 million and transaction costs of A$19.5 million. Metal Management was one of the largest full service scrap metal recyclers in the United States, with 50 locations in 17 states. The acquisition was made to expand the Group’s presence in the North American scrap recycling market.
If the acquisition of Metal Management had occurred on 1 July 2007, revenues and net profit of the Group would have been A$10.2 billion and A$493.0 million, respectively, for the year ended 30 June 2008. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of Metal Management to reflect additional depreciation and amortisation expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007, together with the consequential tax effects.
(D) DISPOSALS
On 15 January 2010, the Group sold the assets of its Aluminium Salt Slag business in Australia. The consideration was not significant to the Group. The sale was part of the Group’s announced strategy of disposing of its non-core assets.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	107

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 28 — SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2010	2009

Sims Metal Management Limited
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
PNG Recycling Limited	PNG	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Sims Group Canada Holdings Limited	Canada	100%	100%
Sims Group Mauritius Limited	Mauritius	100%	100%
Trishyiraya Recycling India Private Ltd	India	100%	100%
Sims Tyrecycle Properties Pty Ltd	Australia	100%	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Energy Pty Limited	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Industries Limited	New Zealand	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Sims Manufacturing Pty Limited	Australia	100%	100%
Simsmetal Executive Staff Superannuation Pty Limited	Australia	100%	100%
Sims Superannuation Management Pty Limited	Australia	100%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Sims Recycling Solutions Pte Limited	Singapore	100%	100%
Sims Recycling Solutions Africa Pty Ltd (ii)	Africa	100%	—
Simsmetal Staff Equity Pty Limited	Australia	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Mirec BV	The Netherlands	100%	100%
Sims Recycling Solutions Cooperatief B.A. (ii)	The Netherlands	100%	—
Sims Recycling Solutions NV	Belgium	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Technorecycle GmBH (ii)	Germany	100%	—
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Accu-Shred Limited	Canada	100%	100%
Sims Recycling Solutions SARL	France	100%	100%
Sims Recycling Solutions Inc	USA	100%	100%
Sims Recycling Solutions Holdings Inc	USA	100%	100%
Global Investment Recovery, Inc	USA	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010

		EQUITY HOLDING %
NAME OF ENTITY	COUNTRY OF INCORPORATION	2010	2009

United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management Inc	USA	100%	100%
MM Metal Dynamics Holdings Inc	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
TH Properties LLC	USA	100%	100%
Metal Management Midwest Inc	USA	100%	100%
CIM Trucking Inc	USA	100%	100%
Metal Management Indiana Inc	USA	100%	100%
Metal Management Memphis LLC	USA	100%	100%
Metal Management Ohio Inc	USA	100%	100%
SMM — North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh Inc	USA	100%	100%
Metal Management Aerospace Inc	USA	100%	100%
Metal Management West Coast Holdings Inc	USA	100%	100%
Metal Management West Inc	USA	100%	100%
Metal Management Arizona LLC	USA	100%	100%
Proler Southwest GP Inc	USA	100%	100%
Metal Management Proler Southwest Inc	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama Inc	USA	100%	100%
Metal Management Mississippi Inc	USA	100%	100%
Naporano Iron & Metal Inc	USA	100%	100%
Metal Management Northeast Inc	USA	100%	100%
Metal Management Connecticut Inc	USA	100%	100%
New York Recycling Ventures Inc	USA	100%	100%
Metal Management New Haven Inc	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures LLC (ii)	USA	100%	50%

(i)	These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.

(ii)	These subsidiaries were acquired or incorporated during the year.
The voting power held in each subsidiary is proportionate to the equity holdings.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	109

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 28 — SUBSIDIARIES (CONTINUED)
DEED OF CROSS GUARANTEE
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained earnings and a consolidated statement of financial position for the Closed Group.

	2010	2009
	A$M	A$M

(i) Condensed consolidated income statement
Profit before income tax	40.6	244.3
Income tax expense	(12.5)	(1.4)

Profit after tax	28.1	242.9

(ii) Summary of movements in consolidated retained earnings
Balance at 1 July	172.9	113.6
Transfer to reserves	(0.6)	—
Profit for the year	28.1	242.9
Actuarial (loss)/gain on defined benefit plan, net of tax	(7.3)	2.9
Dividends provided for or paid	(38.6)	(186.5)

Balance at 30 June	154.5	172.9

(iii) Consolidated statement of financial position
ASSETS
Current assets
Cash and cash equivalents	16.5	19.3
Trade and other receivables	385.5	275.0
Current tax receivable	—	16.6
Inventory	137.4	82.3
Other financial assets	—	3.1

Total current assets	539.4	396.3

Non-current assets
Receivables	2.0	2.4
Investments accounted for using the equity method	19.9	18.5
Other financial assets	2,502.7	2,303.0
Property, plant and equipment	103.0	101.5
Deferred tax assets	22.0	15.4
Goodwill	14.9	15.3
Intangible assets	0.4	0.5

Total non-current assets	2,664.9	2,456.6

Total assets	3,204.3	2,852.9

LIABILITIES
Current liabilities
Trade and other payables	143.1	266.5
Other financial liabilities	4.0	0.8
Current tax liabilities	25.3	—
Provisions	9.7	12.2

Total current liabilities	182.1	279.5

Non-current liabilities
Deferred tax liabilities	9.5	4.4
Provisions	7.0	8.8
Retirement benefit obligations	4.0	6.1

Total non-current liabilities	20.5	19.3

Total liabilities	202.6	298.8

Net assets	3,001.7	2,554.1

EQUITY
Contributed equity	2,795.2	2,352.9
Reserves	52.0	28.3
Retained earnings	154.5	172.9

Total equity	3,001.7	2,554.1

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 29 — INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
(A) CARRYING AMOUNTS OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

				CARRYING AMOUNT
NAME OF ASSOCIATE OR	COUNTRY OF	OWNERSHIP INTEREST %		2010	2009
JOINTLY CONTROLLED ENTITY	INCORPORATION	2010	2009	A$M	A$M

SA Recycling LLC	USA	50%	50%	314.3	329.9
Metal Management Nashville LLC	USA	50%	50%	14.0	22.4
Rondout Iron & Metal LLC	USA	50%	50%	0.9	0.6
Port Albany Ventures LLC1	USA	100%	50%	—	6.6
Richmond Steel Recycling Ltd	Canada	50%	50%	19.8	21.6
LMS Generation Pty Ltd	Australia	50%	50%	19.9	18.5
Australia Refined Alloys Pty Ltd	Australia	50%	50%	—	—
Extruded Metals Ltd	New Zealand	33%	33%	0.6	0.6

				369.5	400.2

1	On 18 November 2009, the Group obtained control of Port Albany by acquiring the remaining 50% of the joint venture. As a result, the Group’s equity interest in Port Albany increased from 50% to 100%.
(B) MOVEMENTS IN CARRYING AMOUNTS

	2010	2009
	A$M	A$M

Balance at 1 July	400.2	332.2
Share of profit before tax	17.5	57.6
Associates share of income tax expense	(2.4)	(2.6)
Accretion of deferred gain to equity accounted profit	2.7	3.2
Dividends received	(19.6)	(41.5)
Return of capital from jointly controlled entities	(0.4)	(3.6)
Purchase of remaining 50% interest in Port Albany	(5.6)	—
Impairment of investment in Metal Management Nashville LLC	(5.7)	—
Other	—	1.7
Foreign exchange differences	(17.2)	53.2

Balance at 30 June	369.5	400.2

(c) Share of associates’ and jointly controlled entities’ profit
Profit before income tax	14.5	60.8
Associates’ share of income tax expense	(2.4)	(2.6)

Profit after income tax recognised in equity accounted investment	12.1	58.2
Jointly controlled entities income tax[1]	(2.4)	(19.2)

Associates’ and jointly controlled entities’ profit after tax	9.7	39.0

1	The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense. Refer to Note 8.
(C) PORT ALBANY
At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain calculated as follows:

A$M

Fair value of 50% interest in Port Albany	14.3
Carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	111

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 29 — INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (CONTINUED)
(D) SA RECYCLING LLC
On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC. The jointly controlled entity, SA Recycling LLC, operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico. In accordance with AASB 128 (IAS 28) Investments in Associates and AASB 131 (IAS 31) Interests in Joint Ventures, the SA Recycling LLC is a jointly controlled entity accounted for under the equity method.
The fair values of assets and liabilities contributed to SA Recycling LLC at 1 September 2007 were as follows:

	BOOK VALUE A$M	FAIR VALUE A$M	NON-CASH GAIN A$M

Property, plant and equipment	71.4	79.8	(8.4)
Goodwill and intangible assets	196.5	265.7	(69.2)
Non-current provisions	(3.2)	(3.2)	—

	264.7	342.3	(77.6)

In accordance with UIGI 113 (SIC 13) Jointly Controlled Entities — Non-Monetary Contributions by Venturers, the portion of the non-cash gain attributable to the equity interest of the other venturer, in this instance 50%, was recognised immediately on contribution of assets to the SA Recycling LLC jointly controlled entity. This has been recognised in other income as disclosed in Note 6. The remaining 50% of the non-cash gain for intangibles has been allocated to reduce the cost of the equity accounted investment and will be recognised progressively over the remaining useful life of the assets to which it relates. The remaining 50% of the non-cash gain for property, plant and equipment has been allocated to reduce the cost of the equity accounted investment and will be recognised if the land to which the gain relates is sold.
(E) SUMMARISED FINANCIAL INFORMATION OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2010	2009
GROUP’S SHARE OF ASSETS AND LIABILITIES	A$M	A$M

Current assets	104.0	92.1
Non-current assets	289.8	313.4

Total assets	393.8	405.5

Current liabilities	30.0	34.1
Non-current liabilities	100.0	102.2

Total liabilities	130.0	136.3

Net assets	263.8	269.2

	2010	2009	2008
GROUP’S SHARE OF REVENUE, EXPENSES AND RESULTS	A$M	A$M	A$M

Revenues	596.3	814.2	699.9
Expenses	(578.8)	(756.6)	(637.6)

Profit before income tax	17.5	57.6	62.3

(F) CONTINGENT LIABILITIES AND CAPITAL COMMITMENTS
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
(G) JOINTLY CONTROLLED OPERATIONS
The Group accounts for its 50% interest in Sims Pacific Metals joint venture under the proportionate consolidation method. Sims Pacific Metals is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the statement of financial position under the classifications shown below:

	2010 A$M	2009 A$M

Current assets	17.0	10.2
Non-current assets	6.9	7.6

Total assets	23.9	17.8

Current liabilities	18.9	10.2
Non-current liabilities	0.1	3.2

Total liabilities	19.0	13.4

Net assets	4.9	4.4

The Group’s share of the jointly controlled operations’ contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.
NOTE 30 — RELATED PARTY TRANSACTIONS
(A) KEY MANAGEMENT PERSONNEL
Disclosures relating to key management personnel are set out in Note 25.
(B) OUTSTANDING LOANS OR BALANCES ARISING FROM TRANSACTIONS WITH RELATED ENTITIES
There were no outstanding loans or balances at the end of the reporting period in relation to transactions with related parties.
(C) TRANSACTIONS WITH RELATED PARTIES
The following transactions occurred with related parties:

	2010 A$M	2009 A$M

Superannuation contribution to superannuation funds on behalf of employees	5.7	7.7

(D) TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2010 A$M	2009 A$M	2008 A$M

Sales	85.0	70.7	8.3
Purchases	764.2	1,139.6	689.6
Management fees and commissions	10.7	11.5	10.0
Other costs	0.2	0.4	0.3

(E) OUTSTANDING BALANCES ARISING FROM TRANSACTIONS WITH ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2010 A$M	2009 A$M

Current receivables	4.0	16.3
Current payables	42.1	18.8

(F) TERMS AND CONDITIONS
The terms and conditions of the tax funding agreement are set out in Note 8. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	113

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 31 — PARENT ENTITY FINANCIAL INFORMATION
The Company was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (ÒSGAHLÓ) (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in SGAHL exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by AASB 3 (IFRS 3), Business Combinations, SGAHL was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition. Accordingly, the consolidated Financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated Financial statements of SGAHL. SGAHL, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(A) SUMMARY FINANCIAL INFORMATION

	2010	2009
	A$M	A$M

Statement of Financial position
Current assets	20.4	14.7
Total assets	4,252.1	4,041.4

Current liabilities	75.6	284.8
Total liabilities	77.5	284.8

Shareholder’s equity
Contributed equity	4,115.9	3,673.6
Reserves	53.7	38.4
Retained earnings	5.0	44.6

	4,174.6	3,756.6

(Loss)/profit for the year	(1.0)	230.2

Total comprehensive (loss)/income	(1.0)	230.2

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a DCG to which the Parent is also a party. Refer to Note 28.
(B) GUARANTEES ENTERED INTO BY THE PARENT ENTITY
The Parent has not provided Financial guarantees for which a liability has been recognised in the Parent’s statement of Financial position.
(C) CONTINGENT LIABILITIES OF THE PARENT ENTITY

	2010	2009
	A$M	A$M

Bank guarantees — subsidiaries	39.9	54.8
Borrowing guarantee — SA Recycling LLC	—	83.9

	39.9	138.7

As at 30 June 2010, SA Recycling LLC refinanced its debt obligations and the Company has not guaranteed the new credit facility.
(D) LEASE COMMITMENTS

	2010	2009
	A$M	A$M

Not later than one-year	2.1	1.1
Later than one-year, but not later than three-years	4.3	3.9
Later than three-years, but not later than Five-years	4.4	3.9
Later than Five-years	51.2	50.4

Total lease commitments not recognised as liabilities	62.0	59.3

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 32 — EARNINGS PER SHARE

	2010	2009	2008

Earnings/(loss) per share as previously reported (in cents)
Basic	64.9	(82.9)	310.9
Diluted	64.5	(82.9)	307.9
Effect of equity issue[1]	—	0.4	(1.6)
Earnings/(loss) per share as restated (in cents)
Basic	64.9	(82.5)	309.3
Diluted	64.5	(82.5)	306.3
Weighted average number of shares used in the denominator (‘000)
Number of shares for basic earnings per share	194,417	181,247	141,574
Effect of equity issue[1]	929	924	722

Basic shares	195,346	182,171	142,296

Dilutive effect of share-based awards	1,129	—	1,374

Diluted shares	196,475	182,171	143,670

1	In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.
Due to the loss after tax for the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive.
Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.
NOTE 33 — CASH FLOW INFORMATION
(A) RECONCILIATION OF PROFIT/(LOSS) FOR THE YEAR TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

	2010	2009	2008
	A$M	A$M	A$M

Profit/(loss) for the year	126.7	(150.3)	440.1
Adjustments for non-cash items:
Depreciation and amortisation	143.9	170.8	95.1
Net gain on contribution of assets to SA Recycling LLC	—	—	(38.8)
Unrealised (gain)/loss on held for trading derivatives	(3.7)	10.3	(3.9)
Impairment of goodwill	—	191.1	3.3
Impairment of property, plant and equipment	14.5	10.0	0.1
Impairment of intangible assets	0.9	—	—
Net (gain)/loss on disposal of non-current assets	(3.0)	(0.9)	1.9
Loss on sale of subsidiaries	—	2.6	—
Share-based payments	16.9	9.3	13.4
Non-cash pension expense	1.5	1.6	0.5
Non-cash compensation	—	0.8	—
Negative goodwill recognised on acquisition	—	(0.4)	—
Equity accounted profit net of dividends received	5.1	(16.7)	(55.3)
Gain on acquisition of Port Albany Ventures LLC	(8.7)	—	—
Other	(0.3)	0.2	0.3
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
(Increase)/decrease in trade and other receivables	(240.7)	492.8	(176.6)
(Increase)/decrease in inventories	(339.6)	543.4	(407.6)
(Increase)/decrease in prepayments	(2.8)	1.7	18.6
(Decrease)/increase in provisions	(7.7)	(10.2)	24.2
Increase/(decrease) in income taxes	106.8	(194.8)	80.3
(Decrease)/increase in deferred taxes	(11.1)	38.8	(11.2)
Increase/(decrease) in trade and other payables	153.8	(545.7)	263.1

Net cash (outflow)/inflow from operating activities	(47.5)	554.4	247.5

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	115

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2010
NOTE 33 — CASH FLOW INFORMATION (CONTINUED)
(B) RECONCILIATION OF CASH
Cash at the end of the Financial year as shown in the statements of cash flows is reconciled to the related items in the statements of Financial position as follows:

	2010	2009
	A$M	A$M

Cash at bank and on hand	132.2	59.1
Short-term deposits	0.1	10.4

Cash and cash equivalents	132.3	69.5

The carrying amount of the Group’s cash and cash equivalents is assumed to approximate their fair value.
(C) NON-CASH INVESTING AND FINANCING ACTIVITIES
(i)	During the year ended 30 June 2010, dividends of A$9.2 million (2009: A$26.6 million; 2008: A$18.1 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.

(ii)	On 14 March 2008, the Company acquired 100% of the share capital of Metal Management Inc for A$1,500.6 million. The consideration given consists of 53,473,817 ordinary shares in Sims Metal Management Limited with a fair value of A$1,490.1 million and A$10.5 million of fully vested share options assumed at fair value. Refer to Note 27.

(iii)	On 1 September 2007, the Group completed the merger of its Southern Californian metal recycling assets with those of Adams Steel LLC, amounting to an investment of A$342.3 million. For details of the assets and liabilities contributed to the SA Recycling joint venture, refer to Note 29.
NOTE 34 — EVENTS OCCURRING AFTER THE REPORTING PERIOD
On 4 August 2010, the Group purchased the electronic recycling assets of Wincanton PLC in the United Kingdom. The purchase price was not material to the Group.

DIRECTORS’ DECLARATION
In the Director’s opinion:
a)	The Financial statements and notes set out on pages 56 to 116 are in accordance with the Corporations Act 2001, including:
i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii)	giving a true and fair view of the consolidated entity’s Financial position as at 30 June 2010 and of its performance for the Financial year ended on that date, and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 28 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 28.
Note 1(a) confirms that the Financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the Group Chief Executive Officer and the Group Chief Financial Officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
26 August 2010	27 August 2010

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	117

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au
INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED
REPORT ON THE FINANCIAL REPORT
We have audited the accompanying financial report of Sims Metal Management Limited (the company), which comprises the balance sheet as at 30 June 2010, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Sims Metal Management Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL REPORT
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1a, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on the Financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the Financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Liability limited by a scheme approved under Professional Standards Legislation.

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF SIMS METAL MANAGEMENT LIMITED
INDEPENDENCE
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
AUDITOR’S OPINION
In our opinion:
(a)	the financial report of Sims Metal Management Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b)	the Financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1a.
REPORT ON THE REMUNERATION REPORT
We have audited the remuneration report included in pages 40 to 55 of the directors’ report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.
AUDITOR’S OPINION
In our opinion, the remuneration report of Sims Metal Management Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.
PricewaterhouseCoopers

Andrew J Parker
Partner
Sydney
27 August 2010

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	119

AUDITOR’S INDEPENDENCE DECLARATION

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au
AUDITOR’S INDEPENDENCE DECLARATION
As lead auditor for the audit of Sims Metal Management Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker
Partner
Sydney
27 August 2010
Liability limited by a scheme approved under Professional Standards Legislation.

ANNUAL FINANCIAL REPORT EXTRACTS PRESENTED IN US DOLLARS
The audited financial statements of the Group presented in Australian dollars (“A$”) are included in pages 56 to 116. On pages 122 to 124, extracts from the audited financial statements are presented in US dollars (“US”). This information does not form the part of the audited financial statements. The translation from A$ to US$ is included solely for the convenience of the reader. The financial statements as at and for the year ended 30 June 2010 have been translated into US$ at US $1.00 = A$1.1733 based on the closing exchange rate published by the Reserve Bank of Australia.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	121

CONSOLIDATED US$ INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2010

2010
US$M

Revenue	6,356.9
Other income	21.5
Raw materials used and changes in inventories	(4,555.0)
Freight expense	(610.2)
Employee benefits expense	(369.0)
Depreciation and amortisation expense	(122.6)
Repairs and maintenance expense	(95.2)
Other expenses	(459.0)
Finance costs	(14.0)
Share of pre-tax profit of investments accounted for using the equity method	12.4

Profit before income tax	165.8
Income tax expense	(57.8)

Profit for the year	108.0

US¢

Earnings per share:
Basic	55.3
Diluted	55.0

122

CONSOLIDATED US$ STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED 30 JUNE 2010

2010
US$M

ASSETS
Current assets
Cash and cash equivalents	112.8
Trade and other receivables	491.1
Inventory	662.2
Other financial assets	7.4

Total current assets	1,273.5

Non-current assets
Receivables	6.7
Investments accounted for using the equity method	314.9
Other financial assets	18.2
Property, plant and equipment	789.1
Deferred tax assets	63.2
Goodwill	981.6
Other intangible assets	166.4

Total non-current assets	2,340.1

Total assets	3,613.6

LIABILITIES
Current liabilities
Trade and other payables	523.5
Borrowings	0.5
Other financial liabilities	4.3
Current tax liabilities	19.8
Provisions	26.5

Total current liabilities	574.6

Non-current liabilities
Payables	2.8
Borrowings	99.4
Deferred tax liabilities	114.0
Provisions	18.9
Retirement benefit obligations	9.4

Total non-current liabilities	244.5

Total liabilities	819.1

Net assets	2,794.5

EQUITY
Contributed equity	2,382.3
Reserves	49.5
Retained earnings	362.7

Total equity	2,794.5

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	123

CONSOLIDATED US$ CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2010

2010
US$M

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	6,162.4
Payments to suppliers and employees (inclusive of goods and services tax)	(6,226.1)
Interest received	2.4
Interest paid	(13.8)
Dividends from associates and jointly controlled entities	16.7
Insurance recoveries	0.9
Income taxes refunded	17.1

Net cash outflow from operating activities	(40.4)

Cash flows from investing activities
Payments for property, plant and equipment	(103.0)
Payments for acquisition of subsidiaries, net of cash acquired	(96.7)
Proceeds from sale of property, plant and equipment	6.9
Payments for other financial assets	(19.4)
Return of capital from jointly controlled entities	0.3

Net cash outflow from investing activities	(211.9)

Cash flows from financing activities
Proceeds from borrowings	2,565.3
Repayment of borrowings	(2,600.5)
Fees paid for loan facilities	(2.7)
Proceeds from issue of shares	376.6
Transaction costs relating to issuance of shares	(7.5)
Dividends paid	(25.1)

Net cash inflow from financing activities	306.1

Net increase in cash and cash equivalents	53.8
Cash and cash equivalents at the beginning of the financial year	59.2
Effects of exchange rate changes on cash and cash equivalents	(0.2)

Cash and cash equivalents at the end of the financial year	112.8

124

SHAREHOLDER INFORMATION
AS AT 10 SEPTEMBER 2010
EQUITY SECURITIES
SUBSTANTIAL SHAREHOLDERS

	NUMBER HELD	%

Mitsui Raw Materials Development Pty Limited	36,151,787	17.72
M & G Investment Funds (1)	20,094,157	9.85
Legg Mason Asset Management Limited
— American Depositary Shares	11,856,011	5.81
— Ordinary	518,022	0.25
IOOF Holdings Limited	10,267,704	5.03

ORDINARY SHARES
Distribution of ordinary share holdings

RANGE	HOLDERS

1-1,000	10,648
1,001-5,000	8,562
5,001-10,000	985
10,001-100,000	418
100,001-and over	37

Total	20,650

There were 579 holders of less than a marketable parcel of shares.
Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and upon a poll each share shall have one vote.
PERFORMANCE RIGHTS/RESTRICTED STOCK UNITS
Distribution of performance rights/restricted stock units holdings

RANGE	HOLDERS

1—1,000	33
1,001—5,000	59
5,001—10,000	29
10,001—100,000	14
100,001—and over	1

Total	136

A total of 1,133,147 performance rights and restricted stock units to take up ordinary shares or American Depositary Shares are issued under the Sims Metal Management Limited Long Term Incentive Plan, the former Sims Metal Management Limited Long Term Incentive Plan, and individual contracts, held by 136 holders.
The performance rights and restricted stock units do not have any voting rights.
OPTIONS
Distribution of options holdings

RANGE	HOLDERS

1-1,000	5
1,001-5,000	29
5,001-10,000	37
10,001-100,000	57
100,001-and over	6

Total	134

A total of 2,555,367 options to take up ordinary shares or American Depositary Shares are issued under the Sims Metal Management Limited Long Term Incentive Plan, held by 132 holders.
A total of 706,000 options to take up ordinary shares or American Depositary Shares are issued under the former Metal Management, Inc. 2002 Incentive Plan, held by 3 holders.
The options do not have any voting rights.

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	125

SHAREHOLDER INFORMATION
AS AT 10 SEPTEMBER 2010
TWENTY LARGEST SHAREHOLDERS

			NO. OF SHARES	% HELD

1.	NATIONAL NOMINEES LIMITED	GPO BOX 1406, MELBOURNE VIC, 3001	47,674,996	23.37
2.	MITSUI RAW MATERIALS DEVELOPMENT	LEVEL 46 GATEWAY, 1 MACQUARIE PLACE,	33,486,787	16.42
	PTY LIMITED	SYDNEY NSW, 2000
3.	HSBC CUSTODY NOMINEES (AUSTRALIA)	GPO BOX 5302, SYDNEY NSW, 2001	31,776,010	15.58
	LIMITED
4.	J P MORGAN NOMINEES AUSTRALIA LIMITED	LOCKED BAG 7, ROYAL EXCHANGE NSW, 1225	26,955,367	13.21

5.	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G, MELBOURNE VIC, 3001	5,683,574	2.79
6.	HUGO NEU CORPORATION	120 FIFTH AVENUE 6TH FLOOR, NEW YORK	4,324,894	2.12
		NY 10011, UNITED STATES OF AMERICA
7.	COGENT NOMINEES PTY LIMITED	PO BOX R209, ROYAL EXCHANGE NSW, 1225	2,559,625	1.25
8.	ANZ NOMINEES LIMITED <CASH INCOME A/C>	GPO BOX 2842AA, MELBOURNE VIC, 3001	1,767,215	0.87
9.	AUSTRALIAN REWARD INVESTMENT ALLIANCE	C/O J PMORGAN NOMINEES, AUSTRALIA LIMITED, LOCKED BAG 7, ROYAL EXCHANGE NSW, 1225	995,113	0.49
10.	QUEENSLAND INVESTMENT CORPORATION	C/- NATIONAL NOMINEES LIMITED, GPO BOX 2242, BRISBANE QLD, 4001	974,871	0.48

11.	AMP LIFE LIMITED	PO BOX R209, ROYAL EXCHANGE NSW, 1225	757,787	0.37
12.	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G, MELBOURNE VIC, 3001	740,015	0.36
	<CFSIL CWLTH AUST SHS 18 A/C>
13.	MILTON CORPORATION LIMITED	PO BOX R1836, ROYAL EXCHANGE NSW, 1225	593,037	0.29
14.	UBS WEALTH MANAGEMENT AUSTRALIA	GPO BOX 1257L, MELBOURNE VIC, 3001	552,597	0.27
	NOMINEES PTY LTD
15.	HSBC CUSTODY NOMINEES (AUSTRALIA)	GPO BOX 5302, SYDNEY NSW, 2001	546,424	0.27
	LIMITED — A/C 2
16.	KONANN PTY LIMITED	PO BOX 649, BERWICK VIC, 3806	541,692	0.27
	<PETER WHITE FAMILY A/C NO 2>
17.	ARGO INVESTMENTS LIMITED	GPO BOX 2692, ADELAIDE SA, 5001	415,772	0.20
18.	UCA GROWTH FUND LIMITED	130 LITTLE COLLINS STREET, MELBOURNE	360,000	0.18
		VIC, 3000
19.	CITICORP NOMINEES PTY LIMITED	GPO BOX 764G, MELBOURNE VIC, 3001	331,658	0.16
	<CFSIL CWLTH AUST SHS 17 A/C>
20.	CAMROCK (AUSTRALIA) PTY LTD	PO BOX 649, BERWICK VIC, 3806	252,200	0.12

			161,289,634	79.07

SHAREHOLDER INFORMATION
AS AT 10 SEPTEMBER 2010
FIVE YEAR TREND SUMMARY

			2008	2007	2006
(A$’000)	2010	2009	RESTATED	RESTATED	RESTATED

Total Operating Revenue	7,458.5	8,641.0	7,670.5	5,550.9	3,754.5
Profit/(Loss) Before Interest and Tax	208.1	(102.9)	692.1	384.9	286.1
Net Interest Expense	(13.6)	(19.3)	(31.5)	(28.0)	(16.3)
Tax Expense	(67.8)	(28.1)	(220.5)	(117.0)	(84.9)
Profit(loss) after Tax	126.7	(150.3)	440.1	239.9	184.9
Net Cash Flows from Operations	(47.5)	554.4	247.5	335.5	208.6
Earnings(loss) per Share — diluted	64.5 ¢	(82.5) ¢	306.3 ¢	191.0 ¢	163.4 ¢
Dividends per Share	33.0 ¢	38.0 ¢	130.0 ¢	120.0 ¢	105.0 ¢
Return on Shareholders’ Equity	3.9%	-5.3%	15.5%	20.5%	16.7%
Current Ratio (to 1)	2.2	1.71	1.64	1.68	1.84
Net Debt to Funds Employed (to 1)	0.00	0.04	0.09	0.23	0.26
Net Tangible Asset Backing per Share	$9.48	$8.09	$7.93	$4.34	$4.35

SIMS METAL MANAGEMENT ANNUAL REPORT 2010	127

CORPORATE DIRECTORY
SECURITIES EXCHANGE LISTING
The Company’s ordinary shares are quoted on the Australian Securities Exchange under the ASX Code ‘SGM’.
The Company’s American Depositary Shares (ADSs) are quoted on the New York Stock Exchange under the symbol ‘SMS’. The Company has a Level II ADS program, and the Depositary is the Bank of New York Mellon Corporation. ADSs trade under cusip number 829160100 with each ADS representing one (1) ordinary share. Further information and investor enquiries on ADSs may be directed to:
The Bank of New York Mellon Corporation
Depositary Receipts Division
101 Barclay Street — 22W
New York, NY 10286 USA
Telephone: (1 212) 815 2276
Facsimile: (1 212) 571 3050
Attn: Violet Pagan
Email: violet.pagan@bnymellon.com
REGISTERED OFFICE
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32-34 Lord Street Botany NSW 2019
Telephone: (02) 8113 1600
HEAD OFFICE AND PRINCIPAL
ADMINISTRATIVE OFFICE
325 N. LaSalle Street,
Suite 550
Chicago, IL USA 60654
Telephone: (1 312) 645 0700
SHAREHOLDER ENQUIRIES
Enquiries from investors regarding their share holdings should be directed to:
Computershare Investor Services
Pty Limited
Level 4
60 Carrington Street
Sydney NSW 2000
Postal Address:
GPO Box 2975
Melbourne VIC 3001
Telephone: 1300 855 080
Facsimile: (03) 9473 2500
COMPANY SECRETARIES
Frank Moratti
Scott Miller
AUDITORS
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
For more up-to-the-minute investor relations, visit www.simsmm.com

128	PRECINCT.COM.AU

CAROLINE SASS
DANIEL THOMAS
SHELLEY VAUGHAN
GABRIELA MENDOZA
JOHN GOLDING
LEONARD HOWELL
CLIFFORD CRANHAM
FRANKLIN OLIVER
MAIK STILLE
JOSE MOREIRA
CARL JACKSON
JOACH TOMASZEWSKI
SHEDRICK WOODWARD
JAMES ANDERSON
KESTON PRITCHARD
HANS FELLER
TEKNAI SUPKIN
PRESTON NEWTON
DONALD POER
DEAN FURBOROUGH
JONATHAN PICKETT
GREG SHERROW
ANSELMA GARZA
SHAUNWOOD
KOROU ELARI
MARC PUNCH
JAMES MOORE
JOSE VARGAS
THOMAS COHRS
FAIMANIFO SAKAIO
IAN DANGERFIELD
JACKSON CHAN
ANDRE KEUPER
KAMLESH CHAND
MICHAEL LEVAN
CHLOE JACKSON
JESSICA FOLEY
ONACIS DEL ORBE
CASSIE CHRISTOFOROU
JAMES GREEN
KENNETH MCCARTHY
ANDREW HARRIS
JOHNNIE BANKS
ANITA BEXON
SARAH JOHNSTONE
EPERU SAUSI
JULIET WATERS
KRISANDRA VOGES
JUAN MEZA
SHARON HARRUP
JASON STABELL
MARK GREEN
IVAN FRAUSTO
JOSE LOPES
DAVID ASHLEY-BARKER
PHILIP JOHNSTON
JUAN MARTINEZ
ANGELA HEWITT
ALEXANDER CYPRIAN
JOHNNIE BAILEY
KENNETH KNIGHT
DAVID HILL
NEIL DOUGLAS
KATHRYN DE GROOT
FRANK MAGRO
PORTIA CUNNINGHAM
DONALD MITCHELL
CHAD GAGNON
MARCELLA JACKSON
JAMES CURRY
BEN FIORENTINO
DEAN DE ANGELIS
MARK GRIFFIS
MANUEL HENRIQUES
NEIL DALY
ANTHONY PRINCE
FRED JIANG
JOAN BENJAMIN
CONSUELO SANDOVAL
MILTON KIRK
LORENZO FERRER
MANUEL DE LA CRUZ
STEVEN HAMMERTON
DENNIS WRIGHT
MARK WATKINS
MCINTYRE BLONDEL
GREGORY FORLETTA
NIKKI WEEMS
JUAN ACOSTA
PAUL WALSH
VERNON DYER
HAROLD BROWN
LUCRECIA GARNICA
TORSTEN ANLAGE
ANDREW SCHAFFER
MUHAMMAD ISRAR
CORRIE BRYANT
NHUT TRIEU
JOSE SANCHEZ
JERIMY STEPHENS
JAMES ESKRIDGE
REFUGIO ANAYA
RUTH RAMONGI
ELAINE JARDINE
RICHARD HARDING
TIMOTHY OSGOOD
GERARDO GUERRERO
JERRY STOKES
ADRIAN MARFELL
FORHAN HASAN
EDWARD ANDRICK
JENNIFER FREEMAN
KEITH JACKSON
LAWRENCE LEE
ADAM MARCINOWICZ
SAM IGHODARO
BRETT HUBERT
JOZEF TONNEIJK
JUANA MENDOZA
SAMUEL GUIDO
BRUNO JACEK
CHRISTINE SIMMONS
JAMES CALANDRIELLO
BRENDAN O'CONNOR
MICHAEL LOVE
LAURICE ALTENBERND
SHIRLEY SAPP
LAWRENCE GRAEFE
BYRON AVENDANO
MAFI OFAMOONI
WILLIAM TAYLOR
LEONIDAS MOSCOSO
PAUL WILSON
CASSANDRA MUIR
EMILY CELY
RENNIE MELVIN
THOMAS HARRELL
NORMA CAPETILLO
ALBERT SALGADO
ANTONIO VALENTE
PAUL WALTON
BENJAMIN CONWAY
WILLIAM COWLES
CHARLES BOOKER
DEBRA SMEDLEY
ANNA MANNING
LUCIO MATIAS
GLENN MCILLHATTON

NEIL REID
EVELYN PANLAQUI
AARON NICHOLSON
ROLANDO VASQUEZ
PETER O'BRIEN
PEJIC OLIVER
JESSE GODDY
FRANCISCO DIAZ
ANDREW MONDELLI
MIGUEL LARA
ANDREW BONETT
CAROL BOOCOCK
BOBBY HEATH
KIMBERLEY LEE
AHMET KILIC
GERARDO DIAZ
SOPHIA PHILLIPS
JORGE ROMAN
CHRIS BREALEY
HIENG SENG
CHRIS BILLINGTON
CHRIS CONVERY
ALAN HALL
JASON ROBERTS
DAVID ROGERS
BENJAMIN TINOCO
MARTINE DE S-VLIEG
JUAN CEDENO
SHANNON BECK
SEAN LYNCH
SAMANTHA JOHNSON
FISCHER KLAUS
ANITA BLOOM
MARK CORNALL
WILFREDO P-PAGAN
ATHOL JETTA
GERARD WHELAN
CHRIS RAMIREZ
COLT SPATAFORE
RICHARD BALLOU
STEVE HISCOCK
JENNA HARRIS
RYAN SMITH
JIMMY CARNELING
DAVID HOBBS
SERGO BERNARD
MIGUEL A-GOMEZ
BARI LITTLE
ALLEN GARDNER
ANEURIN BEVAN
CLAUDIA CHARLES
DANIEL FLEMING
PATRICK DELPECHE
HEATH HASTED
ANGELA MCCORD
IMELDA HERRERA
BRENDAN CLEARKIN
PETER ROE
CYNTHIA BRODZINSKI
RHEA SMITH
RAEDELL ADAMS
JONAL HARRISON
KEVIN O'CONNOR
DARLENE LA PLANTE
WILLIAM HART
KEVIN SWEENEY
MICHELLE JONES
JON GREEN
TIMOTHY SPARKS
JANINE WOLTER
ANTONIO CERVANTES
RAYMOND MCHENRY
ANNIE MAES
MICHAEL KEYS
NAAISHA BOUCHELION
LESLIE POPE
CATHERINE GABEL
JANET FREEMAN
JUAN PEREZ
THOMAS TELLER
ROBERT KRASNOV
ANTONIO BARBER
FRED OLOVICH
CARVIN NASH
LUIS SANCHEZ
RAY HOBBS
VICTOR PRUDE
MATO KVESIC
DANNY PATRICK
SHERRY MANSFIELD
JUAN NAVARRO
SIMON MARTINEZ
RICHARD FRAMPTON
DIANNA SORBY
BAS DE LAAT
KARO GALAMA
RICHARD HARRIS
FRANKLIN KENNEDY
MICHAL ZURAWSKI
ROGER JOHNSSON
ANTHONY CARDONA
ERNESTO PEREZ
MICHAEL COLLINS
SOTHY NOU
LAWRENCE CARDWELL
NEVILLE BUSH
DENNIS POWELL
CATHRYN TOWNSEND
MITCHELL ANDREWS
SEAN COLEBROOK
EVERT PRATT
TONY SCREWS
SIMON RANKIN
DOUGLAS ELWER
MARK SANTIAGO
PAUL STEPHENS
DENNIS HAW
ZIYAD ALBARAQ
MICHAEL JETER
MING MA
ELEAZAR CASTORENA
RICARDO DUARTE
LUIS HERNANDEZ
CARL HEID
ANTHONY HILES
JIANHUI YANG
JOSEPH CODY
THORMAN LEACH
KAREN GARRETTY
REBECCA HILLARD
RICARDO JAIME
ANDREW WALL
JODIE LANGRIDGE
LORENZO TERRAZAS
STEPHANIE SUTAMAJA
MAGNUS BERGLIND
HARRY BOULAND
CHRISTOPHER CORK
MATILDE OTERO
JAMIE PATTERSON
VANESA LOPEZ
PABLO RUIZ
LEE CONEY
EDGARDO AGUILAR
DAVID LLOYD
ELIS PHILLIPS
GEORGE MACK
HUBERT MARTINEZ

CARL HICKS
THOMAS PICKERING
KEITH CORDELL
STEPHEN DERRYBERRY
CHARLIE VELASQUEZ
JAVIER AGUIRRE
DONLEY PARR
SCOTT CAMPBELL
ROGERIO BARREIRA
JOHN HAY
BELTON EVANS
WADE GEORGE
MICHAEL DODDS
ASHLEY O'DELL
ANDREW BELL
ANGEL MORALES
WILLIAM LINDSAY
MATTHEW ZEITER
JOSHUA COOK
LEONEL MACEDO
JOAQUIM ARAUJO
ANDREW FORD
ROBERT GUERRERO
GEORGE SEELEY
DEBRA DAWSON
JOSEPH MDLALOSE
JEANNE HANDLEY
ADALIS ALEJO
VICTOR GRANT
ROBERT DICKIE
DEVON GORDON
DANILO ALMONTE
AMY THOMAS
JEFF BEEBE
JESUS C-CARRASCO
JACQUELINE SEXTON
VIVIAN LEE
STEFAN MALMBERG
ROBERT AGUILAR
JONATHAN DAVIES
ARMIN KRÜGER
PIETRO SARDELLA
JAMES ROBINSON
CRAIG MORRALL
LYNDA JOHNSON
JIMMY BANKS
FRANCISCO TOLEDO
JOSEPH MECHARLES
LLOYD PAIGE
AGUSTIN GUERRERO
IGNACIO MALDONADO
ANTHONY PATTIN
STEVEN STRICKLAND
KEITH CAMPBELL
HECTOR MURILLO
LOU IANNI
JAMES BEHRENDORFF
EDUARDITO ANTONIA
KEN MACDONALD
KHANH TRAN
ALEXANDROS SAMARAS
RONNIE PEPPERS
RAFAEL MARTINEZ
PARAMJIT SINGH
LESLEY WADE
JAVIER SIDA
MICHAEL PANTELIS
PEGGY CHRISTOFFERSON
JOHN HARTMAN
KENNETH NEWMAN
RONNIE GATSON
KAYSLA SANCHEZ
VICENTE GORDILLO
MIGUEL FONSECA
PETER STELLER
TAIROU ZAKARI
CRAIG MCLAUGHLIN
BARRY MURPHY
RONNIE FOSTER
CHRIS VALENTINE
ALLEN SWEETSIR
MICHAEL ESPADA
CARL NATHAN
MARY MACKENZIE
TRACY HERBERT
FREDERICK CORNELL
STUART THOMPSON
KEVIN BLAKE
LEONARD HORTON
SHAUN DOLAN
CHRISTOPHER LOCK
ROBERT SUTTLES
ABRAHA GIDAY
THOMAS TROY
ROBERT VOZZO
JOHN BREWARD
DAVID RYDER
ANDREA ZARSE
CESAR MENDEZ
JORGE CASTELLANOS
JUAN TEJADA
STUART WHITE
JASON TOWN
RAYMOND THURTELL
ROY JACKSON
ERIK LARSSON
SALESI OFA
ANDY HUDSON
LOUISE BICKLEY
WILLIAM NAUGHTON
PHILIP MORLEY
PETER SHEPHERD
JOHN FINDLEY
ROBERTO FERREIRA
GEORGE KOFFLER
STEPHEN RODDIE
ANGEL SOSA
NIGEL WOOD
DANIEL HINZ
DONALD HOLMAN
LJUBO STOJCEVSKI
JOAO ANDIAS
SHEWANG ASHENAFI
PHILLIP ARENDS
STUART OLIVER
DREW VANDEGRIFF
KEITH CROYDON
ALEXANDER LEWIS
ANDREW PURCELL
ABDULLA REED
KAREN HINDS
ELIECER SAAVEDRA
LUKE DRIGGERS
WILFREDO PASCAL
FREDDIE WRIGHT
DEREK PROUDFOOT
LIZ DA FONSECA
JOHN TIZIANI
HAO NGUYEN
RONALD VAN DEN BOS
KIM WESTBRANDT
CLINTON CLEGG
DAVID BOYD
RONALD MOORE
IVETH SINTI
JAMES BUGGE
JUSTIN LOGSDON
ROBERT GARBETT

DANIEL MULLEN
INDERJIT SAINI
DAVE KOSTER
MARIYA SEMEIT
SHARON TAYLOR
MARK WASS
HELENA JOHNSON
ANGEL BATUTO
ANDREW CUTCHEY
LUZ CROVELLA
FEDERICO SIDA
MIGUEL VILLANUEVA
MARTIN WINKLER
NIGEL TAPLIN
ARMENIO AMADOR
JOSE CERVANTES
DAVE MILNE
JUSTIN VAN PATTEN
WILLIAM WHITE
INGO HOLTSTRÄTER
LEE SHAW
GEORGE MELO
KERRY JOHANSEN
LORI MCCLAFLIN
ELSA GUZMAN
STEVEN PHILLIPS
BERNARD FRITZE
BRIAN BARRETT
FREDERICK HANSEN
ROSENDO ALZAMORA
IAN UNSTED
GREGORY ADAMS
RAMON F-MENDOZA
JOSEPH THARP
RICKY HALL
JULIAN PADFIELD
GEOFF PROTHERO
MANUEL SANCHEZ
KARL WRIGHT
DANNY COLTER
MARKUS PANGURIAN
WILLIAM HYDE
JOHN DENSHAM
JOHN PERRY
PHUOC NGUYEN
LUIS AMORIM
JULIO TORREJON
BILJANA TOJCIC
DANIEL URBAN
LAWRENCE GRIFFING
ROLAND BAKER
NICO LANTIN
PATRICK MCCONAGHY
VICENTE JASSO
LUCI ANDRE
GORDON ROBBINS
BRADLEY MAYO
ZENA SUTHERLAND
ADAM GILBERT
HARRY CHEDWICK
FRANCISCO CANELA
ROBERT FRAGOSO
ERIC COOPER
VANDER DA SILVA
BENJAMIN ZAVALA
PATRIK GUSTAFSSON
RAYMOND CREMONA
ROSARIO CENTURINO
LARRY ZERTUCHE
JOSE FUENTES
JUAN DIAZ
CHRISTOPH SCHUPPA
TERRILL THOMAS
ALVIN WOODALL
JOHN WEBLEY
SEBASTIEN ROSNER
JIM PETROPOULOS
DARREN SPENCER
DAVID FOUST
DAVID POUNTNEY
JOANNE MANCINI
ALLEN JAROCHA
RANDY COLEMAN
VINCE GEEREBAERTS
WALTER HANBERRY
BEN WHATLEY
RON HARRIS
ESMAEL NUNES
PETER CHARLES
BALRAM RAMDIALL
MARGARET GRAHAM
KENNETH SCHUTT
PAUL DURE
HAJRULA RAMIC
JOHN ENGLISH
HARRIE VAN GOGH
MARWIN ROBINSON
BRIAN JONES
CHRIS ROBINSON
FELIX NEGRON
YI BIAN
KRZYSZTOF GRZANKO
ADAM WILK
JORGE NORIEGA
MICHAEL KRANZ
JOE ARROYO
LUKE HARRIS
MASHONDRIA JENKINS
MARTIN HUNTER
JULIAN BARAJAS
JOSE MCKINNEY
JOSE CONCEICAO
NICK GREENWOOD
ERICKA GARCIA
FERNANDO L-PEREZ
LEWIS ROSS
MICHAEL CICCONE
ERICH SCHMITT
KEVIN MEISSNER
ROHIT MODI
RACHEL BESWICK
TODD STEADMAN
MAREK SKOMSKI
LAWIN CHRISTIANE
IAN CHADWICK
LYNWORTH PIERRE
ANATOLIY VASERMAN
LESLIE JAMES
YESENIA SINTI
BELINDA HOPKINS
JASON MILLER
PETER RICHARDS
MAT HOPKINSON
TERRY WHITE
NOE PENA
BRAD ROSYNEK
CLARK PERRY
CHRIS DAVIS
STEVE HITTSON
SALUDA ROUSE
WILLIAM VAUGHAN
CHRIS KATSAMBIRIS
RAMON SIQUEIROS
JOSE GUTIERREZ
PAUL SANCHEZ
UDO KOESTER
PAUL BRACKSTONE
DIAMANTINO DASILVA

JAMES AMOS
ANDY BELLICONISH
BRADLEY NICHOLS
MARTIEN BIEMANS
BIRGIT VOIGTLANDER
RAYMOND MEDRED
ROBERT MASON
RICHARD KING
YUNG LAM
PAUL CONRAD
SCOTT LAMBOURNE
CAROL MORGAN
CHRIS STEVENS
LEE VAUGHAN
HAFIZULLAH NASRAT
HAROLD MELVIN
WILFRED FIRLEY
ROBERT HOLCK
JAMES LIPSEY
TAYLOR BROOMALL
IAN SWANTON
LORENZO NEGRON
KAREN L-MAZUREK
JUAN MORENO
GARY WEEMS
GILBERTO RODRIGUEZ
WAYNE POWELL
ALLEN COLE
STUART SPENCER
ROBERT SMITH
JUAN VETTER
MARCUS JONES
GLORIA WALL
FEDERICO RODRIGUEZ
MICHAEL DIGIORGIO
ROBERT RILEY
CHRIS O'LEARY
GRAHAM ROBERTSON
LINWOOD BLOUNT
ROBERTO HUERTA
PETER NETCHAEF
MICHAEL SALMON
ROBERT RHOADES
VICTOR MARTINEZ
WILLIAM LAMB
LEOPOLDO GONZALEZ
FREDDY BACHE
JOHN BURTON
ERIK BAKKE
PHILIP THORMAN
CLETUS MINJA
ELIZABETH HANCOCK
THOMAS SHAW
LUIS SANCHEZ
TIMOTHY DALE
JEFFREY RUDD
GERALD HAMILTON
LISA MADAY
REINALDO COX
RIGOBERTO RAMIREZ
KEPE GROBI
MARCUS WEBSTER
ISMAEL VEGA
WAYNE JONES
RAY TRICE JR.
THOMAS DEGRAY
BRIAN DALEY
LEWIS KEEBLE
MARK BOMMELÉ
DAVID MADRIGAL
JOE MENDOZA
KUMAR RADHAKRISHNAN
JOOS SEBASTIAN
AMAURIS ALEJO
FAHRUDIN MEMIC
DEREK BEACH
JERRY OBER
ERIKA SANCHEZ
SAJAN JAMES
WILLIAM GIMLICK
MARGARITA DAVILA
TRACIE HOUSTON
RYAN BULL
JAMES PASS
CLIFFORD HUNT
LUJUANE CAIN
RAMON A-OROSCO
KAITHLYNN NGUYEN
IGNACIO BARRAGAN
DONNIE CANFIELD
ROBERT JACKSON
CARL YUE
JOHN FREEMAN
JONATHON STURZAKER
WESLEY TAYLOR
TIMOTHY HUSSEY
DONNA HENNINGER
JUSTIN LOWERY
VERONICA GONZALES
MARK AMATT
STEPHEN HART
SHAMEKA JONES
CHRISTINE KAPHENGST
PHILIP WREN
GUADALUPE L-REYES
MACARLUS CALLEN
RICKY MILLER
FRANCIE F-KINDLUND
RYNO FOURIE
SHAWN MANLEY
BRIAN LITWILLER
KIM LE
GLEB SOLONCOV
WA MOUA
JOSE RIVERA
ATAHUALPA DEL ORBE
WILLIAM PROLER
JERRITT SIKES
NANCI SCHULD
ROBERT SMITH
ROBERT YOUNG
SAMIUELA TAIAMONI
JOSE MARTINEZ
JOHN GLYDE
TENILLE MURRAY
CHRIS ARMSTRONG
SAMUEL DIAS
RICHARD JACKSON
JUAN SEPULVEDA
ALEXANDER RANFORD
DANIEL COLLAZO
BRENDAN BOOKER
EDGARDO REYES
MARTIN PHILLIPS
NICHOLAS LAMB
LORENZO LANDEROS
BILL COVEY
VALENTE MONTENEGRO
PAUL WHITEHOUSE
PATRICK BUSTOS
JON HILYARD
JULIAN SAITO
ROBERT RAINVILLE
GRAEME WALLACE
JUDY KITT
BRIAN PARADIS
CURTIS PELTON
RAYMOND WESTON

ABEL HABTEAB
SIK FAN
RICHARD CLARK
KEVIN TOWNSEND
MANUEL ANDUJAR
PETER HATZIS
KELLY BISSERUP
MICHAEL MEARS
RODRIGO MAGANA
CATHERINE UPTON
JAYME BORDELON
SAMMY DANG
BENJAMIN HARDING
HENK VERHAGEN
BRUCE BURKE
GEORGE REES
KIMBERLEY NORMAN
ANTHONY NOTARO
FRANK CHATMAN
OMAR MARRERO
ISIDRO VELASCO
RICHARD PETERSON
ANJA LEDUC
VISTASP PATEL
CLAIRE SAVIDGE-HOLT
JESSICA WITHERS
ROBERT KIRGAN
JOSE RESENDE
GERALD HOLZER
BRENDA LEUNG
RICARDO BARBA
JOHN SARTORI
NATASHA KELLY
JONATHAN FRASER
VIDAL BERNAL
DAVID BARKER
TINA WASHBOURNE
DARRYL TEMPLETON
FRANCIS CUNHA
GERARDO MURILLO
DAVID PUGH
JOHN WILLIAMSON
WADE MEYER
JAIME QUINTERO
GAYLE HAGHVERDIAN
KAREN ROGERS
LARRY ULRICH
LEONARD SCHWASS
GUILLERMO VEGA
ADRIAN HOO LOKE
PAULA PATTON
SAN SAN CHUA
NIKKI LOUWERS
CARL MASTRULLO
BRYAN JONES
TERESA BANUELOS
MANUEL ALDRETE
PATRICK SCHRÖDER
ARTHUR HAMMER
DWAYNE BROWN
MANUEL PAVAO
CLYDE SAMPSON
JEFFREY TOMLINSON
RENEE ST. DENIS
DAVID CAGLEY
PAUL CRETELLA
GEORGE FORMOSA
JOLANDA V DE SANDEN
MARK HOWELLS
PAUL NOLAN
NAUNARINDER SINGH
ANH-KHOA HUYNH
KATRINA WHITMAN
JAMIE WITTS
THOMAS FERRETTI
BRYN JONES
TYE DIESEL
TRINIDAD HERNANDEZ
BRIAN BLEAM
MARCUS WRENN
JUAN MENDEZ
RENE MALIK
LEONARDO SANTANA
LYNETTE EVANS
ANDREW DEAN
JESUS FUENTES
DRAGI KENOVSKI
MALIN HOLMBERG
DANUTA KURKA
JOSE CARRASCO
JOHN PICKERING
BRUCE CLANTON
SHERWIN BAKER
SANTO GONZALEZ
DEANNA SAUCEDO
MELVIN WILLIAMS
SUSIL CHAND
RICHARD BORELLI
RICHARD BLAGIROWICZ
LARRY BERRY
MARCELINO PAULINO
MIROSLAV BELIK
THOI QUACH
CHARLES CARLYON
PAUL MILLER
BEN ALEXANDER
ELIZABETH GUERRERO
BIAGIO ADRAGNA
MIGUEL GORDILLO
ROBERT CLEVENGER
SUSAN ZAKENS
GUILLERMO SUROS
JOHN ALGER
JOSE ORTEGA
RAVI RAMANUJAM
JULIE GEYER
PIOTR PETRYK
ROBERT ILES
OWEN WOODWARD
ROD ROBBINS
RAKESH KUMAR
RODRIGO BERNAL
JANINE EBBINGHAUS
ROBERT GLENN
JOHN SEPPLE
QUENTIN HALL
RODNEY WHITE
LACHMAN HANOMAN
BRIJ BHUSHAN
KOSCHNITZKI MATTHIAS
JONATHAN WATSON
LEON NAVARRO-CONS
PEDRO COSTE PENA
YVONNE SOTO
JOANNE MALLETT
ALBERTO GUTIERREZ
TAN VAN NGUYEN
RAY B-FERNANDEZ
ADONIS DAVIS
LEONTINE BOONE
DAMIAN BRACHE
JAMES LIXTON
HÅKAN SCHEDE
JOSEPH KELLY
CHARLES WILKERSON
JOSEPH POWELL
RUDY MARTINEZ
PATRICIO MARTINEZ

THOMAS FATALE
RICHARD MORRIS
ALVARO PEREZ
MARGARET TIERNEY
HERBERT BROWN
JEREMY BEECHER
SERVANDO PONCE
PRADIPKUMAR SHAH
STEPHEN DUNN
ALFREDO ROGER
LAURA RYAN
GREG WEBSTER
PABLO HERRERA
CHRIS DHAMWE
JUSTIN AMIRO
ERNAN CAMPOS
DAVID DELEON
FREDERICK YOUNG
WALTER GILL
JUAN DOMINGUEZ
TONY PENTECOST
CHRIS GUARINI
MARC BROWN
BRIAN WAITE
ENCARNITA DELA PENA
RICKY OPFAR
DAURNEL WILLIAMS
IVAN FUENTES
MAURICE CORBITT
SIMON HILLIAM
JACQUELINE LOHMEYER
MANDI WILLIAMS
KENNETH SMITH
VICTOR IBRAGIMTCHAEV
BASILIO BLANCO
CARLOS HERRERA
MARISTELA CARVALHO
JOAKIM SMEDBERG
CARL HEID
JOHAN EGEFORS
DAVID SEVIOR
CATHY SORRENTINO
LYNDALL DOUST
URIAH HOLLAND
ROSITA VILLEGAS
PATRICK GEUZE
REBECCA ROBINSON
GAVIN SHEPHERD
SCOTT QUINN
XAVIER RIVERS
JUAN CERNA
GREGORY CARLSON
STEWART RATHGEN
ELIEZER ROMAN
LES SITKEI
JONATHAN JORLANIN
MARTHA GOMEZ
WILLIAM MCGUIRE
CHRISTY AYLWARD
BRUCE BARKER
GARETH SKINNER
BRIAN BRADLEY
CRAIG MCGRATH
NORMAN JACKSON
THOMAS AMOROSI
WALTER HOYOS
CHRISTINE FISHER
BO GUSTAFSSON
HAROLD WALKER
CARNEL COLEMAN
JAMES LYONS
JAVIER ALFARO
JUANDRE FOURIE
GARY VERNON
RENE KIK
KEITH ROBINSON
JOHN TURGOOSE
KATHRYN SAMPSON
ADAM EKINS
BINH HUYNH
DAVID BROOKES
JOHN HAYWORTH
BRETT CLARK
DENNIS SCHALLIOL
FERNANDO CHRISTIAN
SHANE LEWIS
DAVID SEARSON
PETER CHANT
WAYNE PITHOUSE
CLINT THOMPSON
MICHAEL WILLIAMS
MARGARITA PABON
ANTONIO MEZZINA
LOUIS MANCINI
DAVID MCATEAR
JULIO SALGADO
MARIA RUA
RITA MEYERS
JUSTIN GILES
LYNETTE QUINTANA
SHAUN LOWE
ANDRIANA KONTOVRAKIS
JEFFERY HAGERMAN
KEITH POOLTON
PEGGY JEFFORDS
RICARDO MARTINEZ
FON VAN NUNEN
ANTHONY GAVIN
JULIO MOJICA
GARY KNIGHT
ADRIAN ANDREWS
SIUA ELONE
ALEJANDRO REYES
KATHLEEN AVIS
PERSY VENTURA
SCOTT JAMES
TOOS BAKEL-WASSINK
ROBERT STOJCEVSKI
MANUEL PEREZ
JOS BALLEGOOIJ
CLIFTON THOMAS
DIRK KRIESCH
MELANIE MICALLEF
WALTER DIETRICH
MICHAEL BARRETT
RYAN PARMENTER
THEI CUIJPERS
RICARDO RAMIREZ
BRIAN MORE
KEITH SCHWENDIMAN
ANTHONY FULLER
DEAN CARROLL
CRAIG WOOD
RUSSELL WILLIAMS
ADAN RAMIREZ
TINY VAN LOON
KAZIMIERZ GALAZKA
GEISS SANDRA
SOPHIA PRITZOS
RICHARD ESTEY
SERVILIANO G-ORTEGA
TIAWAN HARRIS
RENE JAIME
MARSHAUN DYER
CALVIN SHAW
WENDY REEVES
CHARLES CRUTCHER
JAVIER RIVERA

JOSE PABON
SANDRA BOBB
JEROME PALMER
YAO YU
BYRON YATES
MARTIN PAGE
JORDAN RASH
ROBERT TAYLOR
FREDERICK DAGG
ALLEN DEIR
ROSS HADDAD
JACK GOLDBERG
FERNANDO ARAIZA
FRANCESCO JOHNSON
LARRY SNYDER
GRAHAM EARLEY
BRIAN HERNE
RAUL PENA
RICARDO PEREZ
BRANDA COLON
MICHAEL WHITE
ANTONIO PITA
DOMINGOS SANTOS
NICHOLAS INGLIMA
JAMES NATHAN
ROBIN LATHAM
MICHAEL JEFFERSON
ADAM STUBBERFIELD
RICHARD ANDERSON
EMMA HUNT
MARIUSZ SWISTAK
CATHERINE MITCHELL
JUNIOR CORNIEL
IGOR LUNGRIN
LUIS GOIS
MARY NADEAU
JACQUELINE HILTON
GORDON HODAPP
JOSCELYN LOWE
EDGARD NAIRA
TAMMY MYERS
MARVIN LOCKETT
SHANKARAN KUTTY
FRANK PAIGE
ROY DRECHSLER
SHAWN HOFFMAN
MARK SWAN
DANIEL GARCIA
OSAKI MORALES
ROBERT BOWEN
JOHN VANDELAAR
PATRICIA CORRY
WAYNE WORLEY
STEVEN JANSON
JEFFREY WEBSTER
MIGUEL GOMEZ
GABRIEL RAMIREZ
RAMON JACKSON
WENTING YUE
PAUL BLACKMORE
SUAT CAYLI
GARY MOORE
COLIN HOLMES
ANGELO SPOSATO
DIETER BRAKEN
NEVILLE DEAKIN
JAMES CATTELONA
GRAHAM GAULT
ANTHONY STEER
JOHN POWER
JAMES EDWARDS
CHRIS BERNARD
WAYNE HERBERT
DEREK HOWE
MICHAEL VANOOSTEN
SALVADOR OROZCO
AMANDA ALEXANDER
LINO DIMAS
MICHAEL BUNNER
AGOSTINHO VIEIRA
RENN KELLUM
DANIEL ROTHE
MICHAEL FIFER
CLARE HASTE
GABOR BERECZKI
DAREN BLADES
RAFAEL OROZCO
CHARLES TAYLOR
JEROME LEWIS
MICHAEL SABATINO
KESAV NAYAR
NOHORA ZAPATA
MARIA MEJIA
ALFREDO GARCIA
JOAQUIN LOPEZ
ALEJANDRO ORTIZ
JEROME THORNTON
ROBERT STURGESS
WAYNE WILSON
KATRINA MARTEN
PAWEL ANDRZEJEWSKI
ROSSALVA ACEVEDO
SHAFQAT HUSSAIN
KIRSTY HINCHLIFFE
WOJCIECH URBAN
HARRY SCHOOF
VIVIAN WHITE
JESUS GUZMAN
STEPHANIE ODEN
LESLIE WICKS
BHASKARA NAIR
MARK TURNER
DANIEL CLIFTON
BRIAN WILLICOTT
JAMES LANCASTER
FRANCISCO A-PARRA
LONNIE STONE
STUART COTTAM
MARK BENNETT
PIERRE KNEFEL
COLIN FITTON
HENRY ASTACIO
JOCELYN FRANCIS
DANIEL DIENST
RAFAL CZERNIK
ADRIAN KOENIG
SOLLIE WATSON
FREDDY GEUENS
REVERIANO DIAZ
BRIAN ROGERS
APOLONIO MURILLO
JOSE FLORES
LAURA CAUGHLAN
CARLOS CARVALHO
WILLIS GAFFORD
LESLIE BURNETT
ISRAEL RODRIGUEZ
MILES WILLIAMS
JORGE RENDON
GEORGE QUIRK
THOMAS MANKTELOW
STUART MAYNE
RICHARD ELLIOTT
DEREXEL PETERS
GARY FORTEATH
ROCCO LAMAGNA
MARIA CORONA
JOHN HEATH

HUGH COTTON
MICHAEL POST
LUIGI DIANA
KENT RIEGER
ANDREW PARKIN
DORENDA CLINK
MANUEL GARCIA-SOTO
PERRY ROGERS
MARCUS MORGAN
ANDREW PIANO
LAURIE LANDRY
KERSTIN FUCHS
JOSE MERCED
WLADIMIR SCHULZ
MARK PITCHER
REFUGIO VEGA
ANDRES MARTINEZ
JOHN BULL
MITCHELL SALAMONI
MEGINO KUKOYA
ANTHONY BALDWIN
EZEQUIEL VIEIRA
CLIVE WILLIAMS
CRAIG RICHTER
THOMAS MORAN
WILLIE STEWART
STIEBICH ANDREAS
ORLANDO SANCHEZ
MALCOLM JONES
NICOLA RUBBO
NAFITALAI FAU
ANDREW BUTT
RUBEN TORRES
ISRAEL GONZALES
HAYES BOLTON
CHRIS PETROPOULOS
IAIN EVANS
EVAN HAYES
JORGE MUNOZ
JOHN WHITE
JOHN BACHE
RHADAMES ARIAS
ANA GARCIA
BIRT COOK
SUZANNE HALL
BRETT WOLHULTER
RICHARD VLASVELD
JAMIE CLARK
DARREN WATFORD
JOSE MERCADO
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